                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration nos. 333-54310
                                                333-54310-01 333-54310-02
                                                333-54310-03 333-54310-04
                                                333-54310-05 333-54310-06
                                                333-54310-07 333-54310-08
                                                333-54310-09 333-54310-10
                                                333-54310-11 333-54310-12
                                                333-54310-13 333-54310-14
                                                333-54310-15 333-54310-16
                                                333-54310-17 333-54310-18
The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION
             PRELIMINARY PROSPECTUS SUPPLEMENT DATED JUNE 13, 2001

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE 1, 2001)

                                  $500,000,000

                            [QUEST DIAGNOSTICS LOGO]

                                  % SENIOR NOTES DUE
                                  % SENIOR NOTES DUE
                             ----------------------

       We will pay interest on the notes on                and                of
each year, beginning                , 2001. The      % notes will mature on
          ,      . The      % notes will mature on           ,      . We may
redeem some or all of the notes at any time at redemption prices described in this prospectus supplement.

       The notes will be senior unsecured obligations of ours and will rank equally with our other unsecured senior obligations. Each of our domestic wholly owned subsidiaries that operate clinical laboratories in the United States will guarantee the notes. Each guarantee will be a senior unsecured obligation of the subsidiary guarantor issuing such guarantee and will rank equally with the other senior unsecured obligations of such subsidiary guarantor. The notes will be issued only in registered form in denominations of $1,000.

       INVESTING IN THE NOTES INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT.
                             ----------------------

                                                                   % SENIOR              % SENIOR
                                                                   NOTES DUE             NOTES DUE
                                                              -------------------   -------------------
                                                              PER NOTE    TOTAL     PER NOTE    TOTAL
                                                              --------    -----     --------    -----
Public offering price (1)...................................    %           $         %           $
Underwriting discount.......................................    %           $         %           $
Proceeds, before expenses, to Quest Diagnostics.............    %           $         %           $

       (1) Plus accrued interest from                , 2001, if settlement
           occurs after that date

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       The notes will be ready for delivery in book entry form only through The
Depository Trust Company on or about                , 2001.

                             ----------------------
                          Joint Book-Running Managers

MERRILL LYNCH & CO.                                   CREDIT SUISSE FIRST BOSTON
                             ----------------------

BANC OF AMERICA SECURITIES LLC                                       UBS WARBURG
WACHOVIA SECURITIES, INC.                              BNY CAPITAL MARKETS, INC.
                             ----------------------

        The date of this prospectus supplement is                , 2001.

                              [INSIDE FRONT COVER]

                                [COLOR ARTWORK]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
Summary.....................................................   S-2
Risk Factors................................................  S-11
Cautionary Statement For Purposes of the "Safe Harbor"
  Provisions of The Private Securities Litigation Reform Act
  of 1995...................................................  S-19
Use of Proceeds.............................................  S-22
Capitalization..............................................  S-23
Description of Other Indebtedness...........................  S-24
Selected Historical Financial Data..........................  S-25
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-28
Business....................................................  S-43
Description of Notes........................................  S-58
United States Federal Income Tax Considerations.............  S-69
Underwriting................................................  S-72
Notice to Canadian Residents................................  S-73
Legal Matters...............................................  S-74
Experts.....................................................  S-74
Where You Can Find More Information.........................  S-75

PROSPECTUS
About This Prospectus.......................................    ii
Quest Diagnostics Incorporated..............................    ii
Risk Factors................................................     1
Ratio of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............     9
Use of Proceeds.............................................     9
Where You Can Find More Information.........................    10
Forward-Looking Statements..................................    11
Securities We May Issue.....................................    12
Description of Debt Securities..............................    16
Description of the Preferred Stock and the Depositary Shares
  Representing Fractional Shares of Preferred Stock.........    28
Description of Common Stock.................................    33
Selling Stockholder.........................................    36
Plan of Distribution........................................    37
Validity of the Securities..................................    38
Independent Accountants.....................................    38

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since these dates.

                                    SUMMARY

     This summary highlights selected information appearing elsewhere in this prospectus supplement and may not contain all of the information that is important to you. You should carefully read this prospectus supplement and the accompanying prospectus in their entirety, including the documents incorporated
by reference. All references to "notes" refer to the   % senior notes due
          and the   % senior notes due           , collectively, unless
otherwise specified. All references to Adjusted EBITDA refer to our EBITDA adjusted as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Adjusted EBITDA." All references to number of common shares and per common share amounts have been restated to reflect our two-for-one stock split which became effective May 31, 2001.

                                  OUR COMPANY

     We are the nation's leading provider of diagnostic testing and related services for the healthcare industry, with net revenues and Adjusted EBITDA of approximately $3.4 billion and $484 million, respectively, for the twelve month period ended March 31, 2001. We offer a broad range of clinical laboratory testing services used by physicians in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. We have a more extensive national network of laboratories and patient service centers than our competitors and revenues nearly double those of our nearest competitor. We have the leading market share in clinical laboratory testing and esoteric testing, including molecular diagnostics, as well as non-hospital based anatomic pathology services and testing for drugs of abuse.

     We currently process over 100 million requisitions each year. Each requisition form accompanies a patient specimen, indicating the tests to be performed and the party to be billed for the tests. Our customers include physicians, hospitals, managed care organizations, employers, governmental institutions and other independent clinical laboratories.

     We have a network of principal laboratories located in approximately 30 major metropolitan areas throughout the United States, several joint venture laboratories, approximately 150 smaller "rapid response" laboratories and approximately 1,300 patient service centers. We also operate a leading esoteric testing laboratory and development facility known as Nichols Institute located in San Juan Capistrano, California as well as laboratory facilities in Mexico City, Mexico and near London, England.

     In addition to our laboratory testing business, our clinical trials business is one of the leading providers of testing to support clinical trials of new pharmaceuticals worldwide. We also collect and analyze laboratory, pharmaceutical and other data through our Quest Informatics division in order to help pharmaceutical companies with their marketing and disease management efforts, as well as to help healthcare customers better manage the health of their patients.

     On August 16, 1999, we completed the acquisition of SmithKline Beecham Clinical Laboratories, Inc., or SBCL. We estimate that the successful execution of our business strategy, along with the expected benefits of the SBCL acquisition, will yield an annual earnings growth rate greater than 30% over the next several years, before special charges.

BUSINESS STRATEGY

     Our mission is to be recognized by our customers and employees as the best provider of comprehensive and innovative diagnostic testing, information and related services. The principal components of this strategy are to:

     - CAPITALIZE ON OUR LEADING POSITION WITHIN THE LABORATORY TESTING
       MARKET: We are the leader in our core clinical laboratory testing business, and we have the most extensive national clinical laboratory testing network. Our network of approximately 1,300 patient service centers, 150 rapid response laboratories and principal laboratories in approximately 30 major metropolitan areas enables us to serve managed care organizations, hospitals, physicians, employers and other healthcare providers and their patients throughout the United States. We believe that customers will increasingly seek to utilize laboratory testing companies that have a nationwide presence and offer a comprehensive range of services and that, as a result, we will be able to profitably enhance our market position.

     - BECOME A LEADING PROVIDER OF MEDICAL INFORMATION: We believe that we have the largest private clinical laboratory results database in the world. This database continues to grow as we perform tests related to over 100 million requisitions each year. We believe that this database has substantial value since a significant portion of all healthcare decisions and spending are impacted by laboratory testing results. Large customers of clinical laboratories are increasingly interested in integrating our clinical laboratory data with other healthcare information to answer quality, marketing and finance related questions. In addition, pharmaceutical manufacturers are increasing their use of this type of data to expand their marketing efforts, as well as to promote disease management. In order to meet these emerging needs for medical information, our Quest Informatics division has developed a portfolio of information products, including Internet-based health and information services, that provide customers secure access to our extensive database, along with medical and analytical expertise. We also provide customized services for pharmaceutical and health product companies to support the development and implementation of their business strategies. We intend to maintain the trust of patients and providers by ensuring the security and confidentiality of individual patient results.

     - COMPETE THROUGH PROVIDING THE HIGHEST QUALITY SERVICES: We intend to become recognized as the quality leader in the healthcare services industry. We are implementing a Six Sigma initiative throughout our organization. Six Sigma is an approach to management that requires a thorough understanding of customer needs and requirements, rigorous tracking and measuring of services, and training of employees in methodologies so they can be held accountable for improving results. During 2000, we provided training to our employees in the Six Sigma methodology and introduced high-impact quality improvement projects throughout our organization. Two of our laboratories and our diagnostics kits facility have achieved ISO-9001 certification and three of our laboratories have achieved ISO-9002 certification, international standards for quality management systems. Our Nichols Institute was the first clinical laboratory in North America to achieve ISO-9001 certification. Several additional regional laboratories are currently pursuing ISO-9002 certification.

     - CONTINUE TO LEAD INNOVATION: We intend to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. As the industry leader with the largest and broadest network, we believe we are the best channel for developers of new equipment and tests to introduce their products to the marketplace. Through our relationship with the academic community and pharmaceutical and biotechnology firms, we believe that we are one of the leaders in transferring technical innovation to the market. For example, we recently developed and introduced an HIV-genotyping test which predicts the drug resistance of HIV-infected patients and will help commercialize HIV-phenotyping tests developed by third parties, which help identify the most appropriate combination therapy for HIV-infected patients. We intend to continue to collaborate with and invest in emerging medical technology companies that develop and commercialize novel diagnostics, pharmaceutical and device technologies. We also intend to continue to introduce new tests that we develop at Nichols Institute, one of the leading esoteric testing laboratories in the world and the largest provider of molecular diagnostics testing in the United States. We believe that, with the unveiling of the human genome, new genes and the association of these genes with disease will continue to be discovered at an accelerating pace, leading to research that will result in ever more complex and thorough diagnostic testing. We believe that we are well positioned to capture this growth.

     - PURSUE STRATEGIC GROWTH OPPORTUNITIES: We intend to continue to leverage our network in order to capitalize on targeted strategic growth opportunities both inside and outside our core laboratory business. These opportunities are more fully described under "Strategic Growth Opportunities" and include continuing to make selective regional acquisitions, capturing growth in the areas of genomics and specialty testing, expanding into the direct-to-consumer market by providing testing and medical information services directly to consumers, leveraging our leading anatomic pathology business into higher margin areas and expanding our clinical trials testing and other services to the pharmaceutical and biotechnology industries.

     - LEVERAGE OUR SATISFACTION MODEL: Our business philosophy is that satisfied employees lead to satisfied customers, which in turn benefits our stockholders. We regularly survey our employees and customers and follow up on their concerns. We emphasize skills training for all employees and leadership training for our supervisory employees. Most importantly, we are committed to treating each employee with dignity and respect and trust them to treat our customers the same way. We believe that our management approach to our employees, together with our competitive pay and benefits, helps improve employee satisfaction and performance, enabling us to provide superior services to our customers.

STRATEGIC GROWTH OPPORTUNITIES

     In addition to expanding our core clinical laboratory business through internal growth and pursuing our strategy to become a leading provider of medical information, we intend to continue to leverage our network in order to capitalize on targeted growth opportunities both inside and outside our core laboratory testing business.

     - SELECTIVE REGIONAL ACQUISITIONS: The clinical laboratory industry is still fragmented. Historically, regional acquisitions fueled our growth. We expect to focus future clinical laboratory acquisition efforts on laboratories that can be integrated into our existing laboratories without impeding the integration of SBCL's operations, such as our acquisition of the assets of Clinical Laboratories of Colorado, LLC in February 2001. This strategy will enable us to reduce costs and gain other benefits from the elimination of redundant facilities and equipment, and reductions in personnel. We may also consider acquisitions of ancillary businesses as part of our overall growth strategy.

     - GENOMICS AND SPECIALTY TESTING: We intend to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. We estimate that the current United States market in gene based testing is approximately $1 billion per year. We believe that we have the largest gene based testing business in the United States, with more than $225 million in annual revenues, and that this business will grow by at least 25% per year over the next several years. We believe that, with the unveiling of the human genome, the discovery of new genes and the association of these genes with disease will result in more complex and thorough diagnostic testing. We believe that we are well positioned to capture this growth. We intend to focus on commercializing diagnostic applications of discoveries in the areas of functional genomics, or the analysis of genes and their functions, and proteomics, or the discovery of new proteins made possible by the human genome project.

     - MEDICAL INFORMATION: We believe that we have the largest private clinical laboratory results database in the world. This database continues to grow as we perform tests related to over 100 million requisitions each year. We believe that this database has substantial value since a significant portion of all healthcare decisions and spending are impacted by laboratory testing results. Large customers of clinical laboratories are increasingly interested in integrating our clinical laboratory data with other healthcare information to answer quality, marketing and finance related questions. In addition, pharmaceutical manufacturers are increasing their use of this type of data to expand their marketing efforts as well as to promote disease management. In order to meet these emerging needs for medical information, our Quest Informatics division has developed a portfolio of information products, including Internet-based health and information services, that provide customers secure access to our extensive database, along with medical and analytical expertise. We also provide customized services for pharmaceutical and health product companies to support the development and implementation of their business strategies. We intend to maintain the trust of patients and providers by ensuring the security and confidentiality of individual patient results.

     - CONSUMER HEALTH: Currently, almost all the testing we perform is ordered directly by a physician, who then receives the test results. However, consumers are becoming increasingly interested in managing their own health and health records. We believe that consumers will increasingly want to order clinical laboratory tests themselves, including tests that measure levels of cholesterol, PSA (prostate specific antigen), glucose, hemoglobin A1c (diabetes monitoring), and TSH (thyroid disorders), even if they are responsible for paying for the tests themselves. Instead of first having to go to their treating physician to order a test, consumers could order testing services directly through the Internet or our network of patient service centers, which already services over 80,000 patients each day. We have initiated a pilot program providing direct testing access to consumers in several test markets and have recently expanded this program into additional test markets. A consumer-focused web site will be integral to the awareness and delivery of information content surrounding the testing services provided in our facilities. Laws in a number of states restrict the ability of consumers to order tests directly and permit test results to be provided only to the ordering physician. In order to serve consumers in these states and comply with applicable law, we are utilizing a physician network to facilitate ordering of tests and reporting of results. We believe that consumer demand may result, over time, in the re-examination of regulatory restrictions on consumers' ability to order clinical tests and to receive test results directly.

     - ANATOMIC PATHOLOGY: While we are the leading provider of non-hospital based anatomic pathology services in the United States, we have traditionally been strongest in the less profitable segments of the business, such as pap smears. We intend to expand our anatomic pathology business into higher profit margin areas. For example, we have currently converted more than 50% of our pap smear business to ThinPrep(R), a higher quality, higher margin product offering. We believe that the current United States market for anatomic pathology services is approximately $5 billion per year and that we perform approximately $300 million of such services each year, representing a market position significantly less than our share of the entire clinical laboratory market.

     - PHARMACEUTICAL AND BIOTECHNOLOGY SERVICES: Recently, the global pharmaceutical industry has invested approximately $50 billion annually in research and development of new products and additional amounts in support of their commercialization. This spending is expected to grow about 10% per annum in support of the increasing need for new, innovative pharmaceutical products. Beyond our existing clinical trials business, profitable growth opportunities exist in the following areas: post-marketing (Phase IV) research, patient recruitment, genomics (drug discovery), over-the-counter drug testing and pharmaceutical sales and product detailing.

PRINCIPAL EXECUTIVE OFFICES

     Our principal executive offices are located at One Malcolm Avenue, Teterboro, New Jersey 07608. Our telephone number at that location is (201) 393-5000.

                              RECENT DEVELOPMENTS

OUR REFINANCING PLAN

     This offering is part of our plan to refinance a majority of our long-term debt in order to reduce overall interest costs. As part of this plan, we also commenced a cash tender offer for all of our outstanding 10 3/4% senior subordinated notes due 2006 and intend to enter into a new senior unsecured credit facility of up to $650 million. As part of these transactions, we expect to incur a special charge of up to $45 million, of which approximately one-half is anticipated to be payable in cash related to the tender offer premium and consent solicitation, and the settlement of our existing interest rate swap agreements.

     Tender Offer

     On Thursday, May 24, 2001, we commenced a cash tender offer for all of our outstanding 10 3/4% senior subordinated notes due 2006 and a consent solicitation to amend the terms of the indenture under which those notes were issued. As of June 7, 2001, we had received tenders for approximately 98%, or $146.5 million, of the outstanding $150 million aggregate principal amount of notes and the requisite consents from the noteholders to amend the indenture to eliminate substantially all of its restrictive provisions. Consummation of the tender offer is subject to certain conditions, including the receipt of adequate long-term financing to pay for the cost of the tender offer and consent solicitation.

     New Senior Unsecured Credit Facility

     We recently received commitments, subject to certain conditions, for a new $650 million senior unsecured credit facility from a group of banks led by Banc of America and UBS Warburg. The new senior unsecured credit facility consists of a five-year $325 million revolving credit facility and a five-year term loan facility of up to $325 million. The term loan facility will be reduced to the extent that the gross proceeds of this offering of notes exceed $400 million. The new senior unsecured credit facility will be guaranteed by each of our subsidiaries that will guarantee the notes offered pursuant to this prospectus supplement. The closing of this offering of notes is conditioned on the closing of our new senior unsecured credit facility. For a more detailed description of our new senior unsecured credit facility, see "Description of Other Indebtedness."

                                  THE OFFERING

     The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus supplement.

Issuer..............................     Quest Diagnostics Incorporated

Notes offered.......................     $          aggregate principal amount
                                         of      % senior notes due           .

                                         $          aggregate principal amount
                                         of      % senior notes due           .

Maturities..........................          % senior notes due      .

                                              % senior notes due      .

Interest payment dates..............                    and                ,
                                         beginning                , 2001.

Guarantees..........................     The notes will be fully and
                                         unconditionally guaranteed, jointly and
                                         severally, by each of our domestic
                                         wholly owned subsidiaries that operate
                                         clinical laboratories in the United
                                         States.

Ranking.............................     The notes will be senior unsecured
                                         obligations of ours and will rank
                                         equally with our other senior unsecured
                                         obligations. Each guarantee will be a
                                         senior unsecured obligation of the
                                         subsidiary guarantor issuing such
                                         guarantee and will rank equally with
                                         the other senior unsecured obligations
                                         of such subsidiary guarantor. The notes
                                         and the guarantees will effectively
                                         rank junior to all liabilities of our
                                         subsidiaries that are not guarantors.
                                         The notes and the guarantees will also
                                         effectively be subordinated to any
                                         secured obligations of ours or our
                                         subsidiary guarantors as to the assets
                                         securing such obligations.

                                         As of March 31, 2001, after giving pro
                                         forma effect to this offering of notes,
                                         the closing of the new senior unsecured
                                         credit facility and application of the
                                         net proceeds from these two financing
                                         transactions:

                                              - we and our subsidiary guarantors
                                                would have had outstanding $758
                                                million of long-term debt
                                                (including the current portion
                                                thereof), of which $33 million
                                                would have been secured; and

                                              - our subsidiaries that are not
                                                guarantors would have had
                                                outstanding $256 million of debt
                                                (including the current portion
                                                thereof), all of which was
                                                incurred under our receivables
                                                credit facility. For a more
                                                detailed description, see
                                                "Description of Other
                                                Indebtedness."

Optional redemption.................     We may redeem some or all of the notes,
                                         at any time, at the redemption prices
                                         described in this prospectus
                                         supplement. For a more detailed
                                         descrip-
                                         tion, see "Description of
                                         Notes -- Optional Redemption."

Covenants...........................     The indenture governing the notes will
                                         contain covenants that, among other
                                         things, will limit our ability and the
                                         ability of our subsidiary guarantors
                                         to:

                                              - create certain liens;

                                              - enter into certain sale and
                                                leaseback transactions;

                                              - consolidate, merge or transfer
                                                all or substantially all of our
                                                assets and the assets of our
                                                subsidiaries on a consolidated
                                                basis; and

                                              - incur indebtedness of
                                                non-guarantor subsidiaries.

                                         These covenants are subject to
                                         important exceptions and
                                         qualifications, which are described in
                                         this prospectus supplement. For a more
                                         detailed description, see "Description
                                         of Notes."

Use of proceeds.....................     We estimate that the net proceeds from
                                         this offering of notes will be
                                         approximately $          million. We
                                         intend to use these proceeds, together
                                         with our cash on hand and the proceeds
                                         from our new senior unsecured credit
                                         facility to:

                                              - make payments of approximately
                                                $164 million under the cash
                                                tender offer and consent
                                                solicitation for our 10 3/4%
                                                senior subordinated notes due
                                                2006, assuming all of those
                                                notes are tendered; and

                                              - repay all amounts outstanding
                                                under our existing senior
                                                secured credit facility. At May
                                                31, 2001, we had $584 million of
                                                borrowings outstanding under our
                                                existing senior secured credit
                                                facility.

Risk factors........................     See "Risk Factors" and the other
                                         information in this prospectus
                                         supplement for a discussion of factors
                                         you should carefully consider before
                                         deciding to invest in the notes.

                   SUMMARY SELECTED HISTORICAL FINANCIAL DATA

                                            THREE MONTHS ENDED
                                                MARCH 31,                   YEAR ENDED DECEMBER 31,
                                         ------------------------    --------------------------------------
                                            2001          2000          2000        1999(A)         1998
                                         ----------    ----------    ----------    ----------    ----------
                                                                   (IN THOUSANDS)
OPERATIONS DATA:
Net revenues...........................  $  882,553    $  857,479    $3,421,162    $2,205,243    $1,458,607
Costs and expenses:
  Cost of services.....................     529,065       529,037     2,056,237     1,379,989       896,793
  Selling, general and
    administrative.....................     252,802       249,835     1,001,443       643,440       445,885
  Interest, net........................      22,700        29,763       113,092        61,450        33,403
  Amortization of intangible assets....      11,100        11,940        45,665        29,784        21,697
  Provisions for restructuring and
    other special charges..............          --            --         2,100(b)     73,385(c)         --
  Minority share of income.............       1,116         2,136         9,359         5,431         2,017
  Other, net...........................         298          (428)       (7,715)       (2,620)        4,951
                                         ----------    ----------    ----------    ----------    ----------
  Total................................     817,081       822,283     3,220,181     2,190,859     1,404,746
                                         ----------    ----------    ----------    ----------    ----------
Income before taxes and extraordinary
  loss.................................      65,472        35,196       200,981        14,384        53,861
Income (loss) before extraordinary
  loss.................................      35,748        17,809       104,948(d)     (1,274)(e)     26,885
Net income (loss)......................      35,748        17,809       102,052(d)     (3,413)(e)     26,885
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents..............  $  120,730    $   28,487    $  171,477    $   27,284    $  202,908
Accounts receivable, net...............     509,272       484,225       485,573       539,256       220,861
Total assets...........................   2,903,235     2,838,635     2,864,536     2,878,481     1,360,240
Long-term debt.........................     758,481     1,157,899       760,705     1,171,442       413,426
Total debt.............................   1,023,511     1,205,628     1,026,113     1,216,877       464,870
Preferred stock........................       1,000         1,000         1,000         1,000         1,000
Common stockholders' equity............   1,099,216       896,030     1,030,795       862,062       566,930
OTHER DATA:
Net cash provided by operating
  activities...........................  $   40,731    $   33,157    $  369,455    $  249,535    $  141,382
Net cash used in investing
  activities...........................     (90,268)      (20,477)      (48,015)   (1,107,990)      (39,720)
Net cash provided by (used in)
  financing activities.................      (1,210)      (11,477)     (177,247)      682,831       (60,415)
Bad debt expense.......................      55,283        62,646       234,694       142,333        89,428
Rent expense...........................      19,950        19,259        76,515        59,073        46,259
Capital expenditures...................      43,615        17,613       116,450        76,029        39,575
Adjusted EBITDA(f).....................     122,438        98,144       459,380       237,038       158,609

---------------
(a) On August 16, 1999, we completed the acquisition of SBCL. Consolidated operating results for 1999 include the results of operations of SBCL subsequent to the closing of the acquisition. See Note 3 to the consolidated financial statements, included in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

(b) During 2000, we recorded a net special charge of $2.1 million. This net charge resulted from a $13.4 million charge related to the costs to cancel certain contracts that we believed were not economically viable as a result of the SBCL acquisition, and which were principally associated with the cancellation of a co-marketing agreement for clinical trials testing services, which charges were in large part offset by a reduction in reserves attributable to a favorable resolution of outstanding claims for reimbursements associated with billings of certain tests.

(c) During 1999, we recorded special charges principally incurred in conjunction with the acquisition and planned integration of SBCL. See Note 7 to the consolidated financial statements, included in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

(d) During 2000, we prepaid $155.0 million of debt under our existing senior secured credit facility. The extraordinary loss represented $4.8 million ($2.9 million, net of tax) of deferred financing costs which were written-off in connection with the prepayment.

(e) In conjunction with the acquisition of SBCL, we repaid the entire amount outstanding under our then existing credit agreement. The extraordinary loss recorded in 1999 represented $3.6 million ($2.1 million, net of tax) of deferred financing costs which were written-off in connection with the extinguishment of the credit agreement.

(f) Adjusted EBITDA represents income (loss) before extraordinary loss, income taxes, net interest expense, depreciation, amortization and special items. Special items include the provisions for restructuring and other special charges reflected in the selected historical financial data above, $8.9 million of costs related to the integration of SBCL which were included in operating costs and expensed as incurred in 2000, a $3.0 million gain related to the sale of an investment in 1999 and a $2.5 million charge recorded in selling, general and administrative expenses in 1998 related to the consolidation of our laboratory network announced in 1997. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to (1) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (2) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our notes. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in the notes. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, you may lose all or part of your original investment.

OUR SUBSTANTIAL DEBT MAY IMPAIR OUR FINANCIAL AND OPERATING FLEXIBILITY.

     We have a significant amount of debt. As of March 31, 2001, on a pro forma basis we would have had approximately $1 billion of debt outstanding. We would also have had approximately $312 million of available borrowings under our new $325 million senior unsecured revolving credit facility. Set forth in the table below for each of the next five years, on a pro forma basis, is the aggregate amount of principal, interest and total payment obligations with respect to our debt, including capital leases. The amounts in this table were calculated on a pro forma basis to reflect, as of March 31, 2001, the completion of this $500 million offering of notes, the incurrence of $225 million of term loans under the new senior unsecured credit facility, each at market rates, and the application of the net proceeds from these two financing transactions, together with cash on hand to repay our existing senior secured credit facility in its entirety and to make the payments required to complete the tender offer and consent solicitation for our 10 3/4% senior subordinated notes due 2006, assuming all of those notes were tendered. We have also assumed that the current interest rate swap agreements related to our outstanding variable rate debt are terminated and we did not enter into any new interest rate swap agreements.

         TWELVE MONTHS
      ENDED DECEMBER 31,         PRINCIPAL   INTEREST    TOTAL
      ------------------         ---------   --------    -----
                                         (IN THOUSANDS)
2001...........................   $29,252    $78,060    $107,312
2002...........................   $68,806    $69,028    $137,834
2003...........................   $45,530    $64,350    $109,880
2004...........................   $45,400    $61,584    $106,984
2005...........................   $53,838    $58,560    $112,398

     The above table excludes our principal payment obligations with respect to our receivables credit facility. As further described under "Description of Other Indebtedness -- Receivables Credit Facility," the receivables credit facility is classified as a current liability and therefore would be included in the principal and total payment obligation amounts for the twelve months ended December 31, 2001. The amount outstanding under the receivables credit facility as of March 31, 2001 was $256 million.

     Based on our net exposure to interest rate changes, an assumed 10% increase in interest rates would result in an increase of approximately $2 million in annual interest payments during each of the next five twelve-month periods ending December 31, 2005. The primary interest rate exposures on our debt carrying variable interest rates are with respect to interest rates on United States dollars as quoted in the London interbank market.

     We and our subsidiaries may be able to incur additional indebtedness in the future. If new debt is added to our current debt levels, an even greater portion of our cash flow will be needed to satisfy our debt service obligations. As a result, we would be more vulnerable to general adverse economic and industry conditions and the other risks associated with high levels of indebtedness. These risks could limit our ability to make payments under the notes.

     Our debt agreements contain various restrictive covenants. All these restrictions, together with our high level of debt, could:

     - limit our ability to use operating cash flow in other areas of our business, because we must use a portion of these funds to make principal and interest payments on our debt; and

     - increase our vulnerability to interest-rate fluctuations because the debt under our credit facility is at variable interest rates.

     Our ability to make principal and interest payments on our debt and to satisfy our other debt obligations will depend on our ability to generate cash in the future. If we do not generate sufficient cash flow to meet our debt service requirements, we may need to seek additional financing. This may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. For additional information regarding our debt see "Description of Other Indebtedness."

SECURED INDEBTEDNESS AND BORROWINGS BY SUBSIDIARIES THAT ARE NOT GUARANTORS WILL BE EFFECTIVELY SENIOR TO THE NOTES.

     The notes and the guarantees are senior unsecured obligations and therefore will be effectively subordinated to any of our or our subsidiary guarantors' secured obligations to the extent of the value of the assets securing such obligations. The indenture does not limit the amount of indebtedness that we and any of our subsidiary guarantors can incur, but does limit the amount of secured indebtedness pursuant to the covenant described under the heading "Description of Notes -- Limitation on Liens." This covenant is subject to important exceptions described under such heading. As of March 31, 2001, after giving pro forma effect to this offering of notes, the closing of the new senior unsecured credit facility and application of the net proceeds from these two financing transactions, we and our subsidiary guarantors would have had outstanding $33 million of secured long-term debt (including the current portion thereof).

     We conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, laws or regulations, as well as any subsidiary's financial condition and operating requirements, may limit our ability to obtain cash required to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all existing and future obligations of our subsidiaries (unless such subsidiaries are subsidiary guarantors), including claims with respect to trade payables. In addition, the guarantees of our subsidiary guarantors will be structurally subordinated to all existing and future obligations of the subsidiary guarantors' subsidiaries (such subsidiaries are also subsidiary guarantors), including claims with respect to trade payables. This means that holders of our notes as guaranteed by our subsidiary guarantors will have a junior position to the claims of creditors of our direct and indirect subsidiaries which are not subsidiary guarantors on the assets and earnings of such subsidiaries. Our non-guarantor subsidiaries are limited in the amount of indebtedness they are permitted to incur pursuant to the covenant described under "Description of Notes -- Limitation of Subsidiary Indebtedness and Preferred Stock." This covenant is subject to important exceptions described under such heading. In addition, the guarantees of our subsidiary guarantors may be released in certain circumstances, which are described under the heading "Description of Notes -- Guarantees." As of March 31, 2001, after giving pro forma effect to this offering of notes, the closing of the new senior unsecured credit facility and application of the net proceeds from these two financing transactions, our non-guarantor subsidiaries would have had outstanding $256 million of debt (including the current portion thereof) all of which was incurred under our existing receivables credit facility. For a more detailed description of our receivables credit facility, see "Description of Other Indebtedness -- Receivables Credit Facility."

FEDERAL AND STATE LAWS PERMIT A COURT TO VOID A GUARANTEE ISSUED BY ANY OF OUR SUBSIDIARIES IF THE COURT FINDS THE GUARANTEE TO CONSTITUTE A FRAUDULENT CONVEYANCE.

     Our obligations under the notes are guaranteed by our subsidiaries to the extent described in this prospectus supplement. These guarantees are subject to attack under various federal and state fraudulent conveyance laws enacted for the protection of creditors.

     The issuance of a guarantee by any of our subsidiaries will constitute a fraudulent conveyance if:

     - the guarantee was incurred by the subsidiary with the intent to hinder, delay or defraud any present or future creditor; or

     - the subsidiary did not receive fair consideration for issuing the guarantee and such subsidiary (1) was insolvent or rendered insolvent by reason of the issuance of the guarantee, (2) was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary constituted unreasonably small capital to carry on its business or (3) intended to incur debts beyond its ability to pay such debts as they matured.

     Generally, an entity will be considered insolvent if:

     - the sum of its debts is greater than the fair value of its property;

     - the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due; or

     - it cannot pay its debts as they become due.

     If a court finds a guarantee issued by a subsidiary of ours to constitute a fraudulent conveyance, the court could give a lower priority to, or subordinate, the claims of the notes against this subsidiary to the claims of other creditors of this subsidiary. In addition, a court could void all or part of the guarantee. To the extent the guarantee issued by a subsidiary of ours was voided as a fraudulent conveyance, the holders of our notes guaranteed by our subsidiary guarantors would cease to have any claim against the subsidiary and would be creditors solely of Quest Diagnostics and any other subsidiary guarantor which was not found to have made a fraudulent conveyance. See "Description of Notes -- Guarantees."

INTEGRATING OUR BUSINESS OPERATIONS WITH THOSE BUSINESSES THAT WE HAVE ACQUIRED OR MAY ACQUIRE IN THE FUTURE MAY BE DIFFICULT AND MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS.

     We are in the process of integrating into our company the operations of SBCL, which we acquired in August 1999. While we have substantially completed the transition of our business affected by this integration, including consolidation of redundant facilities and infrastructure and administrative and other duplicative functions, certain other activities, such as standardization of information systems, will continue beyond 2001. Given the large size of SBCL's operations and the complexity of the clinical laboratory testing business, we expect that it will take as long as three years from the date of this prospectus supplement before we fully complete the process. In addition, in February 2001 we acquired the assets of Clinical Laboratories of Colorado, LLC. We may also acquire additional clinical laboratories in the future as part of our growth strategy. Each of these acquisitions involves the integration of separate companies that have previously operated independently and have different corporate cultures. The process of combining such companies may be disruptive to their businesses and may cause an interruption of, or a loss of momentum in, such businesses as a result of the following difficulties, among others:

     - loss of key customers or employees;

     - inconsistencies in standards, controls, procedures and policies among the companies being combined make it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems;

     - failure to maintain the quality of services that such companies have historically provided;

     - coordination of geographically diverse organizations; and

     - diversion of management's attention from the day-to-day business of our company as a result of the need to deal with the above disruptions and difficulties and the added costs of dealing with such disruptions.

In particular, since most of our clinical laboratory testing is performed under arrangements that are terminable at will or on short notice, any such interruption of or deterioration in our services may result in a customer's decision to stop using us for clinical laboratory testing.

OUR ACQUISITIONS MAY NOT PRODUCE THE ANTICIPATED BENEFITS.

     Even if we are able to successfully integrate the operations of SBCL into our company, or the operations of other companies or businesses we may acquire in the future, we may not be able to realize the benefits that we expect to result from such integrations, either in monetary terms or a timely manner. We continue to expect that the SBCL integration will result in approximately $150 million of annual synergies to be achieved by the end of 2002. During 2000, we estimate that we realized approximately $50 million of these synergies, and at the end of 2000 we had achieved an annual rate of synergies approaching $100 million. We expect that during 2001 we will realize additional synergies driven by cost reductions, and we anticipate that by the end of 2001 we will achieve an annual rate of synergies of $100 million to $120 million. During the first quarter of 2001, we estimate that we realized approximately $25 million of these synergies, and at the end of the first quarter of 2001 we had achieved an annual rate of synergies of approximately $100 million. However, we may not continue to realize these synergies or we may not realize any of the additional anticipated benefits, either at all or in a timely manner.

FAILURE TO TIMELY OR ACCURATELY BILL FOR OUR SERVICES COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NET REVENUES AND BAD DEBT EXPENSE.

     Billing for laboratory services is extremely complicated. Laboratories must bill various payers, such as patients, insurance companies, Medicare, Medicaid, physicians and employer groups, all of which have different billing requirements. In addition, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further complexity to the billing process. Among many other factors complicating billing are:

     - pricing differences between our fee schedules and the reimbursement rates of payers;

     - disputes with payers as to which party is responsible for payment; and

     - disparity in coverage among various carriers.

     We believe that most of our bad debt expense, which was 7% of our net revenues in 2000, is the result of several non-credit-related issues, primarily missing or incorrect billing information on requisitions received from healthcare providers. In general, we perform the requested tests and report test results even if the billing information is incorrect or incomplete. We subsequently attempt to contact the provider to obtain any missing information or rectify incorrect billing information. Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable. When all issues relating to the missing or incorrect information are not resolved in a timely manner, the related receivables are written-off to the allowance for doubtful accounts.

FAILURE IN OUR INFORMATION TECHNOLOGY SYSTEMS, INCLUDING FAILURES RESULTING FROM OUR SYSTEMS CONVERSIONS, COULD SIGNIFICANTLY INCREASE TURN-AROUND TIME AND OTHERWISE DISRUPT OUR OPERATIONS, WHICH COULD REDUCE OUR CUSTOMER BASE AND RESULT IN LOST NET REVENUES.

     Our success depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our IT systems. Sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner would adversely affect our reputation and result in a loss of customers and net revenues.

     In addition, we are in the process of standardizing our systems as a result of the SBCL acquisition. This process is difficult and will take several years to complete. SBCL had standardized billing and laboratory information systems throughout its laboratory network, which are different from our existing systems. We are developing and implementing an enhanced laboratory information system and an enhanced billing system that combine the functionality of the existing systems of Quest Diagnostics and SBCL. We expect that the development and implementation of the enhanced systems will take several years. During systems conversions of this type, workflow may be temporarily interrupted, which may cause backlogs. In addition, the implementation process, including the transfer of databases and master files to new data centers, presents significant conversion risks which could cause failures in our IT systems and disrupt our operations.

THE DEVELOPMENT OF NEW, MORE COST-EFFECTIVE TESTS THAT CAN BE PERFORMED BY PHYSICIANS IN THEIR OFFICES OR BY PATIENTS COULD NEGATIVELY IMPACT OUR TESTING VOLUME AND NET REVENUES.

     The diagnostics testing industry is faced with technology advances and new product introductions. Advances in technology may lead to the development of more cost-effective tests that can be performed outside of an independent clinical laboratory such as (1) point-of-care tests that can be performed by physicians in their offices and (2) home testing that can be performed by patients. Development of such technology and its use by our customers would reduce the demand for our laboratory testing services and negatively impact our revenues. Currently, most clinical laboratory testing is categorized as "high" or "moderate" complexity, and thereby subject to extensive and costly regulation, under the Clinical Laboratory Improvement Amendments of 1988, or CLIA. The cost of compliance with CLIA makes it not cost effective for most physicians to operate clinical laboratories in their offices; other laws limit the ability of physicians to have ownership in a laboratory and refer tests to such laboratory. However, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing point of care laboratory equipment to physicians and by selling test kits approved for home use to both physicians and patients. Over-the-counter diagnostics tests are automatically deemed to be "waived" tests under CLIA, which may then be performed in physician office laboratories as well as by patients in their homes with minimal regulatory oversight. The Food and Drug Administration, or FDA, has regulatory responsibility over instruments, test kits, reagents and other devices used by clinical laboratories and recently has taken responsibility from Center for Disease Control, or CDC, for test classification. Increased approval of home test kits could lead to increased testing by physicians in their offices, which could affect our market for laboratory testing services and negatively impact our revenues.

EFFORTS BY THIRD PARTY PAYERS, INCLUDING THE GOVERNMENT, TO REDUCE UTILIZATION AND PRICING COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NET REVENUES AND PROFITABILITY.

     Government payers, such as Medicare and Medicaid, as well as private payers, including managed care organizations, have taken steps and may continue to take steps to control the cost, utilization and delivery of healthcare services, including clinical laboratory services. Primarily as a result of recent reimbursement rate reductions and utilization controls implemented by government regulations, the percentage of our aggregate net revenues derived from Medicare programs declined from 20% in 1995 to 13% in 2000. For a more detailed description of the developments in government regulations, we urge investors to read carefully our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

     In addition to changes in government reimbursement programs, private payers, including managed care organizations, are demanding discounted fee structures or the assumption by clinical laboratory service providers of all or a portion of the financial risk through capitated payment contracts. Under capitated payment contracts, clinical laboratories receive a fixed monthly fee per individual enrolled with the managed care organization for all laboratory tests performed during the month. In particular, managed care organizations, which have significant bargaining power, frequently negotiate for capitated payment contracts. In 2000, we derived approximately 9% of our revenues from capitated payment contracts with managed care organizations. As the number of patients covered by managed care organizations increased during the 1990s, more patients were covered under capitated payment contracts, which resulted in reduced opportunities for higher priced fee-for-service business and adversely affected our profit margin. During each of the past two years, the number of patients covered under capitated payment contracts has decreased in the United States.

     We expect efforts to impose reduced reimbursements and more stringent cost controls by government and other payers to continue. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, it could have a material adverse impact on our net revenues and profitability.

FAILURE TO PROVIDE A HIGHER QUALITY OF SERVICE THAN THAT OF OUR COMPETITORS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NET REVENUES.

     While there has been significant consolidation in the clinical laboratory testing business in recent years, it remains a fragmented and highly competitive industry. We compete with three types of laboratory providers: hospital-affiliated laboratories, other independent clinical laboratories and physician-office laboratories. Most physicians have admitting privileges or other relationships with hospitals as part of their medical practice. Almost all hospitals maintain an on-site laboratory to perform routine clinical testing on their in-patients and out-patients. Many hospitals leverage their relationships with community physicians and encourage the physicians to send their outreach (non-hospital patients) testing to the hospital's laboratory. In addition, hospitals that own physician practices generally require the physicians to refer tests to the hospital's affiliated laboratories. As a result of the relationship between hospitals and community physicians, we compete against hospital-affiliated laboratories primarily based on quality of service. Our failure to provide service superior to hospital-affiliated laboratories and other laboratories could have a material adverse impact on our net revenues.

IF WE FAIL TO COMPLY WITH EXTENSIVE LAWS AND REGULATIONS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.

     We are subject to extensive and frequently changing federal, state and local laws and regulations. We believe that, based on our experience with government settlements and public announcements by various government officials, the federal government continues to strengthen its position on healthcare fraud. In addition, legislative provisions relating to healthcare fraud and abuse give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. While we believe that we are in material compliance with all applicable laws, many of the regulations applicable to us, including those relating to billing and reimbursement of tests and those relating to relationships with physicians and hospitals, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations, including our billing practices. If we fail to comply with applicable laws and regulations, we could suffer civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

     During the mid-1990s, Quest Diagnostics and SBCL settled government claims that primarily involved industry-wide billing and marketing practices that both companies believed to be lawful. The aggregate amount of the settlements for these claims exceeded $500 million. The federal or state governments may bring additional claims based on new theories as to our practices that we believe to be in compliance with law. The federal government has substantial leverage in negotiating settlements since the amount of potential fines far exceeds the rates at which we are reimbursed and the government has the remedy of excluding a non-compliant provider from participation in the Medicare program, which represented approximately 13% of our consolidated net revenues during 2000.

     There remain pending against Quest Diagnostics and SBCL private claims arising out of the settlement of the government claims, including several class actions brought against SBCL. We believe that our reserves with respect to such claims are adequate. However, we understand that there may be pending qui tam, or "whistle blower," claims brought by former employees or others as to which we have not been provided with a copy of the complaint and accordingly cannot determine the extent of any potential liability. Liabilities with respect to the claims that we know are pending against SBCL are generally covered by an indemnification from SmithKline Beecham, a subsidiary of GlaxoSmithKline. The indemnities we obtained from SmithKline Beecham in connection with liabilities from government investigations do not cover governmental claims that arise after the closing date of the SBCL acquisition, private claims unrelated to the governmental claims or investigations subject to SBCL indemnification, and any consequential or incidental damages relating to billing claims, including losses of revenues and profits as a consequence of exclusion from participation in federal or state healthcare programs. For additional information, see our most recent annual report on Form 10-K for the year ended December 31, 2000 and our quarterly report on Form 10-Q for the quarter ended March 31, 2001, each of which is incorporated by reference into this prospectus supplement.

THE FINAL PRIVACY REGULATIONS THAT WILL TAKE EFFECT IN 2003 AND PROPOSED FEDERAL SECURITY REGULATIONS UNDER THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996 WILL INCREASE OUR COSTS AND COULD LIMIT OUR ABILITY TO PROVIDE MEDICAL INFORMATION.

     Pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, on December 28, 2000, the Secretary of the Department of Health and Human Services, or HHS, issued final regulations that established comprehensive federal standards with respect to the use and disclosure of protected health information by health plans, healthcare providers and healthcare data clearinghouses. The regulations establish a complex regulatory framework on a variety of subjects, including:

     - the circumstances under which disclosures and uses of protected health information require a general patient consent, specific authorization by the patient, or no patient consent or authorization;

     - the content of notices of privacy practices for protected health information;

     - patients' rights to access, amend, and receive an accounting of the disclosures and uses of protected health information; and

     - administrative, technical and physical safeguards required of entities that use or receive protected health information.

     The regulations establish a "floor" and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy standards and varying state privacy laws. In addition, for healthcare data transfers relating to citizens of other countries, we will need to comply with the laws of other countries. The federal privacy regulations became effective in April 2001 for healthcare providers, but healthcare providers have until April 2003 to comply with the regulations. In addition, final standards for electronic transactions were issued in August 2000 and will become effective in October 2002. These regulations provide uniform standards for code sets (codes representing medical procedures and laboratory tests and diagnosis codes which are used, among others, in connection with the identification and billing of medical procedures and laboratory tests), electronic claims, remittance advice, enrollment, eligibility and other electronic transactions. Finally, the proposed security and electronic signature regulations issued by the Secretary of HHS in August 1998 pursuant to HIPAA are expected to be finalized this year. HIPAA provides for significant fines and other penalties for wrongful disclosure of protected health information. Compliance with the HIPAA requirements, when finalized, will require significant capital and personnel resources from all healthcare organizations, including ours. However, we will not be able to estimate the cost of complying with all of these regulations, which we expect to be significant, until after all the regulations are finalized. These regulations, when finalized and effective, could also restrict our ability to use our laboratory database to provide medical information for purposes other than payment, treatment or healthcare operations, except for information that does not identify a patient.

OUR TESTS AND BUSINESS PROCESSES MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD CAUSE US TO ENGAGE IN COSTLY LITIGATION, PAY SUBSTANTIAL DAMAGES OR PROHIBIT US FROM SELLING OUR TESTS.

     Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business. As a result, we may be involved in intellectual property litigation and we may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

     - cease developing, performing or selling products or services that incorporate the challenged intellectual property;

     - obtain and pay for licenses from the holder of the infringed intellectual property right;

     - redesign or reengineer our tests;

     - change our business processes; or

     - pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement held to be willful.

     Patents generally are not issued until several years after an application is filed. The possibility that, before a patent is issued to a third party, we may be performing a test or other activity covered by the patent, is not a defense to an infringement claim. Thus, tests that we develop could become the subject of infringement claims if a third party obtains a patent covering those tests.

     Infringement and other intellectual property claims, whether with or without merit, can be expensive and time-consuming to litigate. In addition, any requirement to re-engineer our tests or change our business processes could substantially increase our costs, force us to interrupt product sales or delay new test releases. In the past, we have settled several disputes regarding our alleged infringement of intellectual property of third parties. We are currently involved in settling several additional disputes. We do not believe that resolution of these disputes will have a material adverse effect on our operations or financial condition. However, infringement claims could arise in the future as patents could be issued on tests or processes that we may be performing, particularly in such emerging areas as gene based testing and other specialty testing.

PROFESSIONAL LIABILITY LITIGATION COULD HAVE AN ADVERSE IMPACT ON OUR CLIENT BASE AND REPUTATION.

     As a general matter, providers of clinical laboratory testing services may be subject to lawsuits alleging negligence or other similar legal claims. These suits could involve claims for substantial damages. Any professional liability litigation could also have an adverse impact on our client base and reputation. We maintain liability insurance for professional liability claims, subject to maximum limits and self-insured retention. Our management believes that the levels of coverage are adequate to cover currently estimated exposures.

       CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Some statements and disclosures in this prospectus supplement and the accompanying prospectus, including, in each case, the documents incorporated by reference, are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts and can often be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue". These forward-looking statements are based on our current plans and expectations and are subject to a number of risks and uncertainties that could significantly cause our plans and expectations, including actual results, to differ materially from the forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their companies without fear of litigation.

     We would like to take advantage of the "safe harbor" provisions of the Litigation Reform Act in connection with the forward-looking statements included in this prospectus supplement and the accompanying prospectus, including, in each case, the documents incorporated by reference. Investors are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in these documents. The following list of important factors could cause our actual financial results to differ materially from those projected, forecasted or estimated by us in forward-looking statements.

     (a) Heightened competition, including increased pricing pressure and competition from hospitals for testing for non-patients. See "Business -- Competition."

     (b) Impact of changes in payer mix, including any shift from traditional, fee-for-service medicine to capitated managed-cost healthcare. See "Business -- Payers and Customers -- Customers -- Managed Care Organizations."

     (c) Adverse actions by government or other third-party payers, including unilateral reduction of fee schedules payable to us and an increase of the practice of managed care organizations to negotiate for exclusive contracts that involve aggressively priced capitated payments. See "Business -- Payers and Customers -- Customers -- Managed Care Organizations" and see "Business -- Regulation of Reimbursement for Clinical Laboratory Services" in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

     (d) The impact on our volume and collected revenue or general or administrative expenses resulting from our compliance with Medicare and Medicaid administrative policies and requirements of third-party payers. These include:

        - the requirements of Medicare carriers to provide diagnosis codes for many commonly ordered tests and the likelihood that third-party payers will increasingly adopt similar requirements;

        - the policy of HCFA to limit Medicare reimbursement for tests contained in automated chemistry panels to the amount that would have been paid if only the covered tests, determined on the basis of demonstrable "medical necessity," had been ordered;

        - continued inconsistent practices amount the different local carriers administering Medicare; and

        - proposed changes to the ABN form by HCFA.

          See "Business -- Billing" and see "Business -- Regulation of Reimbursement for Clinical Laboratory Services" in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

     (e) Adverse results from pending or future government investigations or private actions. These include, in particular:

        - significant monetary damages and/or exclusion from the Medicare and Medicaid programs and/or other significant litigation matters;

        - the absence of indemnification from Corning Incorporated for private claims unrelated to the indemnified government claims or investigations and for private claims that are not settled by December 31, 2001. See "Business -- Government Investigations and Related Claims" in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement;

        - the absence of indemnification from SmithKline Beecham for:
          (1) governmental claims against SBCL that arise after August 16, 1999, and (2) private claims unrelated to the indemnified governmental claims or investigations; and

        - the absence of indemnification for consequential damages from either SmithKline Beecham or Corning.

     (f) Failure to obtain new customers at profitable pricing or failure to retain existing customers, and reduction in tests ordered or specimens submitted by existing customers.

     (g) Failure to efficiently integrate acquired clinical laboratory businesses, or to efficiently integrate clinical laboratory businesses from joint ventures and alliances with hospitals, and the costs related to any such integration, or to retain key technical and management personnel. See "Business -- Acquisition and Integration."

     (h) Inability to obtain professional liability insurance coverage or a material increase in premiums for such coverage. See
          "Business -- Insurance."

     (i) Denial of CLIA certification or any other license to any of our clinical laboratories under the CLIA standards, by HCFA for Medicare and Medicaid programs or other federal, state and local agencies. See "Business -- Regulation of Clinical Laboratory Operations."

     (j) Adverse publicity and news coverage about us or the clinical laboratory industry.

     (k) Computer or other system failures that affect our ability to perform tests, report test results or properly bill customers, including potential failures resulting from systems conversions, including from the integration of the systems of Quest Diagnostics and SBCL, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters. See
          "Business -- Information Systems" and "Business -- Billing."

     (l) Development of technologies that substantially alter the practice of laboratory medicine, including technology changes that lead to the development of more cost-effective tests such as (1) point-of-care tests that can be performed by physicians in their offices, and (2) home testing that can be carried out without requiring the services of clinical laboratories.

     (m) Issuance of patents or other property rights to our competitors or others that could prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business. See "Business -- The United States Clinical Laboratory Testing Market."

     (n) Development of tests by our competitors or others which we may not be able to license or unauthorized use of our technology or similar technologies or our trade secrets by competitors, any of which could negatively affect our competitive position.

     (o) Development of an Internet based electronic commerce business model that does not require an extensive logistics and laboratory network.

     (p) The impact of the privacy and security regulations issued under HIPAA on our operations (including our medical information services) as well as the cost to comply with the regulations. See "Risk Factors."

     (q) Changes in interest rates causing a substantial increase in our effective borrowing rate.

     (r) Inability to hire and retain qualified personnel or the loss of the services of one or more of our key senior management personnel.

     Many of these risks are described in greater detail under "Risk Factors" in this prospectus supplement and we advise investors to review the forward looking statements in light of the disclosure contained under "Risk Factors."

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering of notes will be
approximately $          million. We intend to use these proceeds, together with
our cash on hand and the proceeds from our new senior unsecured credit facility to:

     - make payments of approximately $164 million required under the cash tender offer and consent solicitation for our 10 3/4% senior subordinated notes due 2006, assuming all of those notes are tendered; and

     - repay all amounts outstanding under our existing senior secured credit facility. At May 31, 2001, we had $584 million of borrowings outstanding under our existing senior secured credit facility. As of May 31, 2001, our existing senior secured credit facility bore interest at a weighted average rate of approximately 8% per year and had a final maturity in June 2006.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents, debt, and total capitalization at March 31, 2001 on an actual basis and as adjusted to reflect the following transactions as if they had occurred on that date:

     - completion of this $500 million offering of notes;

     - completion of the $225 million term loan portion of our new senior unsecured credit facility;

     - repayment of our existing senior secured credit facility, including the costs to settle our existing interest rate swap agreements; and

     - completion of the cash tender offer and consent solicitation for our 10 3/4% senior subordinated notes due 2006, assuming all of those notes were tendered.

     This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement.

                                                                   MARCH 31, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Cash and cash equivalents...................................  $  120,730    $   70,180
                                                              ==========    ==========
Debt (including current maturities):
  Short-term borrowings under receivables financing.........  $  256,000    $  256,000
  Existing revolving credit facility........................          --            --
  Existing term loans.......................................     584,030            --
  New revolving credit facility(1)..........................          --            --
  New term loan facility....................................          --       225,000
     % Senior notes due           ..........................          --       250,000
     % Senior notes due           ..........................          --       250,000
  10 3/4% Senior subordinated notes due 2006................     150,000            --
  Other debt................................................      33,481        33,481
                                                              ----------    ----------
          Total debt........................................   1,023,511     1,014,481
Preferred stock.............................................       1,000         1,000
Common stockholders' equity.................................   1,099,216     1,076,019(2)
                                                              ----------    ----------
Total capitalization........................................  $2,123,727    $2,091,500
                                                              ==========    ==========

---------------
(1) After considering the amount of outstanding letters of credit (approximately $13 million at March 31, 2001), the remaining balance of our new $325 million senior unsecured revolving credit facility is expected to be available for borrowing after this offering.

(2) Reflects the after-tax estimated special charge to earnings, as of March 31, 2001, of up to $45 million (pre-tax) associated with the write-off of deferred financing costs related to our existing senior secured credit facility and 10 3/4% senior subordinated notes due 2006, the payments made in connection with our cash tender offer premium and consent solicitation for those notes, and costs to settle our existing interest rate swap agreements.

                       DESCRIPTION OF OTHER INDEBTEDNESS

RECEIVABLES CREDIT FACILITY

     On July 21, 2000, we completed a $256 million receivables-backed financing transaction. In connection with the receivables financing transaction, Quest Diagnostics Receivables Inc. ("QDR"), a wholly owned subsidiary of ours, entered into a secured revolving credit facility (the "receivables credit facility"), on an uncommitted basis initially with Blue Ridge Asset Funding Corporation, a commercial paper funding vehicle administered by Wachovia Bank, N.A. The receivables credit facility has the benefit of a one-year back-up facility provided on a committed basis initially by Wachovia Bank. We have received commitments for a new one-year back-up facility from Wachovia, Lloyds TSB Bank and Credit Lyonnais. In addition, Credit Lyonnais has agreed to extend a receivables credit facility through their commercial paper funding vehicle and the receivables credit facility currently being provided by Blue Ridge will be reduced by an equivalent amount.

     The receivables credit facility has an initial term of three years, unless extended or terminated early as a result of the termination of liquidity commitments to Blue Ridge. The borrowings outstanding under the receivables credit facility are classified as a current liability on our consolidated balance sheet, since the lender funds the borrowings through the issuance of commercial paper which matures at various dates up to ninety days from the date of issuance. Under the receivables credit facility, QDR incurs debt to Blue Ridge and we incur debt to QDR. Our debt to QDR is in the form of demand advances at market rates determined by QDR and us.

     Interest on the receivables credit facility is based on rates which are intended to approximate commercial paper rates for highly rated issuers. The weighted average interest rate on borrowings outstanding at March 31, 2001 was 5.8%.

     To secure the performance of its obligations under the receivables credit facility, QDR has granted a security interest in the receivables and certain related assets and the demand advances to Wachovia, as administrative agent for the lenders.

     QDR is not a guarantor of the existing senior secured credit facility and will not guarantee the new senior unsecured credit facility or the notes offered pursuant to this prospectus supplement.

THE NEW SENIOR UNSECURED CREDIT FACILITY

     We have received commitments, subject to certain conditions, for a new $650 million senior unsecured credit facility from a group of banks led by Banc of America Securities LLC and UBS Warburg. The terms, conditions and covenants of the new senior unsecured credit facility are subject to the negotiation, execution and delivery of definitive documentation and, as a result, certain of the actual terms, conditions and covenants may differ from those discussed below. The new senior unsecured credit facility consists of a five-year $325 million revolving credit facility and a five-year term loan facility of up to $325 million. The term loan facility will be reduced to the extent that the gross proceeds of this offering of notes exceed $400 million. The new senior unsecured credit facility will be guaranteed by each of our subsidiaries that will guarantee the notes. The closing of this offering of notes is conditioned on the closing of our new senior unsecured credit facility. The tender offer and new senior unsecured credit facility are a part of our plan to refinance a majority of our long-term debt in order to reduce overall interest costs.

     The new senior unsecured credit facility will contain various covenants and conditions, including the maintenance of certain financial ratios and tests, restrictions on the ability of our subsidiaries to, among other things, incur additional indebtedness, and restrictions on our ability to, among other things, repurchase shares of our outstanding common stock, make additional investments and consummate acquisitions.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table summarizes selected historical financial data of our company and our subsidiaries at the dates and for each of the periods presented. We derived the selected historical financial data for the years 1996 through 2000 from the audited consolidated financial statements of our company. We derived the selected historical financial data for the three months ended March 31, 2001 and 2000 from the unaudited interim consolidated financial statements of our company. The unaudited interim consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the financial condition and results of operations as of and for the periods presented. Except as otherwise disclosed in the notes to the unaudited interim consolidated financial statements, all such adjustments are of a normal recurring nature. The interim consolidated financial statements have been compiled without audit and are subject to year-end adjustments. Operating results for the interim periods are not necessarily indicative of the results that may be expected for the full year. The selected historical financial data is only a summary and you should read it together with our historical consolidated financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                 THREE MONTHS
                                     ENDED
                                   MARCH 31,                               YEAR ENDED DECEMBER 31,
                            -----------------------   ------------------------------------------------------------------
                               2001         2000         2000         1999(a)         1998         1997          1996
                            ----------   ----------   ----------    -----------    ----------   ----------    ----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
Net revenues..............  $  882,553   $  857,479   $3,421,162    $ 2,205,243    $1,458,607   $1,528,695    $1,616,296
Costs and expenses:
  Cost of services........     529,065      529,037    2,056,237      1,379,989       896,793      962,935     1,044,423
  Selling, general and
    administrative........     252,802      249,835    1,001,443        643,440       445,885      467,052       461,775
  Interest, net...........      22,700       29,763      113,092         61,450        33,403       40,996        74,918
  Amortization of
    intangible assets.....      11,100       11,940       45,665         29,784        21,697       23,951        41,625
  Provisions for
    restructuring and
    other special
    charges...............          --           --        2,100(b)      73,385(c)         --       48,688(d)    668,544(e)
  Minority share of
    income................       1,116        2,136        9,359          5,431         2,017        1,393         1,423
  Other, net..............         298         (428)      (7,715)        (2,620)        4,951        2,738          (210)
                            ----------   ----------   ----------    -----------    ----------   ----------    ----------
         Total............     817,081      822,283    3,220,181      2,190,859     1,404,746    1,547,753     2,292,498
                            ----------   ----------   ----------    -----------    ----------   ----------    ----------
Income (loss) before taxes
  and extraordinary
  loss....................      65,472       35,196      200,981         14,384        53,861      (19,058)     (676,202)
Income (loss) before
  extraordinary loss......      35,748       17,809      104,948(f)      (1,274)(g)     26,885     (22,260)     (625,960)
Net income (loss).........      35,748       17,809      102,052(f)      (3,413)(g)     26,885     (22,260)     (625,960)
Basic net income (loss)
  per common share:(h)(i)
Income (loss) before
  extraordinary loss......        0.39         0.20         1.17          (0.02)         0.45        (0.38)       (10.86)
Net income (loss).........        0.39         0.20         1.14          (0.05)         0.45        (0.38)       (10.86)
Diluted net income (loss)
  per common share:(h)(j)
Income (loss) before
  extraordinary loss......        0.37         0.19         1.11          (0.02)         0.44        (0.38)       (10.86)
Net income (loss).........        0.37         0.19         1.08          (0.05)         0.44        (0.38)       (10.86)

                                   THREE MONTHS
                                       ENDED
                                     MARCH 31,                               YEAR ENDED DECEMBER 31,
                              -----------------------   -----------------------------------------------------------------
                                 2001         2000         2000         1999(a)        1998         1997          1996
                              ----------   ----------   ----------    -----------   ----------   ----------    ----------
                                                           (IN THOUSANDS, EXCEPT RATIO DATA)
BALANCE SHEET DATA (AT END
  OF PERIOD):
Cash and cash equivalents...  $  120,730   $   28,487   $  171,477    $    27,284   $  202,908   $  161,661    $   41,960
Accounts receivable, net....     509,272      484,225      485,573        539,256      220,861      238,369       297,743
Total assets................   2,903,235    2,838,635    2,864,536      2,878,481    1,360,240    1,400,928     1,395,066
Long-term debt..............     758,481    1,157,899      760,705      1,171,442      413,426      482,161       515,008
Total debt..................   1,023,511    1,205,628    1,026,113      1,216,877      464,870      514,809       535,793
Preferred stock.............       1,000        1,000        1,000          1,000        1,000        1,000         1,000
Common stockholders'
  equity....................   1,099,216      896,030    1,030,795        862,062      566,930      540,660       537,719
OTHER DATA:
Ratio of earnings to fixed
  charges (k)...............         3.1x         2.0x         2.4x           1.2x         2.0x          --(k)         --(k)
Net cash provided by (used
  in) operating
  activities................  $   40,731   $   33,157   $  369,455    $   249,535   $  141,382   $  176,267    $  (88,486)(l)
Net cash used in investing
  activities................     (90,268)     (20,477)     (48,015)    (1,107,990)     (39,720)     (35,101)      (63,674)
Net cash provided by (used
  in) financing
  activities................      (1,210)     (11,477)    (177,247)       682,831      (60,415)     (21,465)      157,674
Bad debt expense............      55,283       62,646      234,694        142,333       89,428      118,223(m)    111,238
Rent expense................      19,950       19,259       76,515         59,073       46,259       47,940        49,713
Capital expenditures........      43,615       17,613      116,450         76,029       39,575       30,836        70,396
Adjusted EBITDA(n)..........     122,438       98,144      459,380        237,038      158,609      153,800       166,358

---------------
 (a) On August 16, 1999, we completed the acquisition of SBCL. Consolidated operating results for 1999 include the results of operations of SBCL subsequent to the closing of the acquisition. See Note 3 to the consolidated financial statements, included in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

 (b) During 2000, we recorded a net special charge of $2.1 million. This net charge resulted from a $13.4 million charge related to the costs to cancel certain contracts that we believed were not economically viable as a result of the SBCL acquisition, and which were principally associated with the cancellation of a co-marketing agreement for clinical trials testing services, which charges were in large part offset by a reduction in reserves attributable to a favorable resolution of outstanding claims for reimbursements associated with billings of certain tests.

 (c) During 1999, we recorded special charges principally incurred in conjunction with the acquisition and planned integration of SBCL. See Note 7 to the consolidated financial statements, included in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement.

 (d) These amounts include a charge of $16 million to write-down goodwill reflecting the estimated impairment related to our consolidation plan announced in 1997.

 (e) These amounts include a charge of $445 million to reflect the impairment of goodwill upon the adoption of a new accounting policy in 1996 for evaluating the recoverability of goodwill and measuring possible impairment under a fair value method. See Note 2 to the consolidated financial statements, included in our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement. In addition, we recorded special charges totaling $188 million to increase reserves related to claims by the Department of Justice for certain payments received by Damon Corporation, prior to its acquisition by Quest Diagnostics, and other similar claims.

 (f) During 2000, we prepaid $155.0 million of debt under our existing senior secured credit facility. The extraordinary loss represented $4.8 million ($2.9 million, net of tax) of deferred financing costs which were written-off in connection with the prepayment.

 (g) In conjunction with the acquisition of SBCL, we repaid the entire amount outstanding under our then existing credit agreement. The extraordinary loss recorded in 1999 represented $3.6 million ($2.1 million, net of tax) of deferred financing costs which were written-off in connection with the extinguishment of the credit agreement.

 (h) On February 21, 2001, the Board of Directors approved a two-for-one stock split of our common stock which was effected by the issuance on May 31, 2001, of a stock dividend of one new share of common stock for each share of common stock held by stockholders of record on May 16, 2001. All references to the number of common shares and per common share amounts, including earnings per common share calculations, have been restated to reflect the stock dividend.

 (i) Historical earnings per share data for periods prior to 1997 have been restated to reflect common shares outstanding as a result of Quest Diagnostics' recapitalization in 1996. In December 1996, 57.6 million common shares were issued to effectuate the Spin-Off Distribution and establish Quest Diagnostics' employee stock ownership plan.

 (j) Potentially dilutive common shares primarily include stock options and restricted common shares granted under our Employee Equity Participation Program. During periods in which net income available for common stockholders is a loss, diluted weighted average common shares outstanding will equal basic weighted average common shares outstanding, since under these circumstances, the incremental shares would have an anti-dilutive effect.

 (k) For purposes of this calculation, earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense we deemed representative of an appropriate interest factor. Earnings were insufficient to cover fixed charges by the following amounts in the years indicated:

         YEAR ENDED DECEMBER 31,
  -------------------------------------
      1997                   1996
      ----                   ----
            (IN THOUSANDS)

  $      16,468         $       676,202

     The pro forma ratio of earnings to fixed charges for the three months ended March 31, 2001 and for the year ended December 31, 2000 was 3.6x and 2.7x, respectively. The pro forma ratio of earnings to fixed charges was calculated assuming that the anticipated net proceeds from this $500 million offering of notes and the $225 million term loan portion of our new senior unsecured credit facility, and the repayment of our existing senior secured credit facility in its entirety along with the repurchase of our 10 3/4% senior subordinated notes due 2006, assuming all of those notes were tendered, were effected on the first day of the periods referred to above.

 (l) Cash flows used in operating activities for 1996 include the payment of Damon Corporation and other billing related settlements totaling approximately $144 million and the settlement of amounts owed to Corning Incorporated of $45 million in connection with our spin-off from Corning in 1996.

(m) Bad debt expense for 1997 includes a charge of $5.3 million, which was part of the $6.8 million charge in 1997, to increase the provision for doubtful accounts to recognize the reduced recoverability of certain receivables from accounts which will no longer be served as a result of our consolidation plan announced in 1997.

 (n) Adjusted EBITDA represents income (loss) before extraordinary loss, income taxes, net interest expense, depreciation, amortization and special items. Special items include the provisions for restructuring and other special charges reflected in the selected historical financial data above, $8.9 million of costs related to the integration of SBCL which were included in operating costs and expensed as incurred in 2000, a $3.0 million gain related to the sale of an investment in 1999 and charges of $2.5 million and $6.8 million recorded in selling, general and administrative expenses in 1998 and 1997, respectively, related to the consolidation of our laboratory network announced in 1997. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to (1) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (2) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

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                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     After nearly a decade of pressures to reduce reimbursement and reduce test utilization, the underlying fundamentals of the diagnostics testing industry are improving. During the early 1990s, the industry was negatively impacted by significant government regulation and investigations into various billing practices. In addition, the rapid growth of managed care, as a result of the need to reduce overall healthcare costs, led to revenue and profit declines within the laboratory testing industry, which in turn led to industry consolidation, particularly among commercial laboratories. As a result of these dynamics, fewer, but larger commercial laboratories have emerged that have greater economies of scale, new and rigorous programs designed to assure compliance with government billing regulations and other laws, and a more disciplined approach to pricing services. These changes have resulted in improved profitability and a reduced risk of non-compliance with complex government regulations. At the same time, a slowdown in the growth of managed care and decreasing influence of managed care organizations on ordering of clinical testing by physicians has led to renewed growth in testing volumes and further improvements in profitability during 2000. In addition, the following factors are expected to continue to fuel growth in testing volume to the industry:

     - general aging of the United States population;

     - increasing focus on early detection and prevention as a means to reduce the overall cost of healthcare and development of more sophisticated and specialized tests for early detection of disease and disease management;

     - increasing volume of tests for diagnosis and monitoring of infectious diseases such as AIDS and hepatitis C;

     - research and development in the area of genomics, which is expected to yield new genetic tests and techniques;

     - increasing affordability of tests due to advances in technology and cost efficiencies;

     - increasing volume of tests as part of employer sponsored comprehensive wellness programs; and

     - increasing awareness by consumers of the value of clinical laboratory testing and increasing willingness of consumers to pay for tests that may not be covered by third party payers.

     Quest Diagnostics, the largest clinical laboratory testing company with a leading position in most of its geographic markets and service offerings, is well positioned to benefit from the growth expected in the industry.

     Payments for clinical laboratory services are made by the government, managed care organizations, insurance companies, physicians, hospitals, employers and patients. Physicians, hospitals and employers are typically billed on a fee-for-service basis based on fee schedules which are typically negotiated. Fees billed to patients and insurance companies are based on the laboratory's patient fee schedule, which may be subject to limitations on fees imposed by insurance companies or by physicians negotiating on behalf of their patients. Medicare and Medicaid reimbursements are based on fee schedules set by governmental authorities. Managed care organizations, which typically contract with a limited number of clinical laboratories for their members, represent a significant portion of our overall clinical laboratory testing volume. Larger managed care organizations typically prefer to use large independent clinical laboratories because they can provide services on a national or regional basis and can manage networks of local or regional laboratories. While the number of patients participating in managed care plans has slowed in recent years, over the last decade, the managed care industry has been consolidating, resulting in fewer but larger managed care organizations with significant bargaining power to negotiate fee arrangements with healthcare providers, including clinical laboratories. Managed care organizations frequently negotiate capitated payment contracts for a portion of their business, which shift the risk and cost of testing from
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

the managed care organizations to the clinical laboratory. Under these capitated payment contracts, Quest Diagnostics and managed care organizations agree to a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by us. Capitated agreements with managed care organizations have been historically priced aggressively, particularly for exclusive or semi-exclusive arrangements. Recently, there has been a shift in the way major managed care organizations contract with clinical laboratories. Managed care organizations have begun to offer more freedom of choice to their affiliated physicians, including greater freedom to determine which laboratory to use and which tests to order. Accordingly, several agreements with major managed care organizations have been renegotiated from exclusive contracts to nonexclusive contracts. As a result, under these nonexclusive arrangements, physicians have more freedom of choice in selecting laboratories, and laboratories are likely to compete more on the basis of service and quality rather than price alone. As a result of this emphasis on greater freedom of choice, our enhanced service network and capabilities, and our focus on ensuring that overall arrangements are profitable, pricing of managed care agreements has improved. Also, managed care organizations have been recently giving patients greater freedom of choice and patients have been increasingly selecting plans (such as preferred provider organizations) that offer a greater choice of providers. Pricing for these preferred provider organizations is typically negotiated on a fee-for-service basis, which generally results in higher revenue per requisition than under a capitated fee arrangement.

     The clinical laboratory industry is subject to seasonal fluctuations in operating results and cash flows. During the summer months, year-end holiday periods and other major holidays, volume of testing declines, reducing net revenues and resulting cash flows below annual averages. Testing volume is also subject to declines in winter months due to inclement weather, which varies in severity from year to year.

     The clinical laboratory industry is labor intensive. Employee compensation and benefits constitute approximately half of our total costs and expenses. Cost of services consists principally of costs for obtaining, transporting and testing specimens. Selling, general and administrative expenses consist principally of the costs associated with our sales force, billing operations (including bad debt expense), and general management and administrative support.

ACQUISITION OF SMITHKLINE BEECHAM'S CLINICAL LABORATORY TESTING BUSINESS

     On August 16, 1999, we completed the acquisition of SBCL, which operated the clinical laboratory business of SmithKline Beecham plc, or SmithKline Beecham. The original purchase price of approximately $1.3 billion was paid through the issuance of approximately 25.1 million shares of our common stock and the payment of $1.025 billion in cash, including $20 million under a non-competition agreement between Quest Diagnostics and SmithKline Beecham. At the closing of the acquisition, we used existing cash and borrowings under a new senior secured credit facility, to fund the cash purchase price and related transaction costs of the acquisition, and to repay the entire amount outstanding under our then existing credit agreement. The acquisition of SBCL was accounted for under the purchase method of accounting. The historical financial statements of Quest Diagnostics include the results of operations of SBCL subsequent to the closing of the acquisition.

     As of December 31, 2000 and 1999, Quest Diagnostics had recorded approximately $820 million and $950 million, respectively, of goodwill in conjunction with the SBCL acquisition, representing acquisition cost in excess of the fair value of net tangible assets acquired, which is amortized on a straight-line basis over forty years. The amount paid under the non-compete agreement is amortized on a straight-line basis over five years.

     The SBCL acquisition agreements included a provision for a reduction in the purchase price paid by Quest Diagnostics in the event that the combined balance sheet of SBCL indicated that the net assets acquired, as of the acquisition date, were below a prescribed level. On October 11, 2000, the purchase price adjustment was finalized with the result that SmithKline Beecham owed Quest Diagnostics $98.6 million. This amount was offset by $3.6 million separately owed by Quest Diagnostics to SmithKline Beecham, resulting in a net payment by SmithKline Beecham of $95.0 million. The purchase price adjustment was recorded in Quest Diagnostics' financial statements in the fourth quarter of 2000 as a reduction in the amount of goodwill recorded in conjunction with the SBCL acquisition.

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

     The remaining components of the purchase price allocation related to the SBCL acquisition were finalized during the third quarter of 2000. The resulting adjustments to the SBCL purchase price allocation primarily related to an increase in deferred tax assets acquired, the sale of certain assets of SBCL at fair value to unconsolidated joint ventures of Quest Diagnostics and an increase in accrued liabilities for costs related to pre-acquisition periods. As a result of these adjustments, Quest Diagnostics reduced the amount of goodwill recorded in conjunction with the SBCL acquisition by approximately $35 million during the third quarter of 2000.

INTEGRATION OF SBCL AND QUEST DIAGNOSTICS BUSINESSES

     We expect to continue to realize significant benefits from combining our existing laboratory network with that of SBCL. We have essentially completed the process of reducing redundant facilities and infrastructure, including laboratory consolidations in geographic markets served by more than one of our laboratories, and redirecting testing volume within our national network to provide more local testing and improve customer service. We have not exited any geographic markets as a result of the plan. Employee groups to be impacted as a result of these actions include those involved in the collection and testing of specimens, as well as administrative and other support functions. During the fourth quarter of 1999, we recorded the estimated costs associated with executing the integration plan. The majority of these integration costs related to employee severance, contractual obligations associated with leased facilities and equipment, and the write-off of fixed assets, which management believes will have no future economic benefit upon combining operations. Integration costs related to planned activities affecting SBCL's operations and employees were recorded as a cost of the acquisition. Integration costs associated with the planned integration of SBCL affecting Quest Diagnostics' operations and employees were recorded as a charge to earnings in the fourth quarter of 1999. These costs are more fully described under "Provisions for Restructuring and Other Special Charges." A full discussion and analysis of the reserves related to the SBCL integration is contained in Note 4 to the consolidated financial statements in our Form 10-K for the year ended December 31, 2000, and Note 2 to the consolidated financial statements in our Form 10-Q for the quarter ended March 31, 2001, each of which is incorporated by reference into this prospectus supplement.

     Through the end of March 2001, we had completed the transition of approximately 96% of our business affected by the integration throughout our national laboratory network, with approximately 98% transitioned by early April 2001. The remaining planned integration of Quest Diagnostics' principal laboratories, provided for in accruals for integration costs as of December 31, 2000, will be completed during the second quarter of 2001. Other activities, for which no accruals had been recorded as of December 31, 2000, including the standardization of information systems, will continue beyond 2001.

     We continue to expect that the SBCL integration will result in approximately $150 million of annual synergies to be achieved by the end of 2002. During 2000, we estimate that we realized approximately $50 million of these synergies, and at the end of 2000 we had achieved an annual rate of synergies approaching $100 million. We expect that during 2001 we will realize additional synergies driven by cost reductions, and we anticipate that by the end of 2001 we will achieve an annual rate of synergies of $100 million to $120 million. During the first quarter of 2001, we estimate that we realized approximately $25 million of these synergies, and at the end of the first quarter of 2001 we had achieved an annual rate of synergies of approximately $100 million.

     Management anticipates that additional charges may be recorded in 2001 associated with further consolidation activities. Management cannot estimate the amount of these charges at this time, but expects to fund these charges with cash from operations.

     During and after the integration process, we are committed to providing the highest levels of customer service. Through a corporate project office, we track and monitor key service and quality metrics. In the event that these key service and quality metrics fail to remain at acceptable levels, we will adjust the pace of the integration activities so that underlying causes are identified and resolved in order to ensure that the highest levels of customer service are maintained. While no significant service disruptions have occurred to date, the process of combining operations could cause an interruption of, or a deterioration in, services which could result in a customer's decision to stop using Quest Diagnostics for clinical laboratory testing. We believe that the successful implementation of the SBCL integration plan and our value proposition based on expanded patient access, our broad testing capabilities and most importantly, the quality of the services we provide, will significantly mitigate customer attrition.

RESULTS OF OPERATIONS

     Three Months Ended March 31, 2001 Compared with Three Months Ended March 31, 2000

     Net income for the three months ended March 31, 2001 increased to $35.7 million from $17.8 million for the three months ended March 31, 2000. The increase in net income was primarily due to an improvement in average revenue per requisition, the realization of synergies from the SBCL integration and a reduction in net interest expense, partially offset by increases in employee compensation costs and investments in our Six Sigma quality initiative, information technology strategy and strategic growth opportunities.

     Results for the three months ended March 31, 2000 included the effects of testing performed by third parties under our laboratory network management arrangements. As laboratory network manager, we included in our consolidated revenues and expenses the cost of testing performed by third parties. This treatment added $32.4 million to both reported revenues and cost of services for the three months ended March 31, 2000. This treatment also serves to increase cost of services as a percentage of net revenues and decrease selling, general and administrative expenses as a percentage of net revenues. During the first quarter of 2000, we terminated a laboratory network management arrangement with Aetna USHealthcare, and entered into a new non-exclusive contract under which we are no longer responsible for the cost of testing performed by third parties. In addition, during the third quarter of 2000, we amended our laboratory network management contract with Oxford Health to remove the financial risk associated with testing performed by third parties. As a result of these contract modifications, we are no longer required to include in our consolidated revenues and expenses, the cost of testing performed by third parties. This impacts the comparability of results between the periods presented and serves to reduce reported net revenues during the three months ended March 31, 2001 by $32.4 million.

     Net Revenues

     Excluding the effect of testing performed by third parties under our laboratory network management arrangements in 2000, net revenues for the three months ended March 31, 2001 grew by 7%, compared to the prior year period, primarily due to an increase in average revenue per requisition. The improvement in average revenue per requisition was primarily attributable to improved pricing on managed care business, a shift in test mix to higher value testing and a shift in payer mix to fee-for-service reimbursement. Business contributed to our unconsolidated joint ventures during 2000 in Phoenix, Indianapolis and Dayton reduced our reported requisition volume by approximately 1.5% during the first quarter of 2001, compared to the prior year period. After adjusting for business contributed to unconsolidated joint ventures, clinical testing volume, measured by the number of requisitions, for the first quarter of 2001 increased approximately 1% over the prior year period. Contributing to this increase was our acquisition of the assets of Clinical Laboratories of Colorado, LLC, which increased volume by approximately 1%, and an increase in volume from our principal customers, physicians and hospitals, of approximately 1.5%. Partially offsetting these increases was a decline in testing volumes associated with our drugs of abuse testing business, driven by a general slowing of the economy and a corresponding slowdown in hiring, which reduced total company volume by about 1.5% during the first quarter of 2001, compared to the prior year period. Overall, reported volumes decreased by approximately 1% during the first quarter of 2001, compared to the prior year period.

     Operating Costs and Expenses

     Excluding the effect of testing performed by third parties under our laboratory network management arrangements in 2000, total operating costs for the three months ended March 31, 2001 increased approximately $35 million from the year earlier period, primarily due to increases in employee compensation and supply costs partially offset by a reduction in bad debt expense. While our cost structure has been favorably impacted by the synergies realized as a result of the SBCL integration, we continue to make investments to enhance our infrastructure to pursue our overall business strategy. These investments include those related to:

     - our Six Sigma quality initiative, which we believe will provide us with a competitive advantage in the market place and ultimately serve to reduce costs;

     - skills training for all employees, which together with our competitive pay and benefits, helps to increase employee satisfaction and performance, enabling us to provide the best services to our customers;

     - our information technology strategy; and

     - our strategic growth opportunities such as direct-to-consumer testing.

     The following discussion and analysis regarding cost of services, selling, general and administrative expenses and bad debt expense exclude the effect of testing performed by third parties under our laboratory network management arrangements in 2000, which serve to increase cost of services as a percentage of net revenues and reduce selling, general and administrative expenses as a percentage of net revenues. Cost of services, which include the costs of obtaining, transporting and testing specimens, decreased during the first quarter of 2001 as a percentage of net revenues to 59.9% from 60.2% a year ago. This decrease was primarily attributable to the improvement in average revenue per requisition, partially offset by increases in employee compensation and supply costs.

     Selling, general and administrative expenses, which include the costs of the sales force, billing operations, bad debt expense, general management and administrative support, decreased during the first quarter of 2001 as a percentage of net revenues to 28.6% from 30.3% in the prior year period. This decrease was primarily due to improvements in average revenue per requisition and bad debt expense, partially offset by an increase in employee compensation costs. During the first quarter of 2001, bad debt expense was 6.3% of net revenues, compared to 7.6% of net revenues in the first quarter of 2000. The improvement in bad debt expense was principally attributable to the significant progress that we have made to improve the overall collection experience of the combined company through process improvements around the collection of diagnosis, patient and insurance information necessary to effectively bill for services performed. Based on prior experience as well as the continued sharing of internal best practices in the billing functions, we believe that substantial opportunities continue to exist to improve our overall collection experience.

     Interest, Net

     Net interest expense for the first quarter of 2001 decreased from the prior year period by $7.1 million. This reduction was primarily due to an overall reduction in debt levels, the favorable impact of our receivables credit facility which has served to lower the weighted average borrowing rate on our outstanding debt and lower interest rates on our variable rate debt.

     Amortization of Intangible Assets

     Amortization of intangible assets for the first quarter of 2001 decreased from the prior year period by $0.8 million, principally as a result of adjustments recorded in the third and fourth quarters of 2000 to reduce the amount of goodwill associated with the SBCL acquisition by approximately $130 million.

     Minority Share of Income

     Minority share of income for the first quarter of 2001 decreased from the prior year level, primarily due to start up losses associated with a new joint venture in Oklahoma in which we hold a 51% interest.

     Other, Net

     Other, net for the first quarter of 2001 increased from the prior year level, primarily due to the write-down of an impaired asset partially offset by an increase in equity earnings from our unconsolidated joint ventures.

     Income Taxes

     Our effective tax rate is significantly impacted by goodwill amortization, the majority of which is not deductible for tax purposes, and which has the overall impact of increasing the effective tax rate. The reduction in the effective tax rate for the first quarter of 2001 was primarily due to pretax earnings increasing at a faster rate than goodwill amortization and other non-deductible items.

     Adjusted EBITDA

     Adjusted EBITDA represents income (loss) before extraordinary loss, income taxes, net interest expense, depreciation, amortization and special items. There were no adjustments for extraordinary or special items during the first quarter of 2001 and 2000. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to (1) net income (or any other measure of performance under accounting principles generally accepted in the United States) as a measure of performance or (2) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

     Adjusted EBITDA for the first quarter of 2001 improved to $122.4 million, or 13.9% of net revenues, from $98.1 million, or 11.4% of net revenues, in the prior year period. The improvement in Adjusted EBITDA is primarily due to improvements in the average revenue per requisition and cost synergies resulting from the SBCL integration, partially offset by increases in employee compensation costs and investments in our Six Sigma quality initiative, information technology strategy and strategic growth opportunities.

     Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

     Income before an extraordinary loss for the year ended December 31, 2000 increased to $104.9 million from a loss of $1.3 million for the prior year. Extraordinary losses, net of taxes, of $2.9 million and $2.1 million were recorded in 2000 and 1999, respectively, representing the write-off of deferred financing costs associated with the prepayment of debt. Additionally, a number of special items were recorded in 2000 and 1999 which consisted of the provisions for restructuring and other special charges reflected on the face of the statement of operations of $2.1 million and $73.4 million, respectively, and a $3.0 million gain related to the sale of an investment in the fourth quarter of 1999. Excluding the special items and the extraordinary loss, net income for the year ended December 31, 2000 increased to $106.2 million, compared to $41.2 million for the prior year period. This increase was primarily due to the SBCL acquisition and improved operating performance of Quest Diagnostics.

     Results for the years ended December 31, 2000 and 1999 included the effects of testing performed by third parties under our laboratory network management arrangements. As laboratory network manager, we included in our consolidated revenues and expenses the cost of testing performed by third parties. This treatment added $48.8 million and $91.6 million to both reported revenues and cost of services for the years ended December 31, 2000 and 1999, respectively. This treatment also serves to increase cost of services as a percentage of net revenues and decrease selling, general and administrative expenses as a percentage of net revenues. During the first quarter of 2000, we terminated a laboratory network management arrangement with Aetna USHealthcare, and entered into a new non-exclusive contract under which we are no longer responsible for the cost of testing performed by third parties. In addition, during the third quarter of 2000, we amended our laboratory network management contract with Oxford Health to remove the financial risk associated with testing performed by third parties. As such, we are no longer responsible for the cost of testing performed by third parties under the contract with Oxford Health. On a full year basis, these changes to the laboratory network management agreements will reduce net revenues and cost of services by approximately $150 million.

     Net Revenues

     Net revenues for the year ended December 31, 2000 increased $1.2 billion over the prior year period, primarily due to the acquisition of SBCL. Also contributing to the increase were improvements in average revenue per requisition and requisition volume.

     Operating Costs and Expenses

     Total operating costs for the year ended December 31, 2000 increased from the prior year period, primarily due to the acquisition of SBCL. Operating costs and expenses for the year ended December 31, 2000 included $8.9 million of costs related to the integration of SBCL which were not chargeable against previously established reserves for integration costs. These costs are primarily related to equipment and employee relocation costs, professional and consulting fees, company identification and signage costs and the amortization of stock-based employee compensation related to the special recognition awards granted in the fourth quarter of 1999. Management anticipates that during 2001, Quest Diagnostics will incur similar costs of approximately $2 million to $4 million relative to the integration plan, which will be expensed as incurred.

     The following discussion and analysis regarding operating costs and expenses exclude the effect of testing performed by third parties under our laboratory network management arrangements, which serve to increase cost of services as a percentage of net revenues and reduce selling, general and administrative expenses as a percentage of net revenues.

     Cost of services, which includes the costs of obtaining, transporting and testing specimens, decreased during 2000, as a percentage of net revenues, to 59.5% from 61.0% in the prior year period. This decrease was primarily due to an improvement in average revenue per requisition and the realization of synergies associated with the integration of SBCL. These decreases were partially offset by an increase in employee compensation and training costs.

     Selling, general and administrative expenses, which includes the costs of the sales force, billing operations, bad debt expense, general management and administrative support, decreased during 2000, as a percentage of net revenues, to 29.7% from 30.4% in the prior year period. This decrease was primarily attributable to improvements in average revenue per requisition and the impact of the SBCL acquisition which enabled us to leverage certain of our fixed costs across a larger revenue base, partially offset by increases in employee compensation and training costs, investments related to our information technology strategy and bad debt expense. For the year ended December 31, 2000, bad debt expense was 7.0% of net revenues, compared to 6.7% of net revenues in the prior year period. The increase in bad debt expense was principally attributable to SBCL's collection experience which is less favorable than Quest Diagnostics' historical experience. A significant portion of the difference is due to Quest Diagnostics' processes in the billing area, most notably the processes around the collection of diagnosis, patient and insurance information necessary to effectively bill for services performed. We have made significant progress towards improving the overall bad debt experience of the combined company with quarter to quarter improvements in bad debt expense throughout 2000. Based on prior experience as well as sharing of internal best practices in the billing functions, we believe that substantial opportunities continue to exist to improve our overall collection experience.

     Interest, Net

     Net interest expense increased from the prior year by $51.6 million. Net interest expense for the year ended December 31, 1999 included $1.9 million of interest income associated with a favorable state tax settlement. The remaining increase was principally attributable to the amounts borrowed under our existing senior secured credit facility in conjunction with the SBCL acquisition.

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

     Amortization of Intangible Assets

     Amortization of intangible assets increased from the prior year by $15.9 million for the year ended December 31, 2000, principally as a result of the SBCL acquisition.

     Provisions for Restructuring and Other Special Charges

     During the second quarter of 2000, we recorded a net special charge of $2.1 million. Of the special charge, $13.4 million represented the costs to cancel certain contracts that we believed were not economically viable as a result of the SBCL acquisition. These costs were principally associated with the cancellation of a co-marketing agreement for clinical trials testing services. These charges were in large part offset by a reduction in reserves attributable to a favorable resolution of outstanding claims for reimbursements associated with billings of certain tests.

     During the third quarter of 2000, we reviewed our remaining restructuring reserves initially recorded in the fourth quarter of 1999 and revised certain estimates relative to integration activities, which resulted in a $2.1 million reduction in accruals associated with planned restructuring activities affecting Quest Diagnostics' operations and employees. These revisions were principally associated with lower costs for employee severance and reduced costs to exit certain leased facilities. This reduction in accruals was offset by a charge to write-off fixed assets used in the operations of Quest Diagnostics, which we believe will have no future economic benefit as a result of combining the operations of SBCL and Quest Diagnostics.

     The reduction in employee severance costs was primarily attributable to higher than anticipated volume growth and higher than expected voluntary turnover, which reduced the number of planned severances, principally in the New York and Philadelphia metropolitan areas. The greater than anticipated volume growth in these regions allowed Quest Diagnostics to reassign to other positions individuals who would have otherwise been severed. The higher than expected voluntary turnover was a result of delays in the Integration process which were outside our control and stemmed from protracted contract renegotiations with a major customer, and construction delays. These reductions were partially offset by the elimination of certain senior management positions, which increased the average cost of severance benefits per employee.

     The reduction in costs to exit leased facilities is primarily related to our New York metropolitan area operations to reflect revised assumptions related to the costs to be paid to exit leased facilities.

     While our original plan anticipated completion by the end of December 31, 2000, certain factors outside our control such as the protracted negotiations related to contractual obligations and unexpected construction delays at two of our laboratories have prevented us from completing our plans within a one-year time frame. Management expects to substantially complete the planned integration of Quest Diagnostics' principal laboratories early in the second quarter of 2001 in all major markets.

     During the third and fourth quarters of 1999, we recorded provisions for restructuring and other special charges totaling $30.3 million and $43.1 million, respectively, principally incurred in connection with the acquisition and planned integration of SBCL.

     Of the total special charge recorded in the third quarter of 1999, $19.8 million represented stock-based employee compensation of which $17.8 million related to special one-time grants of our common stock to certain individuals of the combined company, and $2.0 million related to the accelerated vesting, due to the completion of the SBCL acquisition, of restricted stock grants made in previous years. In addition, during the third quarter of 1999, we incurred $9.2 million of professional and consulting fees related to integration planning activities. The remainder of the third quarter charge related to costs incurred in conjunction with our planned offering of new senior subordinated notes, the proceeds of which were expected to be used to repay our existing 10 3/4% senior subordinated notes due 2006, or the Notes. During the third quarter of 1999, we decided not to proceed with the offering due to unsatisfactory market conditions.

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

     Of the total special charge recorded in the fourth quarter of 1999, $36.4 million represented costs related to planned integration activities affecting Quest Diagnostics' operations and employees. Of those costs, $23.4 million related to employee severance costs, $9.7 million related primarily to lease obligations for facilities and equipment and $6.7 million was associated with the write-off of assets that we plan to dispose of in conjunction with the integration of SBCL. Offsetting these charges was the reversal of $3.4 million of reserves associated with our consolidation plan announced in the fourth quarter of 1997. Upon finalizing the initial integration plans for SBCL in the fourth quarter of 1999, we determined that $3.4 million of the remaining reserves associated with the December 1997 consolidation plan was no longer necessary due to changes in the plan as a result of the SBCL integration. In addition to the net charge of $36.4 million, we recorded $3.5 million of special recognition awards granted in the fourth quarter of 1999 to certain employees involved in the transaction and integration planning processes of the SBCL acquisition. The remainder of the fourth quarter special charge was primarily attributable to professional and consulting fees incurred in connection with integration related planning activities.

     Minority Share of Income

     Minority share of income for the year ended December 31, 2000 increased from the prior year period, primarily due to improved performance at our joint ventures.

     Other, Net

     Other, net for the year ended December 31, 2000 decreased from the prior year period, primarily due to an increase in equity earnings from unconsolidated joint ventures, and to a lesser extent, the amortization of deferred gains associated with certain investments.

     Income Taxes

     Our effective tax rate is significantly impacted by goodwill amortization, the majority of which is not deductible for tax purposes, and which has the overall impact of increasing the effective tax rate. The reduction in the effective tax rate for 2000 was primarily due to pretax earnings increasing at a faster rate than goodwill amortization and other non-deductible items.

     Extraordinary Loss

     Extraordinary losses were recorded in 2000 and 1999 representing the write-off of deferred financing costs associated with debt which was prepaid during the periods.

     During the fourth quarter of 2000, we prepaid $155 million of term loans under our existing senior secured credit facility. The extraordinary loss recorded in the fourth quarter of 2000 in connection with this prepayment was $4.8 million ($2.9 million, net of tax).

     In conjunction with the acquisition of SBCL, we repaid the entire amount outstanding under our then existing credit agreement. The extraordinary loss recorded in the third quarter of 1999 in connection with this prepayment was $3.6 million ($2.1 million, net of tax).

     Adjusted EBITDA

     Adjusted EBITDA represents income (loss) before extraordinary loss, income taxes, net interest expense, depreciation, amortization and special items. Special items for 2000 and 1999 included the provisions for restructuring and other special charges reflected on the face of the statements of operations, $8.9 million of costs related to the integration of SBCL, which were included in operating costs and expensed as incurred in 2000, and a $3.0 million gain related to the sale of an investment in the fourth quarter of 1999. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to (1) net income (or any other measure of performance under accounting principles generally accepted in the United

States) as a measure of performance or (2) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

     Adjusted EBITDA for 2000 improved to $459.4 million, or 13.4% of net revenues from $237.0 million, or 11.2% of net revenues, excluding the impact of testing performed by third parties under our laboratory network management arrangements, in the prior year period. The dollar increase in Adjusted EBITDA was principally associated with the SBCL acquisition. The percentage improvement in Adjusted EBITDA was primarily related to improvements in the operating performance of Quest Diagnostics and synergies realized from the acquisition of SBCL.

     Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

     Income before an extraordinary loss, and special items incurred in connection with the SBCL acquisition, increased to $41.2 million in 1999 from $26.9 million in the prior year. Special items for 1999 consisted of the provisions for restructuring and other special charges of $73.4 million and a $3.0 million gain related to the sale of an investment in the fourth quarter of 1999. Special items for 1998 consisted of a $2.5 million charge recorded in selling, general and administrative expenses that represented the final costs associated with our consolidation plan announced in December 1997. Including these items and an extraordinary loss, net of taxes, of $2.1 million incurred in connection with the acquisition of SBCL, we reported a net loss for 1999 of $3.4 million, compared to net income of $26.9 million for 1998.

     Results for the year ended December 31, 1999 included the effects of testing performed by third parties under our laboratory network management arrangements. As laboratory network manager, we included in our consolidated revenues and expenses the cost of testing performed by third parties. This impacts the comparability of revenues and expenses from year to year and served to increase both reported revenues and cost of services by $91.6 million for the year ended December 31, 1999. This treatment also serves to increase cost of services as a percentage of net revenues and decrease selling, general and administrative expenses as a percentage of net revenues.

     Net Revenues

     Excluding the effect of the testing performed by third parties under our laboratory network management arrangements, net revenues for the year ended December 31, 1999 increased $655.0 million over the prior year period. This increase was primarily due to the acquisition of SBCL. Excluding the impact of the SBCL acquisition and the third-party testing performed under our laboratory network management arrangements, net revenues for the year ended December 31, 1999 increased 1.2% from the prior year level, principally due to an increase in average revenue per requisition, partially offset by a volume decrease of 3.3%. Exclusive of the SBCL acquisition, year-over-year volume comparisons improved throughout the year, and in the fourth quarter reflected volume gains over the prior year period.

     Operating Costs and Expenses

     Total operating costs for the year ended December 31, 1999, excluding the effect of testing performed by third parties under our laboratory network management arrangements, increased from the prior year period. The increase was due primarily to the acquisition of SBCL. Operating costs and expenses for 1998 included a first quarter charge of $2.5 million in selling, general and administrative expenses that represented the final costs associated with our consolidation plan announced in the fourth quarter of 1997.

     The following discussion and analysis regarding operating costs and expenses excludes the effect of testing performed by third parties under our laboratory network management arrangements, which serves to increase cost of services as a percentage of net revenues and reduce selling, general and administrative expenses as a percentage of net revenues. Cost of services, which included the costs of obtaining, transporting and testing specimens, decreased during 1999 as a percentage of net revenues to 61.0% from 61.5% a year ago. This decrease was primarily attributable to an increase in average revenue per requisition.

     Selling, general and administrative expenses, which included the costs of the sales force, billing operations, bad debt expense, general management and administrative support, decreased during 1999 as a

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

percentage of net revenues to 30.4% from 30.6% in the prior year. During 1999 bad debt expense increased to 6.7% of net revenues from 6.1% of net revenues in the prior year. The increase in bad debt expense was principally attributable to SBCL's collection experience, which is less favorable than Quest Diagnostics' historical experience. A significant portion of the difference is due to Quest Diagnostics' processes in the billing area, most notably the processes around the collection of diagnosis, patient and insurance information necessary to effectively bill for services performed. While the sharing of internal best practices has begun in the billing functions, management believes that additional opportunities exist in order to improve SBCL's historical collection experience. The remaining overall decrease in selling, general and administrative expenses as a percentage of net revenues was primarily attributable to the impact of the SBCL acquisition, which enabled us to leverage certain of our fixed costs across a larger revenue base. While selling, general and administrative expenses decreased as a percentage of net revenues, we experienced an increase in expenses in 1999 as compared to 1998 due to the impact of the SBCL acquisition and from additional investments in information technology and sales and marketing capabilities, litigation expenses and employee compensation costs.

     Interest, Net

     Net interest expense in 1999 increased from the prior year by $28.0 million. Net interest expense for the year ended December 31, 1999 included $1.9 million of interest income associated with a favorable state tax settlement. The increase in net interest expense is primarily attributable to the amounts borrowed under our existing senior secured credit facility in conjunction with the SBCL acquisition and a decrease in interest income resulting from lower average cash balances in 1999 as compared to 1998.

     Amortization of Intangible Assets

     Amortization of intangible assets increased in 1999 from the prior year by $8.1 million, principally as a result of the SBCL acquisition.

     Provisions for Restructuring and Other Special Charges

     During the third and fourth quarters of 1999, we recorded provisions for restructuring and other special charges totaling $30.3 million and $43.1 million, respectively, principally incurred in connection with the acquisition and planned integration of SBCL.

     Of the total special charge recorded in the third quarter of 1999, $19.8 million represented stock-based employee compensation of which $17.8 million related to special one-time grants of our common stock to certain individuals of the combined company, and $2.0 million related to the accelerated vesting, due to the completion of the SBCL acquisition, of restricted stock grants made in previous years. In addition, during the third quarter of 1999, we incurred $9.2 million of professional and consulting fees related to integration planning activities. The remainder of the third quarter charge related to costs incurred in conjunction with our planned offering of new senior subordinated notes, the proceeds of which were expected to be used to repay our 10 3/4% senior subordinated notes due 2006. During the third quarter of 1999, we decided not to proceed with the offering due to unsatisfactory market conditions.

     Of the total special charge recorded in the fourth quarter of 1999, $36.4 million represented costs related to planned integration activities affecting Quest Diagnostics' operations and employees. Of these costs, $23.4 million related to employee severance costs, $9.7 million related primarily to lease obligations for facilities and equipment and $6.7 million was associated with the write-off of assets that we plan to dispose of in conjunction with the integration of SBCL. Offsetting these charges was the reversal of $3.4 million of reserves associated with our consolidation plan announced in the fourth quarter of 1997. Upon finalizing the initial integration plans for SBCL in the fourth quarter of 1999, we determined that $3.4 million of the remaining reserves associated with the December 1997 consolidation plan was no longer necessary due to changes in the plan as a result of the SBCL integration. In addition to the net charge of $36.4 million, we recorded $3.5 million of special recognition awards granted in the fourth quarter of 1999 to certain employees involved in the transaction and integration planning processes of the SBCL acquisition. The remainder of the fourth quarter special charge was primarily attributable to professional and consulting fees incurred in connection with integration related planning activities.

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

     Integration costs, including write-offs of fixed assets, totaling $55.5 million that are related to planned integration activities affecting SBCL assets, liabilities and employees, were recorded in the fourth quarter of 1999 as a cost of the SBCL acquisition. Of these costs, $33.8 million related to employee severance costs and $13.4 million related to contractual obligations, including those related to facilities and equipment leases. The remaining portion of the costs were associated with the write-off of assets that we plan to dispose of in conjunction with the integration of SBCL.

     Minority Share of Income

     Minority share of income for 1999 increased from the prior year level, primarily due to the contribution of our Pittsburgh, Pennsylvania and St. Louis, Missouri businesses to two joint ventures formed in the fourth quarter of 1998. During both 1999 and 1998, we maintained a 51% controlling ownership interest in both of these affiliated companies.

     Other, Net

     Other, net for 1999 decreased from the prior year level, primarily due to a gain of $3.0 million associated with the sale of an investment in the fourth quarter of 1999 and a reduction in equity losses of $4.5 million primarily associated with our joint venture in Arizona in which we hold a 49% interest.

     Income Taxes

     Our effective tax rate was significantly impacted by goodwill amortization, the majority of which is not deductible for tax purposes, and which has the overall impact of increasing the effective tax rate. Goodwill associated with the SBCL acquisition further increased the effective tax rate for 1999 compared to 1998.

     Extraordinary Loss

     In conjunction with the acquisition of SBCL, we repaid the entire amount outstanding under our then existing credit agreement. The extraordinary loss recorded in the third quarter of 1999 of $3.6 million ($2.1 million, net of taxes) represented the write-off of deferred financing costs associated with the credit agreement.

     Adjusted EBITDA

     Adjusted EBITDA represents income (loss) before extraordinary loss, income taxes, net interest expense, depreciation, amortization and special items. Special items included the provisions for restructuring and other special charges for 1999 reflected on the face of the statements of operations, a $3.0 million gain related to the sale of an investment in the fourth quarter of 1999 and a charge of $2.5 million recorded in selling, general and administrative expenses in 1998 related to the consolidation of our laboratory network announced in the fourth quarter of 1997. Adjusted EBITDA is presented and discussed because management believes that Adjusted EBITDA is a useful adjunct to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. Adjusted EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to
(1) net income (or any other measure of performance under accounting principles generally accepted in the United States) as a measure of performance or (2) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity.

     Adjusted EBITDA for 1999 improved to $237.0 million, or 11.2% of net revenues, excluding the impact of testing performed by third parties under our laboratory network management arrangements, from $158.6 million, or 10.9% of net revenues, in the prior year period. The dollar increase in Adjusted EBITDA was principally associated with the SBCL acquisition. The percentage improvement in Adjusted EBITDA was primarily related to improvements in Quest Diagnostics' operating performance prior to the acquisition of SBCL.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at March 31, 2001 totaled $120.7 million, a decrease of $50.7 million from December 31, 2000. Cash flows from operating activities for the three months ended March 31, 2001 provided cash of $40.7 million, which was offset by investing and financing activities which required cash of $91.5 million. Cash and cash equivalents at March 31, 2000 totaled $28.5 million, an increase of $1.2 million from December 31, 1999. Cash flows from operating activities for the three months ended March 31, 2000 provided cash of $33.2 million, which was offset by investing and financing activities which required cash of $32.0 million.

     Net cash from operating activities for the three months ended March 31, 2001 was $7.6 million higher than the 2000 level. The increase was primarily due to improved operating performance offset by increases in spending associated with the SBCL integration and employee incentive payments. Days sales outstanding, a measure of billing and collection efficiency, improved to 51 days at March 31, 2001 from 56 days at December 31, 2000.

     Net cash used in investing activities for the three months ended March 31, 2001 was $90.3 million for the first quarter consisting primarily of the acquisition and related transaction costs of $47.2 million to acquire the assets of Clinical Laboratories of Colorado, LLC in Denver, and capital expenditures of $43.6 million. Net cash used in investing activities for the three months ended March 31, 2000 was $20.5 million consisting primarily of capital expenditures of $17.6 million. The increase in capital spending above the prior year level was primarily attributable to facility expansions and reconfigurations initiated as part of our integration plans and information technology investments.

     Net cash used in financing activities for the three months ended March 31, 2001 and 2000 was $1.2 million and $11.5 million, respectively, reflecting scheduled repayments of debt and distributions to minority partners, offset by proceeds from the exercise of stock options.

     Cash and cash equivalents at December 31, 2000 totaled $171.5 million, an increase of $144.2 million from December 31, 1999. Cash flows from operating activities in 2000 provided cash of $369.5 million, which was partially offset by investing and financing activities which required cash of $225.3 million. We maintain zero-balance bank accounts for the majority of our cash disbursements. Prior to the second quarter of 2000, we maintained our largest disbursement accounts and primary concentration accounts at the same financial institution, giving that financial institution the legal right of offset. As such, book overdrafts related to the disbursement accounts were offset against cash balances in the concentration accounts for reporting purposes. During the second quarter of 2000, we moved our primary concentration account to another financial institution such that no offset exists. As a result, book overdrafts in the amount of $47.4 million at December 31, 2000, representing outstanding checks, were classified as liabilities and not reflected as a reduction of cash at December 31, 2000. Cash and cash equivalents at December 31, 1999 totaled $27.3 million, a decrease of $175.6 million from the prior year-end balance. The decrease in cash and cash equivalents during 1999 was principally associated with the acquisition and financing of the SBCL acquisition and the repayment of the entire amount outstanding under our then existing senior secured credit facility. Cash flows from operating and financing activities during 1999 provided cash of $249.5 million and $682.8 million, respectively, and were used to fund investing activities which required cash of $1.1 billion.

     Net cash from operating activities for 2000 was $119.9 million higher than the 1999 level. Net cash from operating activities for 1999 was $108.2 million higher than the 1998 level. Again, the increase was primarily due to the impact of the SBCL acquisition. Excluding the impact of our laboratory network management arrangements, days sales outstanding were 56 days at December 31, 2000, compared to 57 days at December 31, 1999.

     Net cash used in investing activities in 2000 was primarily comprised of capital expenditures and investments in two companies, one company that is developing Internet-based disease management solutions for physicians and managed care organizations, and another company that is developing Internet-based solutions to provide electronic medical records products. These investing activities in 2000 were partially offset by the receipt of $95 million from SmithKline Beecham in conjunction with finalizing the purchase price adjustment provided for in the SBCL acquisition agreements. Investing activities for 1999 were principally related to the acquisition of SBCL, including transaction costs associated with the acquisition. In addition, net cash used in investing activities for 1999 included capital expenditures, investments to fund certain employee benefit plans, and contributions to our joint venture in Arizona, offset by the proceeds from the sale of an investment in the fourth quarter of 1999.

     Net cash used in financing activities for 2000 was principally associated with the repayment of debt under our credit agreement and distributions to minority partners, partially offset by proceeds from the completion of a $256 million receivables-backed financing transaction, or the Receivables Credit Facility, and proceeds from the exercise of stock options. On July 21, 2000, we completed the Receivables Credit Facility, the proceeds of which were used to pay down loans outstanding under the credit agreement. Approximately $48 million was used to completely repay amounts outstanding under the capital markets loan, with the remainder used to repay amounts outstanding under title term loans. In addition, the repayment of the capital markets loan reduced the borrowing spreads on all remaining term loans under the credit agreement. Management estimates that this transaction will result in a reduction in annual borrowing costs of approximately $5 million to $7 million. The borrowings outstanding under the Receivables Credit Facility are classified as a current liability since the lenders fund the borrowings through the issuance of commercial paper that matures at various dates up to 90 days from the date of issuance. During the fourth quarter of 2000, we prepaid $155 million of bank debt under the credit agreement. Net cash provided by financing activities for 1999 primarily consisted of borrowings under the credit agreement to fund the cash purchase price and related transaction costs of the SBCL acquisition, repayments of debt, the majority of which related to our then existing credit agreement at the closing of the SBCL acquisition, and payments of financing costs associated with our existing senior secured credit facility.

     In 1998, our board of directors authorized a limited share purchase program that permitted us to purchase up to $27 million of our outstanding common stock through 1999. Cumulative purchases under the program through December 31, 1999 totaled $14.1 million. Shares purchased under the program were reissued in connection with certain employee benefit plans. We suspended purchases of our shares when we reached a preliminary understanding of the transaction with SmithKline Beecham on January 15, 1999.

     We estimate that we will invest approximately $140 million to $150 million during 2001 for capital expenditures principally related to investments in information technology, equipment, and facility upgrades and expansions. Other than the reduction for outstanding letters of credit, which approximated $13 million at March 31, 2001, all of the revolving credit facility under our existing senior secured credit facility was available for borrowing at March 31, 2001.

     We have received commitments, subject to certain conditions, for a new $650 million senior unsecured credit facility from a group of banks led by Banc of America and UBS Warburg. The terms, conditions and covenants of the new senior unsecured credit facility are subject to the negotiation, execution and delivery of definitive documentation and as a result, certain of the actual terms, conditions and covenants may differ from those discussed below. The new senior unsecured credit facility consists of a five-year $325 million revolving credit facility and a five-year term loan facility of up to $325 million. The term loan facility will be reduced to the extent that the gross proceeds of this offering of notes exceed $400 million. The new senior unsecured credit facility will be guaranteed by each of our subsidiaries that will guarantee our notes. The new senior unsecured credit facility will contain various covenants and conditions including the maintenance of certain financial ratios and tests, restrictions on the ability of our subsidiaries to, among other things, incur additional indebtedness and restrictions on our ability to, among other things, repurchase shares of our outstanding common stock, make additional investments and consummate acquisitions.

     We believe that cash from operations and borrowings under the revolving credit facility under our new senior unsecured credit facility, together with the indemnifications by Corning Incorporated and SmithKline Beecham plc against monetary fines, penalties or losses from outstanding government and other related claims, will provide sufficient financial flexibility to integrate the operations of Quest Diagnostics and SBCL, to meet seasonal working capital requirements and to fund capital expenditures

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

and additional growth opportunities for the foreseeable future. Recent upgrades in our credit ratings by both Standard & Poor's and Moody's Investor Services are expected to have a favorable impact on Quest Diagnostics' cost of and access to capital. Additionally, we believe that our improved financial performance should provide us with access to additional financing, if necessary, to fund growth opportunities which cannot be funded from existing sources.

     We do not anticipate paying dividends on our common stock in the foreseeable future.

     On May 31, 2001, we effected a two-for-one stock split of our common stock by means of a stock dividend of one new share of common stock for each share of common stock held by stockholders of record on May 16, 2001.

     On April 25, 2001, we signed a definitive agreement to acquire the outstanding voting shares of MedPlus, Inc., or MedPlus, a leading developer and integrator of clinical connectivity and data management solutions for healthcare organizations and clinicians. The agreement calls for us to pay $2 per share in cash for the remaining 82% of voting shares of MedPlus we do not currently own. The closing of this transaction, which is also dependent on approval by MedPlus shareholders, is expected to occur after the MedPlus annual meeting. At the closing of the acquisition, we expect to use existing cash to fund the purchase price (estimated at approximately $18 million) and related transaction costs of the acquisition. The acquisition of MedPlus is expected to be accounted for under the purchase method of accounting.

OUTLOOK

     As discussed in the Overview, we believe that the underlying fundamentals of the diagnostic testing industry are improving and will fuel growth for the industry. As the leading national provider with the most extensive network of laboratories and patient service centers throughout the United States, Quest Diagnostics will be able to further enhance patient access and customer service. We provide a broad range of benefits for customers, including: (1) continued improvements in quality, convenience and accessibility, (2) a broad test menu, and (3) a broad range of medical information products to help providers and insurers better manage their patients' health. We plan to pursue profitable growth opportunities, including: (1) direct contracting with employers for laboratory services, (2) clinical trials testing for pharmaceutical companies,
(3) testing for hospitals, (4) genetic and other esoteric testing, and (5) testing directly for consumers.

     Finally, we believe that we have opportunities to achieve significant net cost savings through the completion of the SBCL integration, which is estimated to result in annual cost savings of approximately $150 million within three years from the acquisition date. Management believes that the successful integration of SBCL, along with the execution of our business strategy, will enable us to achieve earnings growth, before special charges, in excess of 30% annually over the next several years.

INFLATION

     We believe that inflation generally does not have a material adverse effect on its operations or financial condition because the majority of its contracts are short term.

PRO FORMA COMPARISONS

     For a detailed discussion and analysis comparing our historical results of operations for the year ended December 31, 2000 to the pro forma combined results of operations for the year ended December 31, 1999, see our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement. The above referenced pro forma combined results of operations for the year ended December 31, 1999 assumes that the SBCL acquisition and borrowings under our existing senior secured credit facility were effected on January 1, 1999 and does not contemplate the sale of the notes offered pursuant to this prospectus supplement, the execution of our new senior unsecured credit facility and the tender offer and consent solicitation for our 10 3/4% senior subordinated notes due 2006.

                                    BUSINESS

OVERVIEW

     We are the nation's leading provider of diagnostic testing and related services for the healthcare industry, with net revenues and Adjusted EBITDA of approximately $3.4 billion and $484 million, respectively, for the twelve-month period ended March 31, 2001. We offer a broad range of clinical laboratory testing services used by physicians in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. We have a more extensive national network of laboratories and patient service centers than our competitors and revenues nearly double those of our nearest competitor. We have the leading market share in clinical laboratory testing and esoteric testing, including molecular diagnostics, as well as non-hospital based anatomic pathology services and testing for drugs of abuse.

     We currently process over 100 million requisitions each year. Each requisition form accompanies a patient specimen, indicating the tests to be performed and the party to be billed for the tests. Our customers include physicians, hospitals, managed care organizations, employers, governmental institutions and other independent clinical laboratories.

     We have a network of principal laboratories located in approximately 30 major metropolitan areas throughout the United States, several joint venture laboratories, approximately 150 smaller "rapid response" laboratories and approximately 1,300 patient service centers. We also operate a leading esoteric testing laboratory and development facility known as Nichols Institute located in San Juan Capistrano, California as well as laboratory facilities in Mexico City, Mexico and near London, England.

     In addition to our laboratory testing business, our clinical trials business is one of the leading providers of testing to support clinical trials of new pharmaceuticals worldwide. We also collect and analyze laboratory, pharmaceutical and other data through our Quest Informatics division in order to help pharmaceutical companies with their marketing and disease management efforts, as well as to help large healthcare customers better manage the health of their patients.

     On August 16, 1999, we completed the acquisition of SBCL. We estimate that the successful execution of our business strategy, along with the expected benefits of the SBCL acquisition, will yield an annual earnings growth rate greater than 30% over the next several years, before special charges.

THE UNITED STATES CLINICAL LABORATORY TESTING MARKET

     Clinical laboratory testing is an essential element in the delivery of quality healthcare services. Physicians use laboratory tests to assist in the detection, diagnosis, evaluation, monitoring and treatment of diseases and other medical conditions. Clinical laboratory testing is generally categorized as clinical testing and anatomical pathology testing. Clinical testing is performed on body fluids, such as blood and urine. Anatomical pathology testing is performed on tissues and other samples, such as human cells. Most clinical laboratory tests are considered routine and can be performed by most independent clinical laboratories. Tests that are not routine and that require more sophisticated equipment and personnel are considered esoteric tests. Esoteric tests are generally referred to laboratories that specialize in performing those tests.

     We believe that the United States diagnostics testing industry had over $30 billion in annual revenues in 2000 and we expect it to grow for the next several years. Most laboratory tests are performed by one of three types of laboratories: independent clinical laboratories, hospital-affiliated laboratories, and physician-office laboratories. In 2000, we believe that hospital-affiliated laboratories performed over one-half of the clinical laboratory tests in the United States, independent clinical laboratories performed approximately one-third of those tests, and physician-office laboratories performed the balance.

     Over the last several years, the underlying fundamentals of the diagnostics testing industry have been improving. During the early 1990s, the industry was negatively impacted by significant government regulation and investigations into various billing practices. In addition, significant industry overcapacity for
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

testing combined with the rapid growth of managed care, as a result of the need to reduce overall healthcare costs, led to revenue and profit declines within the laboratory testing industry. This in turn led to industry consolidation, particularly among commercial laboratories, and a reduction in testing capacity. As a result of these dynamics, fewer but larger commercial laboratories have emerged which have greater economies of scale, new and rigorous programs designed to assure compliance with government billing regulations and other laws, and a more disciplined approach to pricing services. These changes, principally led by us, have resulted in improved profitability and reduced risk of non-compliance with complex government regulations. At the same time, a decline in the number of patients covered by capitated managed care plans and a decreasing influence by managed care organizations on the ordering of clinical testing by providers have contributed to renewed growth in testing and further improvements in profitability during 2000.

     We believe that during the next several years, the industry will continue to experience growth in testing volume due to the following factors:

     - general aging of the United States population;

     - increasing focus on early detection and prevention as a means to reduce the overall cost of healthcare and development of more sophisticated and specialized tests for early detection of disease and disease management;

     - increasing volume of tests for diagnosis and monitoring of infectious diseases such as AIDS and hepatitis C;

     - research and development in the area of genomics, which is expected to yield new genetic tests and techniques;

     - increasing affordability of tests due to advances in technology and cost efficiencies;

     - increasing volume of tests as part of employer sponsored comprehensive wellness programs;

     - increasing awareness by consumers of the value of clinical laboratory testing and increasing willingness of consumers to pay for tests that may not be covered by third party payers; and

     - slowing growth of managed care and decreasing influence of managed care organizations on the ordering of clinical testing by providers as managed care organizations impose fewer controls on providers and patients.

BUSINESS STRATEGY

     Our mission is to be recognized by our customers and employees as the best provider of comprehensive and innovative diagnostic testing, information and related services. The principal components of this strategy are to:

     - CAPITALIZE ON OUR LEADING POSITION WITHIN THE LABORATORY TESTING
       MARKET: We are the leader in our core clinical laboratory testing business and we have the most extensive national clinical laboratory testing network. Our network of approximately 1,300 patient service centers, 150 rapid response laboratories and principal laboratories in approximately 30 major metropolitan areas enables us to serve managed care organizations, hospitals, physicians, employers and other healthcare providers and their patients throughout the United States. We believe that customers will increasingly seek to utilize laboratory testing companies that have a nationwide presence and offer a comprehensive range of services and that, as a result, we will be able to profitably enhance our market position.

     - BECOME A LEADING PROVIDER OF MEDICAL INFORMATION: We believe that we have the largest private clinical laboratory results database in the world. This database continues to grow as we perform tests related to over 100 million requisitions each year. We believe that this database has substantial value since a significant portion of all healthcare decisions and spending are impacted by laboratory testing results. Large customers of clinical laboratories are increasingly interested in integrating our clinical laboratory data with other healthcare information to answer quality, marketing and finance related questions. In addition, pharmaceutical manufacturers are increasing their use of this type of data to expand their marketing efforts, as well as to promote disease management. In order to meet these emerging needs for medical information, our Quest Informatics division has developed a portfolio of information products, including Internet-based health and information services, that provide customers secure access to our extensive database, along with medical and analytical expertise. We also provide customized services for pharmaceutical and health product companies to support the development and implementation of their business strategies. We intend to maintain the trust of patients and providers by ensuring the security and confidentiality of individual patient results.

     - COMPETE THROUGH PROVIDING THE HIGHEST QUALITY SERVICES: We intend to become recognized as the quality leader in the healthcare services industry. We are implementing a Six Sigma initiative throughout our organization. Six Sigma is an approach to management that requires a thorough understanding of customer needs and requirements, rigorous tracking and measuring of services, and training of employees in methodologies so that they can be held accountable for improving results. During 2000, we provided training to our employees in the Six Sigma methodology and introduced high-impact quality improvement projects throughout our organization. Two of our laboratories and our diagnostics kits facility have achieved ISO-9001 certification and three of our laboratories have achieved ISO-9002 certification, international standards for quality management systems. Our Nichols Institute was the first clinical laboratory in North America to achieve ISO-9001 certification. Several additional regional laboratories are currently pursuing ISO-9002 certification.

     - CONTINUE TO LEAD INNOVATION: We intend to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. As the industry leader with the largest and broadest network, we believe we are the best channel for developers of new equipment and tests to introduce their products to the marketplace. Through our relationship with the academic community and pharmaceutical and biotechnology firms, we believe that we are one of the leaders in transferring technical innovation to the market. For example, we recently developed and introduced a HIV-genotyping test which predicts the drug resistance of HIV-infected patients and will help commercialize HIV-phenotyping tests developed by third parties, which tests help select the most appropriate combination therapy for HIV-infected patients. We intend to continue to collaborate with and invest in emerging medical technology companies that develop and commercialize novel diagnostics, pharmaceutical and device technologies. We also intend to continue to introduce new tests that we develop at Nichols Institute, one of the leading esoteric testing laboratories in the world and the largest provider of molecular diagnostics testing in the United States. We believe that, with the unveiling of the human genome, new genes and the association of these genes with disease will continue to be discovered at an accelerating pace, leading to research that will result in ever more complex and thorough diagnostic testing. We believe that we are well positioned to capture this growth.

     - PURSUE STRATEGIC GROWTH OPPORTUNITIES: We intend to continue to leverage our network in order to capitalize on targeted strategic growth opportunities both inside and outside our core laboratory testing business. These opportunities are more fully described under "-- Strategic Growth Opportunities" and include continuing to make selective regional acquisitions, capturing growth in the areas of genomics and specialty testing, expanding into the direct-to-consumer market by providing testing and medical information services directly to consumers, leveraging our leading non-hospital based anatomic pathology business into higher margin areas and expanding our clinical trials testing and other services to the pharmaceutical and biotechnology industries.

     - LEVERAGE OUR SATISFACTION MODEL: Our business philosophy is that satisfied employees lead to satisfied customers, which in turn benefits our stockholders. We regularly survey our employees and customers and follow up on their concerns. We emphasize skills training for all employees and leadership training for our supervisory employees. Most importantly, we are committed to treating each employee with dignity and respect and trust them to treat our customers the same way. We believe that our management approach, together with our competitive pay and benefits, help improve employee satisfaction and performance, enabling us to provide superior services to our customers.

ACQUISITION AND INTEGRATION OF SBCL

     On August 16, 1999, we completed the acquisition of SBCL, which operated the clinical laboratory business of SmithKline Beecham. The original purchase price consisted of $1.025 billion in cash and approximately 25.1 million shares of our common stock, which represented approximately 29% of our then outstanding common stock. However, the SBCL acquisition agreements included a provision for a reduction in the purchase price paid by us in the event that the combined balance sheet of SBCL indicated that the net assets acquired, as of the acquisition date, were below a prescribed level. On October 11, 2000, the purchase price adjustment was finalized with the result that SmithKline Beecham owed us $98.6 million. This amount was offset by $3.6 million separately owed by us to SmithKline Beecham, resulting in a net payment to us by SmithKline Beecham of $95.0 million. The purchase price adjustment was recorded in the fourth quarter of 2000 as a reduction in the amount of goodwill recorded in conjunction with the SBCL acquisition. The remaining components of the purchase price allocation related to the SBCL acquisition were finalized in conjunction with the preparation of our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2000.

     We expect to continue to realize significant benefits from combining our existing laboratory network with that of SBCL. We have essentially completed the process of reducing redundant facilities and infrastructure, including laboratory consolidations in geographic markets served by more than one of our laboratories and redirecting testing volume within our national network to provide more local testing and improve customer service. We have not exited any geographic markets as a result of this process. As of March 31, 2001, we had completed the transition of approximately 96% of our business affected by integration throughout our national laboratory network with 98% transitioned by early April 2001. Other activities, for which no accruals had been recorded as of December 31, 2000, including standardization of information systems, will continue beyond 2001.

     During and after the integration process, we are committed to providing the highest levels of customer service. Through a corporate project office, we track and monitor key service and quality metrics and slow down the integration process in the event that we experience significant declines in these metrics. We have not experienced any significant service disruptions to date. Management believes that the successful implementation of the SBCL integration plan and our value proposition based on expanded patient access, our broad testing capabilities and, most importantly, the quality of the services we provide, will mitigate customer attrition.

     We continue to expect that the SBCL integration will result in approximately $150 million of annual synergies to be achieved by the end of 2002. During 2000, we estimate that we realized approximately $50 million of these synergies, and at the end of 2000 we had achieved an annual rate of synergies approaching $100 million. We expect that during 2001 we will realize additional synergies driven by cost reductions, and we anticipate that by the end of 2001 we will achieve an annual rate of synergies of $100 million to $120 million. During the first quarter of 2001, we estimate that we realized approximately $25 million of these synergies, and at the end of the first quarter of 2001, we had achieved an annual rate of synergies of approximately $100 million. However, we may not continue to realize these synergies or we may not realize any of the additional anticipated benefits, either at all or in a timely manner.

OUR SERVICES

     Our laboratory testing business consists of routine testing, esoteric testing, and clinical trials testing. Routine testing generates approximately 83% of our net revenues, esoteric testing generates approximately 12% of our net revenues and clinical trials testing generates less than 3% of our net revenues. We derive the balance of our net revenues primarily from the manufacture and sale of diagnostic test systems, and from fees charged to customers, such as managed care organizations and pharmaceutical companies, for information products derived from clinical laboratory data. We derive approximately 2% of our net revenues from foreign operations.

ROUTINE TESTING

     Routine tests measure various important bodily health parameters such as the functions of the kidney, heart, liver, thyroid and other organs. Commonly ordered tests include:

     - blood cholesterol level tests;

     - complete blood cell counts;

     - pap smears and ThinPrep(R) Pap Tests(TM);

     - HIV-related tests;

     - urinalyses;

     - pregnancy and other prenatal tests; and

     - alcohol and other substance-abuse tests.

     We perform routine testing through our network of major laboratories, rapid response laboratories, or "stat" labs, and patient service centers. We also perform routine testing at the hospital laboratories that we manage. Major laboratories offer a full line of routine clinical tests. Rapid response laboratories are local facilities where we can quickly perform an abbreviated line of routine tests for customers that require rapid turnaround. Patient service centers are facilities at which specimens are collected. These centers are typically located in or near a building for medical professionals.

     We operate 24 hours a day, 365 days a year. We perform and report most routine procedures within 24 hours. Most test results are delivered electronically.

ESOTERIC TESTING

     Esoteric tests are those tests that are performed less frequently than routine tests and require more sophisticated equipment and materials, professional "hands-on" attention and more highly skilled personnel. Because it is not cost-effective for most clinical laboratories to perform the low volume of esoteric tests in-house, they generally refer many esoteric tests to an esoteric clinical testing laboratory. Esoteric tests are generally priced higher than routine tests.

     Our Nichols Institute is one of the leading esoteric clinical testing laboratories in the world. In 1998, Nichols Institute, located in San Juan Capistrano, California, became the first clinical laboratory in North America to achieve ISO-9001 certification. As a result of the SBCL acquisition, we acquired SBCL's National Esoteric Testing Center, located in Van Nuys, California. We have transferred esoteric testing performed at the Van Nuys facility to Nichols Institute.

     Nichols Institute performs hundreds of esoteric tests that are not routinely performed by our regional laboratories. These esoteric tests are generally in the following fields:

     - endocrinology (the study of glands, their hormone secretions and their effects on body growth and metabolism);

     - genetics (the study of chromosomes, genes, and their protein products and effects);

     - immunology (the study of the immune system including antibodies, immune system cells and their effects);

     - microbiology (the study of microscopic forms of life including bacteria, viruses, fungi and other infectious agents);

     - oncology (the study of abnormal cell growth including benign tumors and cancer);

     - serology (a science dealing with the body fluids and their analysis, including antibodies, proteins and other characteristics);

     - special chemistry (more sophisticated testing requiring special expertise and technology); and

     - toxicology (the study of chemicals and drugs and their effects on the body's metabolism).

     Through our relationship with the academic community and pharmaceutical and biotechnology firms, we believe that we are one of the leaders in transferring technical innovation to the market. Nichols Institute was the first private reference laboratory to introduce a number of new tests, including tests to measure circulating hormone levels and tests to predict breast cancer. We continue to develop new and more sophisticated testing to monitor the success of therapy for cancer, AIDS and hepatitis C, and to detect other diseases and disorders. In 2000, we introduced automatic reflex high-risk DNA human papillomavirus testing for borderline ThinPrep(R) Pap Tests(TM), using the original specimen. In addition, we introduced HCV DupliType(TM) testing to provide subtyping for a broader range of hepatitis C viral isolates than was previously available using other technologies.

     We use complex technologies such as branched DNA and polymerase chain reaction (PCR) to detect lower levels of HIV than can be measured using other technologies. The concentration of HIV, also referred to as viral load, can also be measured. The ability to measure the viral load permits healthcare providers to better tailor drug therapies for HIV-infected patients.

     We maintain a relationship with the academic community through our Academic Associates program, under which academia and biotechnology firms work directly with our staff scientists to monitor and consult on existing test procedures and develop new esoteric test methods. In addition, we have entered into licensing arrangements and co-development agreements with biotechnology companies and academic medical centers.

CLINICAL TRIALS TESTING

     We believe that, as a result of the acquisition of SBCL's clinical trials business, we are one of the world's three largest providers of clinical laboratory testing performed in connection with clinical research trials on new drugs. Clinical research trials are required by the FDA to assess the safety and efficacy of new drugs. We have clinical trials testing centers in the United States and in England. We also provide clinical trials testing in Australia and South Africa through arrangements with third parties. Clinical trials involving new drugs are increasingly being performed both inside and outside the United States. Approximately one-third of our net revenues from clinical trials testing represents testing for SmithKline Beecham. Under a ten-year agreement, we are the primary provider of clinical trials testing services for SmithKline Beecham worldwide. We believe that this business will not be negatively impacted by the merger of SmithKline Beecham with Glaxo Wellcome which was completed in December 2000.

MEDICAL INFORMATION

     The demand for comprehensive medical information continues to grow. Using our extensive database as well as our core medical and analytical expertise, our Quest Informatics division has developed a portfolio of information products that enable customers to access a wide range of information critical to healthcare and patient care decision making. These products can be used by managed care organizations and other payers as well as large pharmaceutical companies. These products maintain patient confidentiality and require patient consent if patient identified information is provided to a third party.

     We continue to explore ways to capitalize on the enormous potential of providing healthcare information through opportunities ranging from Internet-based health and information services to direct-to-consumer services. During the second quarter of 2000, we began to provide laboratory results and testing information directly to consumers who request it over the Internet through Caresoft's consumer web site, TheDailyApple.com, enabling consumers, without payment of any fee, to download these results into a secured personal medical record. We believe that by providing customers with an easy-to-use and rapid way to comprehensively analyze medical information, our customers will increasingly want to use our services as both a testing company and information provider. As more and more clinical laboratory customers continue to use comprehensive medical information in their decision making, we are not only positioned to become the information provider of choice, but also to do so through the most technologically advanced and customer friendly means.

OTHER SERVICES AND PRODUCTS

     We manufacture and market diagnostic test kits and systems primarily for esoteric testing under the Nichols Institute Diagnostics brand name. These are sold principally to hospital and clinical laboratories, both domestically and internationally.

PAYERS AND CUSTOMERS

     We provide testing services to a broad range of healthcare providers. We consider a "payer" the party that pays for the test. Depending on the billing arrangement and applicable law, the payer may be (1) the physician or other party (such as another laboratory or an employer) who referred the testing to us, (2) the patient, or (3) a third party who pays the bill for the patient, such as an insurance company, Medicare or Medicaid. Some states, including New York, New Jersey and Rhode Island, prohibit us from billing physician clients. We generally consider a "customer" to be the party who refers tests to us. We also consider a managed care organization that contracts with us on an exclusive or semi-exclusive basis on behalf of its patients as both the payer and our customer with respect to such patients.

     During 2000, no single customer or affiliated group of customers accounted for more than 5% of our net revenues. We believe that the loss of any one of our customers would not have a material adverse effect on our financial condition, results of operations, or cash flow.

PAYERS

     The following table shows current estimates of the breakdown of the percentage of our total volume of requisitions and total clinical laboratory revenues during 2000 applicable to each payer group:

                                                                             REVENUE AS
                                                              REQUISITION    % OF TOTAL
                                                               VOLUME AS      CLINICAL
                                                              % OF TOTAL     LABORATORY
                                                                VOLUME        REVENUES
                                                              -----------    ----------
Patients....................................................   3% -  5%      5% - 10%
Medicare and Medicaid.......................................  10% - 15%      10% - 15%
Physicians, Hospitals, Employers and Other Monthly-Billed
  Payers....................................................  30% - 35%      25% - 30%
Third Party Fee-for-Service.................................  25% - 30%      40% - 45%
Managed Care-Capitated......................................  20% - 25%      5% - 10%

CUSTOMERS

     Physicians

     Physicians requiring testing for patients whose tests are not covered by a managed care contract are one of the primary sources of our clinical laboratory testing volume. We typically bill physician accounts on a fee-for-service basis. Fees billed to physicians are based on the laboratory's client fee schedule and are typically negotiated. Fees billed to patients and third parties are based on the laboratory's patient fee schedule, which may be subject to limitations on fees imposed by third-party payers and negotiation by physicians on behalf of their patients. Medicare and Medicaid reimbursements are based on fee schedules set by governmental authorities.

     Managed Care Organizations

     Managed care organizations, which typically contract with a limited number of clinical laboratories for their members, represent a substantial portion of our business. Larger managed care organizations typically prefer to use large independent clinical laboratories because they can provide services on a national or regional basis and can manage networks of local or regional laboratories. In addition, larger laboratories are better able to achieve the low-cost structures necessary to profitably service large managed care organizations and can provide test utilization data across their various plans.

     Over the last decade, the number of patients participating in managed care plans has grown significantly. In addition, the managed care industry has been consolidating, resulting in fewer but larger managed care organizations with significant bargaining power in negotiating fee arrangements with healthcare providers, including clinical laboratories. Managed care organizations frequently negotiate capitated payment contracts for a portion of their business, which shift the risk and cost of testing from the managed care organization to the clinical laboratory. Under a capitated payment contract, the clinical laboratory and the managed care organization agree to a per member, per month payment to cover all laboratory tests during the month, regardless of the number or cost of the tests actually performed. Some services, such as various esoteric tests, new technologies and anatomic pathology services, may be carved out from a capitated rate and, if carved out, are charged on a fee-for-service basis. Some capitated payment contracts include retroactive or future fee adjustments if the number of tests performed for the managed care organization exceeds or is less than the negotiated threshold levels. For their fee-for-service testing, managed care organizations also typically negotiate substantial discounts.

     Capitated agreements with managed care organizations have historically been priced aggressively, particularly for exclusive or semi-exclusive arrangements. This practice was due to competitive pressures, significant industry overcapacity, and the expectation that a laboratory could capture not only the testing covered under the contract, but also additional higher priced fee-for-service business from participating physicians. However, as the number of patients covered under managed care organizations increased, more patients were covered by capitated agreements and there was less fee-for-service business, and therefore less profitable business to offset the lower margin capitated managed care business. Furthermore, physicians became increasingly affiliated with more than one managed care organization, and, therefore, a clinical laboratory received little, if any, additional fee-for-service testing from participating physicians.

     Recently, there has been a shift in the way major managed care organizations contract with clinical laboratories. Managed care organizations have begun to offer more freedom of choice to their affiliated physicians, including greater freedom to determine which laboratory to use and which tests to order. Accordingly, several agreements with major managed care organizations have been renegotiated from exclusive contracts to non-exclusive contracts. As a result, under these non-exclusive arrangements, physicians have more freedom of choice in selecting laboratories, and laboratories are likely to compete more on the basis of service and quality rather than price alone. As a result of this emphasis on greater freedom of choice as well as our enhanced service network and capabilities, and our focus on ensuring that overall arrangements are profitable, pricing of managed care agreements has improved. Also, managed care organizations have been recently giving patients greater freedom of choice and patients have been increasingly selecting plans (such as preferred provider organizations) that offer a greater choice of providers. Pricing for these preferred provider organizations is typically negotiated on a fee-for-service basis, which generally results in higher revenue per requisition than under a capitated fee arrangement.

     During 2000, we renegotiated several arrangements with managed care organizations under which we are no longer responsible for all the costs of clinical laboratory services provided to the members of the managed care organizations, including the charges for tests performed by other laboratory providers. As a result, net revenues and cost of services will no longer include the cost of testing performed by third parties under these network management arrangements. While this has the immediate effect of reducing our net revenues, it reduces our risks associated with being financially responsible for the costs of tests performed by other laboratories. In addition, we still have some arrangements under which we are responsible for forming and managing a network of subcontracted laboratories for the benefit of a managed care organization. Under these arrangements we receive fees for the clinical laboratory services that we perform as well as a fee for managing the laboratory network.

     Hospitals

     We provide services to hospitals throughout the United States that vary from esoteric testing to laboratory management arrangements. We believe that we are the industry's market leader in servicing hospitals. Testing for hospitals accounts for approximately 11% of our net revenues. Hospitals generally maintain an on-site laboratory to perform testing on patients and refer less frequently needed and highly specialized procedures to outside laboratories, which typically charge the hospitals on a negotiated fee-for-service basis. We believe that most hospital laboratories perform approximately 95% to 97% of their patients' clinical laboratory tests. Many hospitals compete with independent clinical laboratories by encouraging community physicians to send their testing to the hospital's laboratory. In addition, hospitals that have purchased physicians' practices generally require their physicians to send their tests to the hospital's affiliated laboratory. As a result, hospital-affiliated laboratories can be both customers and competitors for independent clinical laboratories.

     We have joint venture arrangements with leading integrated health delivery networks in several metropolitan areas. These joint venture arrangements, which provide testing for hospitals as well as for unaffiliated physicians and other healthcare providers in their geographic areas, serve as our principal laboratory facilities in their service areas. Typically, we have either a majority ownership interest in, or day-to-day management responsibilities for, our hospital joint venture relationships. We also manage laboratories at a number of other hospitals.

     Employers, Governmental Institutions and Other Clinical Laboratories

     We provide testing services to governmental agencies, including the Department of Defense and state and federal prison systems, and large employers. We believe we are the leader in the clinical laboratory industry in providing testing to employers for substance abuse, occupational exposures, and comprehensive wellness programs. Wellness programs enable employers to take an active role in lowering their overall healthcare costs. Testing services for employers account for approximately 6% of our net revenues. We also perform esoteric testing services for other independent clinical laboratories that do not have the full range of our testing capabilities. All of these customers are charged on a fee-for-service basis.

SALES AND MARKETING

     We market to and service our customers through our direct sales force sales representatives, customer service and patient service representatives and couriers.

     Since 1996, we have focused our sales efforts on pursuing and keeping profitable accounts that generate an acceptable return. We have an active account management process to evaluate the profitability of all of our accounts. Where appropriate, we change the service levels, terminate accounts that are not profitable, or adjust pricing.

     Most sales representatives market routine laboratory services primarily to physicians and hospitals. The remaining sales representatives focus on particular market segments or on testing niches. For example, some representatives concentrate on market segments such as hospitals or managed care organizations, and others concentrate on testing niches such as substance-abuse testing.

     Customer service representatives perform a number of services for patients and customers. They monitor services, answer questions and help resolve problems. Our couriers pick up specimens from most clients daily.

STRATEGIC GROWTH OPPORTUNITIES

     In addition to expanding our core clinical laboratory business through internal growth and pursuing our strategy to become a leading provider of medical information, we intend to continue to leverage our network in order to capitalize on targeted growth opportunities both inside and outside our core laboratory testing business.

     - SELECTIVE REGIONAL ACQUISITIONS: The clinical laboratory industry is still fragmented. Historically, regional acquisitions fueled our growth. We expect to focus future clinical laboratory acquisition efforts on laboratories that can be integrated into our existing laboratories without impeding the integration of SBCL's operations such as our acquisition of the assets of Clinical Laboratories of Colorado in February 2001. This strategy will enable us to reduce costs and gain other benefits from the elimination of redundant facilities and equipment, and reductions in personnel. We may also consider acquisitions of ancillary businesses as part of our overall growth strategy.

     - GENOMICS AND SPECIALTY TESTING: We intend to remain a leading innovator in the clinical laboratory industry by continuing to introduce new tests, technology and services. We estimate that the current United States market in gene based testing is approximately $1 billion per year. We believe that we have the largest gene based testing business in the United States, with more than $225 million in annual revenues, and that this business will grow by at least 25% per year over the next several years. We believe that, with the unveiling of the human genome, the discovery of new genes and the association of these genes with disease will result in more complex and thorough diagnostic testing. We believe that we are well positioned to capture this growth. We intend to focus on commercializing diagnostic applications of discoveries in the areas of functional genomics, or the analysis of genes and their functions, and proteomics, or the discovery of new proteins made possible by the human genome project.

     - MEDICAL INFORMATION: We believe that we have the largest private clinical laboratory results database in the world. This database continues to grow as we perform tests related to over 100 million requisitions each year. We believe that this database has substantial value since a significant portion of all healthcare decisions and spending are impacted by laboratory testing results. Large customers of clinical laboratories are increasingly interested in integrating our clinical laboratory data with other healthcare information to answer quality, marketing and finance related questions. In addition, pharmaceutical manufacturers are increasing their use of this type of data to expand their marketing efforts as well as to promote disease management. In order to meet these emerging needs for medical information, our Quest Informatics division has developed a portfolio of information products, including Internet-based health and information services, that provide customers secure access to our extensive database, along with medical and analytical expertise. We also provide customized services for pharmaceutical and health product companies to support the development and implementation of their business strategies. We intend to maintain the trust of patients and providers by ensuring the security and confidentiality of individual patient results.

     - CONSUMER HEALTH: Currently, almost all the testing we perform is ordered directly by a physician, who then receives the test results. However, consumers are becoming increasingly interested in managing their own health and health records. We believe that consumers will increasingly want to order clinical laboratory tests themselves, particularly tests that measure levels of cholesterol, PSA (prostate specific antigen), glucose, hemoglobin Alc (diabetes monitoring), and TSH (thyroid disorders), even if they are responsible for paying for the tests themselves. Instead of first having to go to their treating physician to order a test, consumers could order testing services directly through the Internet or our network of patient service centers, which already services over 80,000 patients each day. We have initiated a pilot program providing direct testing access to consumers in several test markets and have recently expanded this program into additional test markets. A consumer-focused web site will be integral to the awareness and delivery of information content surrounding the testing services provided in our facilities. Laws in a number of states restrict the ability of consumers to order tests directly and permit test results to be provided only to the ordering physician. In order to serve consumers in these states and comply with applicable law, we are utilizing a physician network to facilitate ordering of tests and reporting of results. We believe that consumer demand may result, over time, in the re-examination of regulatory restrictions on consumers' ability to order clinical tests and to receive test results directly.

     - ANATOMIC PATHOLOGY: While we are the leading provider of non-hospital based anatomic pathology services in the United States, we have traditionally been strongest in the less profitable segments of the business, such as pap smears. We intend to expand our anatomic pathology business into higher profit margin areas. For example, we have currently converted more than 50% of our pap smear business to ThinPrep(R), a higher quality, higher margin product offering. We believe that the current United States market for anatomic pathology services is approximately $5 billion per year and that we perform approximately $300 million of such services each year, representing a market position significantly less than our share of the entire clinical laboratory market.

     - PHARMACEUTICAL AND BIOTECHNOLOGY SERVICES: Among our strengths are our service relationships with more than half of the physicians in the United States, our processing of over 100 million requisitions each year and our clinical laboratory results database, which we believe to be the largest private database of its kind in the world. We believe that we can leverage these strengths to assist the pharmaceutical and biotechnology industries in the development and commercialization of their products. Recently, the global pharmaceutical industry has invested approximately $50 billion annually in research and development of new products and additional amounts in support of their commercialization. This spending is expected to grow about 10% per annum in support of the increasing need for new, innovative pharmaceutical products. Beyond our existing clinical trials business, profitable growth opportunities exist in the following areas: post-marketing (Phase IV) research, patient recruitment, genomics (drug discovery), over-the-counter drug testing and pharmaceutical sales and product detailing.

INFORMATION SYSTEMS

     Information systems are used in laboratory testing, billing, customer service, logistics, management of medical data, and other aspects of our business. We believe that efficient handling of information involving patients, payers, customers, and other parties will be critical to our future success.

     During the 1980s and early 1990s when we acquired many of our laboratory facilities, regional laboratories were operated as local, decentralized units. When the laboratories were acquired, we did not make significant changes in their method of operations and we did not standardize their billing, laboratory, and some of their other information systems. As a result, by the end of 1995 we had many different information systems for billing, test results reporting, and other transactions. Over time, the growth in the size and network of our customers and the increasing complexity of billing demonstrated a greater need for standardized systems.

     Prior to the acquisition of SBCL, we had chosen our proprietary SYS system as our standard billing system and our QuestLab system (which is licensed from a third party) as our standard laboratory information system, and had begun to convert our laboratories to these standard systems. SBCL had standardized billing and laboratory information systems (which were different from our existing systems) throughout its laboratory network. During 2001 we plan to begin implementing an enhanced laboratory information system and an enhanced billing system that combine the functionality of the existing systems of Quest Diagnostics and SBCL. We expect that this standardization process will take several years to complete and result in significantly more centralized systems than we have today. We expect the integration of these systems will improve operating efficiency and provide management with more timely and comprehensive information with which to make management decisions.

     We continue to invest in the development and improvement of our connectivity products for customers and providers by developing differentiated products that will provide friendlier, easier access to information. During the second quarter of 2000 we introduced a new service offering physicians secure access to their patients' confidential laboratory results via the Internet through our own web site. During the fourth quarter of 2000 we introduced a new service enabling physicians to order tests (as well as receive results) through our web site. This new service will allow us to replace desktop products that we currently provide to most physicians. During the second quarter of 2000, we entered into an agreement with MedPlus to market MedPlus' ChartMaxx and E. Maxx patient record systems, which support the creation and management of an electronic patient record, by bringing together in one patient-centric view information from various sources including the physician's records and laboratory and hospital data. On

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April 25, 2001, we signed a definitive agreement to acquire the outstanding voting shares of MedPlus for approximately $18 million. We intend to consider other strategic arrangements that will enhance our ability to introduce electronic services to a broader variety of customers across all spectrums.

BILLING

     Billing for laboratory services is complicated. Laboratories must bill various payers, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different requirements. Additionally, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures adds complexity to the billing process.

     Most of our bad debt expense is the result of issues that are not credit-related, primarily missing or incorrect billing information on requisitions. In general, we perform the requested tests and report test results regardless of whether the billing information is incorrect or missing. We subsequently attempt to obtain any missing information and rectify incorrect billing information received from the healthcare provider. Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable. When all issues relating to the missing or incorrect information are not resolved in a timely manner, the related receivables are written-off to the allowance for doubtful accounts.

     Among many other factors that complicate billing are (1) pricing differences between our fee schedules and those of the payers, (2) disputes with payers as to which party is responsible for payment, and (3) disparity in coverage among various payers. Adjustments impacting receivables as a result of these billing related matters are generally accounted for as revenue adjustments and not written-off to the allowance for doubtful accounts.

     We have implemented "best practices" for billing that have significantly reduced the percentage of requisitions with missing billing information from approximately 16% at the beginning of 1996 to approximately 5.5% immediately prior to the acquisition of SBCL. These initiatives, together with progress in dealing with Medicare medical necessity documentation requirements and standardizing billing systems, have significantly reduced bad debt expense since 1996. During the twelve months ended July 31, 1999 (immediately prior to the acquisition of SBCL), our bad debt expense was about 6% of net revenues (adjusted to exclude the effect of testing performed by third parties under our laboratory network management arrangements), while SBCL, which had not implemented procedures similar to ours, had bad debt expense of about 10% of net revenues (adjusted to exclude the effect of testing performed by third parties under SBCL's laboratory network management arrangements). Since the acquisition, we have begun to implement our pre-acquisition billing practices at the former SBCL facilities, which we believe should enable us to lower overall bad debt expense (including that of SBCL) to or below the levels immediately prior to the acquisition. As a result of implementing these billing practices, bad debt expense improved to about 7% of net revenues during 2000, from about 8% of net revenues (adjusted to exclude the effect of testing performed by third parties under our laboratory network management arrangements) just after completion of the SBCL acquisition. Bad debt expense continued to improve during the first quarter of 2001, to 6.3% of net revenues for the period, compared with 7.6% of net revenues in the first quarter of 2000.

COMPETITION

     The clinical laboratory testing business is fragmented and highly competitive. We compete with three types of providers: hospital-affiliated laboratories, other independent clinical laboratories, and physician-office laboratories. We are the leading clinical laboratory provider in the United States, with net revenues of approximately $3.4 billion during 2000 and facilities in substantially all of the country's major metropolitan areas. Our largest competitor is Laboratory Corporation of America Holdings, or LabCorp, which had net revenues of approximately $1.9 billion during 2000. In addition, we compete with many smaller regional and local independent clinical laboratories, as well as with laboratories owned by physicians and hospitals.

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     We believe that healthcare providers often consider the following factors, among others, in selecting a laboratory:

     - service capability and quality;

     - accuracy, timeliness and consistency in reporting test results;

     - number and type of tests performed by the laboratory;

     - number, convenience and geographic coverage of patient service centers;

     - reputation in the medical community; and

     - pricing.

     We believe that we compete favorably in each of these areas.

     We believe that large independent clinical laboratories may be able to increase their share of the overall clinical laboratory testing market due to their large service networks and lower cost structures. These advantages should enable larger clinical laboratories to serve large managed care organizations more effectively and better deal with Medicare reimbursement reductions and utilization controls, if any. In addition, we believe that consolidation in the clinical laboratory testing business will continue.

QUALITY ASSURANCE

     Our goal is to continually improve the processes for collection, storage and transportation of patient specimens, as well as the precision and accuracy of analysis and result reporting. Our quality assurance efforts focus on proficiency testing, process audits, statistical process control and personnel training for all of our laboratories and patient service centers. We are implementing a Six Sigma process to help achieve our goal of becoming recognized as the undisputed quality leader in the healthcare services industry.

     INTERNAL PROFICIENCY TESTING, QUALITY CONTROL AND AUDITS. Quality control samples are processed in parallel with the analysis of patient specimens. The results of tests on quality control samples are then monitored to identify drift, shift or imprecision in the analytical processes. In addition, we administer an internal proficiency testing program, where proficiency testing samples are processed and reported through our systems as routine patient samples. We also perform internal process audits as part of our comprehensive quality assurance program.

     EXTERNAL PROFICIENCY TESTING AND ACCREDITATION. All our laboratories participate in various quality surveillance programs conducted externally. These programs supplement all other quality assurance procedures. They include proficiency testing programs administered by the College of American Pathologists, or CAP, as well as some state agencies.

     CAP is an independent non-governmental organization of board certified pathologists. CAP is approved by the Health Care Financing Administration to inspect clinical laboratories to determine compliance with the standards required by CLIA. CAP offers an accreditation program to which laboratories may voluntarily subscribe. All of our major regional laboratories are accredited by the CAP. Accreditation includes on-site inspections and participation in the CAP (or equivalent) proficiency testing program.

REGULATION OF CLINICAL LABORATORY OPERATIONS

     The clinical laboratory industry is subject to significant federal and state regulation, including inspections and audits by governmental agencies. For a detailed description of federal and state regulation of the clinical laboratory industry, see our Form 10-K for the year ended December 31, 2000, which is incorporated by reference into this prospectus supplement. Governmental authorities may impose fines or criminal penalties or take other enforcement actions to enforce laws and regulations, including revoking a clinical laboratory's right to conduct business. Changes in regulation may increase the costs of performing clinical laboratory tests or increase the administrative requirements of claims.

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CONFIDENTIALITY OF HEALTH INFORMATION

     See "Risk Factors -- The final privacy regulations that will take effect in 2003 and proposed federal security regulations under the Health Insurance Portability and Accountability Act of 1996 will increase our costs and could limit our ability to provide medical information."

REGULATION OF REIMBURSEMENT FOR CLINICAL LABORATORY SERVICES

     Our annual report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference into this prospectus supplement, contains a detailed description of the regulations on reimbursement for clinical laboratory services.

GOVERNMENT INVESTIGATIONS AND RELATED CLAIMS

     Our annual report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference into this prospectus supplement, contains a detailed description of our government investigations and related claims.

COMPLIANCE PROGRAM

     Compliance with all government rules and regulations has become a significant concern throughout the clinical laboratory industry because of evolving interpretations of regulations and the national debate over healthcare. We began a compliance program early in 1993.

     We emphasize the development of training programs intended to ensure the strict implementation and observance of all applicable laws, regulations and company policies. Further, we conduct in-depth reviews of procedures, personnel and facilities to assure regulatory compliance throughout our operations. The quality, safety and compliance committee of the board of directors requires periodic reporting of compliance operations from management. Government officials have publicly cited our compliance program as a model for the industry.

     In October 1996, we signed a five-year corporate integrity agreement with the Office of the Inspector General (OIG). Under the agreement, we agreed to take steps to demonstrate our integrity as a provider of services to federally sponsored healthcare programs. These include steps to:

     - maintain our corporate compliance program;

     - adopt pricing guidelines;

     - audit laboratory operations; and

     - investigate and report instances of noncompliance, including any corrective actions and disciplinary steps.

     This agreement also gives us the opportunity to seek clearer guidance on matters of compliance and to resolve compliance issues directly with the OIG. SBCL also entered into a five-year corporate integrity agreement with the OIG that became effective in 1997. As a result of our acquisition of SBCL, SBCL is now covered under our corporate integrity agreement.

     None of the undertakings included in our corporate integrity agreement are expected to have any material adverse effect on our business, financial condition, results of operations, cash flow, and prospects. We believe we comply in all material respects with all applicable statutes and regulations. However, we cannot assure you that no statutes or regulations will be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect us. Potential sanctions for violation of these statutes include significant damages, penalties, and fines, exclusion from participation in governmental healthcare programs and the loss of various licenses, certificates and authorization necessary to operate some or all of our business.

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INSURANCE

     We maintain various liability and property insurance programs (subject to maximum limits and self-insured retentions) for claims that could result from providing or failing to provide clinical laboratory testing services, including inaccurate testing results and other exposures. Management believes that present insurance coverage and reserves are sufficient to cover currently estimated exposures, but we cannot assure you that we will not incur liabilities in excess of the policy limits. Similarly, although we believe that we will be able to obtain adequate insurance coverage in the future at acceptable costs, we cannot assure you that we will be able to do so.

EMPLOYEES

     At both December 31, 2000 and 1999, we employed approximately 27,000 people. Approximately 25,000 of our employees were full-time at December 31, 2000. These totals exclude employees of the joint ventures in which we do not have a majority interest. We have no collective bargaining agreements with any unions, and we believe that our overall relations with our employees are good.

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                              DESCRIPTION OF NOTES

     Each of the      % senior notes due      (the "Notes due      "), and the
     % senior notes due      (the "Notes due      " and, together with the Notes
due      , the "Notes") are a separate issue of Debt Securities described in the accompanying prospectus and will be issued under an indenture to be dated as of
June   , 2001 and a supplemental indenture, to be dated as of June   , 2001
(collectively, the "Indenture"), each among Quest Diagnostics, as issuer, the Initial Subsidiary Guarantors, as guarantors, and the Bank of New York, as trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. A copy of the Indenture is available for inspection at the office of the trustee.

     This description of the terms of the Notes supplements the description of the general terms and provisions of the Debt Securities in the accompanying prospectus. If this summary differs in any way from that in the prospectus, you should rely on this summary. Whenever we refer in this Description of Notes to terms defined in the Indenture below, such defined terms are incorporated herein by reference. As used in this Description of Notes, the terms "we," "our," "us," and "Quest Diagnostics" do not include any current or future subsidiary of Quest Diagnostics Incorporated, unless the context indicates otherwise.

GENERAL

     The Notes due                will be initially limited to $
aggregate principal amount and will mature and become due and payable, together
with any accrued and unpaid interest thereon, on                ,      . The
Notes due                will be initially limited to $          aggregate
principal amount and will mature and become due and payable, together with any
accrued and unpaid interest thereon on           ,      .

     Quest Diagnostics may from time to time, without the consent of the holders of Notes of either series, issue additional Notes of either series having the same ranking and the same interest rate, maturity and other terms as the Notes of that series. Any additional Notes of either series and the Notes of that series will constitute a single series under the Indenture. This type of offering is often referred to as a "reopening."

     Each Note of either series will bear interest at the annual rate noted on the cover page of this prospectus supplement. Interest will be payable
semiannually on                and                of each year, beginning
               , 2001. Interest on the Notes will be paid to holders of record
on the                or                immediately before the interest payment
date.

     The Notes do not provide for any sinking fund.

GUARANTEES

     Each Subsidiary Guarantor will fully and unconditionally guarantee, on a joint and several basis, the payment of the principal of, premium and interest on the Notes. The guarantees of the Notes will be endorsed on the Notes. In addition, each future domestic Subsidiary of Quest Diagnostics and any Initial Subsidiary Guarantor which is released and discharged from its obligations under the guarantee of the Notes will be required to guarantee Quest Diagnostics' obligations under the Notes, if such Subsidiary:

        - guarantees any Indebtedness of Quest Diagnostics when the amount of such Indebtedness, together with any other outstanding Indebtedness of Quest Diagnostics guaranteed by its Subsidiaries that are not Subsidiary Guarantors, exceeds $50 million in the aggregate at any time; or

        - incurs Indebtedness, unless such Indebtedness is permitted under the "-- Limitation on Subsidiary Indebtedness and Preferred Stock" covenant described below.

     The Indenture provides that the obligations of each Subsidiary Guarantor under its guarantee will be limited so as to not constitute a fraudulent conveyance under any United States federal or state laws. Application of this clause could limit the amount which holders of Notes may be entitled to collect under
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the guarantees. Holders, by their acceptance of the Notes, will have agreed to such limitations. See "Risk Factors -- Federal and state laws permit a court to void a guarantee issued by any of our subsidiaries if the court finds the guarantee to constitute a fraudulent conveyance."

     The guarantees of the Subsidiary Guarantors with respect to the Notes of either series will remain in effect with respect to each Subsidiary Guarantor until the entire amount of principal of, premium, and interest on the Notes of that series shall have been paid in full or otherwise discharged in accordance with the provisions of the Indenture; provided, however, that if (a) a Subsidiary Guarantor does not guarantee Indebtedness of Quest Diagnostics in excess of $50 million in the aggregate, excluding the Notes of that series, and all outstanding Indebtedness of such Subsidiary Guarantor would have been permitted to be incurred under the "-- Limitation on Subsidiary Indebtedness and Preferred Stock" covenant described below measured at the time of the release and discharge as described in this paragraph, (b) the Notes of that series are defeased and discharged as described under "-- Application of Defeasance Provision" or (c) all or substantially all of the assets of such Subsidiary Guarantor or all of the capital stock of such Subsidiary Guarantor is sold (including by issuance, merger, consolidation or otherwise) by Quest Diagnostics or any of its Subsidiaries, then in each case of (a), (b) or (c) above, such Subsidiary Guarantor or the corporation acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets or capital stock of such Subsidiary Guarantor) shall be released and discharged from its obligations under its guarantee of the Notes of that series.

SENIORITY; RANKING

     The Notes will be senior unsecured obligations of Quest Diagnostics and will rank equally with the other senior unsecured obligations of Quest Diagnostics. Each guarantee will be a senior unsecured obligation of the Subsidiary Guarantor issuing such guarantee and will rank equally with the other senior unsecured obligations of such Subsidiary Guarantor. As of March 31, 2001, after giving pro forma effect to this offering of Notes, the closing of the new senior unsecured credit facility, and the application of the proceeds from these two financing transactions, Quest Diagnostics and the Subsidiary Guarantors would have had outstanding $758 million of long-term debt (including the current portion thereof).

     The Notes and the guarantees will be effectively subordinated to any secured obligations of Quest Diagnostics or Subsidiary Guarantors, as the case may be, to the extent of the value of the assets securing such obligations. The Indenture does not limit the amount of indebtedness that Quest Diagnostics can incur, but does limit the amount of secured indebtedness pursuant to the covenant described under the heading "-- Limitation on Liens." This covenant is subject to important exceptions described under such heading. As of March 31, 2001, after giving pro forma effect to this offering of notes, the closing of the new senior unsecured credit facility, and application of the net proceeds from these two financing transactions, Quest Diagnostics and the Subsidiary Guarantors would have had outstanding $33 million of secured long-term debt (including the current portion thereof).

     Quest Diagnostics conducts its operations through subsidiaries, which generate a substantial portion of its operating income and cash flow. As a result, distributions or advances from subsidiaries of Quest Diagnostics are a major source of funds necessary to meet its debt service and other obligations. Contractual provisions, laws or regulations, as well as any subsidiary's financial condition and operating requirements, may limit the ability of Quest Diagnostics to obtain cash required to pay Quest Diagnostics' debt service obligations, including payments on the Notes. The Notes will be structurally subordinated to all existing and future obligations of Quest Diagnostics' subsidiaries (unless such subsidiaries are Subsidiary Guarantors), including claims with respect to trade payables. In addition, the guarantees of our Subsidiary Guarantors will be structurally subordinated to all existing and future obligations of the Subsidiary Guarantor's subsidiaries (unless such subsidiaries are also Subsidiary Guarantors), including claims with respect to trade payables. This means that holders of the Notes as guaranteed by the Subsidiary Guarantors will have a junior position to the claims of creditors of the direct and indirect subsidiaries of Quest Diagnostics which are not Subsidiary Guarantors on the assets and earnings of such subsidiaries. The non-guarantor subsidiaries of Quest Diagnostics are limited in the amount of Indebtedness they are permitted to incur pursuant to the covenant described under "-- Limitation of
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Subsidiary Indebtedness and Preferred Stock." This covenant is subject to important exceptions described under such heading. In addition, the guarantees of the Subsidiary Guarantors may be released in certain circumstances, which are described under the heading "-- Guarantees." As of March 31, 2001, after giving pro forma effect to this offering of notes, the closing of the new senior unsecured credit facility, and application of the net proceeds from these two financing transactions, the non-guarantor subsidiaries of Quest Diagnostics would have had outstanding $256 million of debt (including the current portion thereof) all of which was comprised of the Existing Receivables Credit Facility. For a more detailed description of our Existing Receivables Credit Facility, see "Description of Other Indebtedness -- Receivables Credit Facility."

OPTIONAL REDEMPTION

     At any time and from time to time, the Notes of either series will be redeemable, as a whole or in part, at the option of Quest Diagnostics, on at least 30 days, but not more than 60 days, prior notice mailed to the registered address of each holder of the Notes of that series, at a redemption price equal to the greater of:

     - 100% of principal amount of the Notes to be redeemed, and

     - the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted, on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus:

        -- basis points for the      % senior notes due                , or

        -- basis points for the      % senior notes due                .

plus, in each case, accrued interest to the date of redemption which has not been paid.

     On and after the redemption date for the Notes of either series, interest will cease to accrue on the Notes of that series or any portion thereof called for redemption, unless Quest Diagnostics defaults in the payment of the redemption price and accrued interest. On or before the redemption date for the Notes of either series, Quest Diagnostics shall deposit with a paying agent, or the trustee, funds sufficient to pay the redemption price of and accrued interest on the Notes of that series to be redeemed on such date. If less than
all of the Notes due                or the Notes due                , as the
case may be, are to be redeemed, the Notes of either series to be redeemed shall be selected by the trustee by such method as the trustee shall deem fair and appropriate.

     "Remaining Scheduled Payments" means, with respect to the Notes of either series to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to the Notes of that series, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

     "Treasury Rate" means, with respect to any redemption date for the Notes of either series:

     - the yield, which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue; provided that if no maturity is within three months before or after the maturity date for the Notes of that series, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or

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     - if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

     The Treasury Rate will be calculated on the third business day preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to
the remaining term of the Notes due                or the Notes due
               , as the case may be, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes of the relevant series.

     "Independent Investment Banker" means one of the Reference Treasury Dealers, to be appointed by Quest Diagnostics.

     "Comparable Treasury Price" means, with respect to any redemption date for the Notes:

     - the average of four Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations; or

     - if the trustee obtains fewer than four Reference Treasury Dealer Quotations, the average of all quotations obtained by the trustee.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means a primary U.S. Government securities dealer, which we refer to as "Primary Treasury Dealer," selected by Quest Diagnostics.

SINKING FUND

     The Notes will not be entitled to the benefit of any sinking fund.

LIMITATION ON LIENS

     Other than as provided under "-- Exempted Liens and Sale and Leaseback Transactions," Quest Diagnostics will not, and will not permit any Restricted Subsidiary to, create or assume any Indebtedness secured by any Lien on any Principal Property or shares of stock or Indebtedness of any Restricted Subsidiary, unless: (1) in the case of Quest Diagnostics, the Notes are secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien, or (2) in the case of any Subsidiary Guarantor, such Subsidiary Guarantor's guarantee of the Notes is secured by such Lien equally and ratably with, or prior to, the Indebtedness secured by such Lien. The restrictions do not apply to Indebtedness that is secured by:

     - Liens existing on the date of the issuance of the Notes;

     - Liens securing only the Notes;

     - Liens in favor of only Quest Diagnostics or any Restricted Subsidiary;

     - Liens on property or shares of stock or indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or is merged into or consolidated with, or its assets are acquired by, Quest Diagnostics or any Restricted Subsidiary (provided that such Lien was not incurred in

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       anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other property and the Indebtedness so secured is not increased;

     - Liens on property existing immediately prior to the acquisition thereof (provided that such Lien was not incurred in anticipation of such transaction and was in existence prior to such transaction) so long as such Lien does not extend to any other property and the Indebtedness so secured is not increased;

     - Liens to secure Indebtedness incurred for the purpose of financing all or any part of a property's purchase price or cost of construction or additions, repairs, alterations, or other improvements; provided that (1) the principal amount of any Indebtedness secured by such Lien does not exceed 100% of such property's purchase price or cost, (2) such Lien does not extend to or cover any other property other than the property so purchased, constructed or on which such additions, repairs, alterations or other improvements were so made, and (3) such Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such property thereafter;

     - Liens in favor of the United States or any state thereof, or any instrumentality of either, to secure certain payments pursuant to any contract or statute;

     - Liens for taxes or assessments or other governmental charges or levies which are being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

     - title exceptions, easements and other similar Liens that are not consensual and that do not materially impair the use of the property subject thereto;

     - Liens to secure obligations under workmen's compensation laws, unemployment compensation, old-age pensions and other social security benefits or similar legislation, including Liens with respect to judgments which are not currently dischargeable;

     - Liens arising out of legal proceedings, including Liens arising out of judgments or awards;

     - warehousemen's, materialmen's and other similar Liens for sums being contested in good faith and for which adequate reserves are being maintained, to the extent required by generally accepted accounting principles;

     - Liens incurred to secure the performance of statutory obligations, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business; or

     - Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in the foregoing bullets or liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien does not extend to any other property and the Indebtedness so secured does not exceed the fair market value (as determined by our board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Other than as provided under "-- Exempted Liens and Sale and Leaseback Transactions," Quest Diagnostics will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Principal Property unless:

     - the Sale and Leaseback Transaction is solely with Quest Diagnostics or a Subsidiary Guarantor; or

     - the lease is for a period not in excess of five years, including renewal rights; or

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     - Quest Diagnostics or the Restricted Subsidiary, prior to or within 270 days after the sale of such Principal Property in connection with the Sale and Leaseback Transaction is completed, applies the net cash proceeds of the sale of the Principal Property leased to:

             (1) the retirement of the Notes or debt ranking equally with the
                 Notes of Quest Diagnostics or any Restricted Subsidiary, or

             (2) the acquisition of different property, facilities or equipment or the expansion of Quest Diagnostics' existing business, including the acquisition of other businesses.

EXEMPTED LIENS AND SALE AND LEASEBACK TRANSACTIONS

     Notwithstanding the restrictions described under the headings
"-- Limitation on Liens" or "-- Limitation on Sale and Leaseback Transactions," Quest Diagnostics or any Restricted Subsidiary may create or assume any Liens or enter into any Sale and Leaseback Transactions not otherwise permitted as described above, if the sum of the following does not exceed 5% of Consolidated Total Assets:

     - the outstanding Indebtedness secured by such Liens (not including any Liens permitted under "-- Limitation on Liens" which amount does not include any Liens permitted under the provisions of this "-- Exempted Liens and Sale and Leaseback Transactions"); plus

     - all Attributable Debt in respect of such Sale and Leaseback Transaction entered into (not including any Sale and Leaseback Transactions permitted under "-- Limitation on Sale and Leaseback Transactions" which amount does not include any Sale and Leaseback Transactions permitted under the provisions of this "-- Exempted Liens and Sale and Leaseback Transactions"),

measured, in each case, at the time such Lien is incurred or any such Sale and Leaseback Transaction is entered into by Quest Diagnostics or the Restricted Subsidiary.

LIMITATION ON SUBSIDIARY INDEBTEDNESS AND PREFERRED STOCK

     None of the Subsidiaries of Quest Diagnostics other than the Subsidiary Guarantors may, directly or indirectly, create, incur, issue, assume or extend the maturity of any Indebtedness (including Acquired Indebtedness) or Preferred Stock except for the following, provided that, for purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 270 days from the date (1) the Person obligated on such Acquired Indebtedness becomes a Subsidiary of Quest Diagnostics or (2) the acquisition of assets, in connection with which such Acquired Indebtedness was assumed, is consummated:

     - Indebtedness outstanding on the date of the Indenture;

     - Indebtedness representing the assumption by one Subsidiary of Indebtedness of another Subsidiary;

     - Indebtedness outstanding under any Receivables Credit Facility;

     - Indebtedness secured by a Lien incurred for the purpose of financing all or any part of a property's purchase price or cost of construction or additions, repairs, alterations or other improvements, provided that such Indebtedness and Lien is incurred prior to or within 270 days after the acquisition of such property or the completion of construction or such additions, repairs, alterations or other improvements and the full operation of such property thereafter;

     - Indebtedness of any Subsidiary of Quest Diagnostics, the proceeds of which are used to renew, extend, refinance or refund outstanding Indebtedness of such Subsidiary; provided that such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced or refunded; provided further that such Indebtedness shall be permitted hereunder only to the extent that the aggregate principal amount of such Indebtedness (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom) does not exceed the aggregate principal amount then outstanding under the Indebtedness being renewed, extended, refinanced or refunded (or if the Indebtedness being renewed, extended, refinanced or refunded, was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with generally accepted accounting principles) plus the lesser of (A) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (B) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of such Subsidiary incurred in connection with such refinancing;

     - Indebtedness of a Subsidiary of Quest Diagnostics to Quest Diagnostics or to another Subsidiary of Quest Diagnostics;

     - any Indebtedness resulting from a Sale and Leaseback Transaction which is permitted by the "-- Limitation on Sale and Leaseback Transactions" covenant (but not including any Sale and Leaseback Transaction which is permitted by the "-- Exempted Liens and Sale and Leaseback Transactions" provisions relating thereto);

     - any Permitted Acquired Indebtedness;

     - Preferred Stock to the extent that the aggregate liquidation preference of Preferred Stock, outstanding at any one time, does not exceed 5% of Consolidated Total Assets; or

     - any Indebtedness, including any Acquired Indebtedness that is not Permitted Acquired Indebtedness, the outstanding aggregate principal amount of which does not at any one time exceed the greater of (1) 10% of Consolidated Total Assets or (2) $200 million, measured in each case at the time such Indebtedness is incurred.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     Quest Diagnostics may merge or consolidate with another Person and may sell, transfer or lease all or substantially all of its assets to another Person if all the following conditions are met:

     - The merger, consolidation or sale of assets must not cause an event of default. See "-- Events of Default." An event of default for this purpose would also include any event that would be an event of default if the notice or time requirements were disregarded;

     - If Quest Diagnostics is not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must be organized under the laws of the United States or any state thereof;

     - If Quest Diagnostics is not the surviving entity, the Person we would merge or consolidate with, or sell all or substantially all of our assets to, must expressly assume by supplemental indenture all of our obligations under the Notes and the Indenture; and

     - Quest Diagnostics must deliver specified certificates and documents to the trustee.

EVENTS OF DEFAULT

     The term "Event of Default" in respect of the Notes of either series means any of the following:

     - Quest Diagnostics or any Subsidiary Guarantor does not pay the principal of or any premium on the Notes of that series on its due date;

     - Quest Diagnostics or any Subsidiary Guarantor does not pay interest on the Notes of that series within 30 days of its due date whether at maturity, upon redemption or upon acceleration;

     - Quest Diagnostics or any Subsidiary Guarantor remains in breach of a covenant in respect of the Notes of that series for 60 days after it receives a written notice of default stating it is in breach and requiring that it remedy the breach. The notice must be sent by either the trustee or holders of 25% of the aggregate principal amount of the Notes of that series;

     - An event of default under any indenture or instrument evidencing or under which Quest Diagnostics or any Subsidiary Guarantor then has outstanding any Indebtedness shall occur and be continuing and either:

             (1) such event of default results from the failure to pay the principal of such Indebtedness in excess of $50 million at final maturity of such Indebtedness, individually or in the aggregate; or

             (2) as a result of such event of default the maturity of such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable and the principal amount of such Indebtedness, together with the principal of any other Indebtedness of Quest Diagnostics or such Subsidiary Guarantor in default, or the maturity of which has been accelerated, aggregates at least $50 million, individually or in the aggregate;

     - Any Subsidiary Guarantor repudiates its obligations under its guarantee of the Notes of that series or, other than by reason of the termination of the Indenture or the release of any such guarantee in accordance with the Indenture, any such guarantee ceases to be in full force and effect or is declared null and void and such condition shall have continued for a period of 30 days after written notice of such failure requiring Quest Diagnostics or the Subsidiary Guarantor to remedy the same shall have been given to Quest Diagnostics by the trustee or to Quest Diagnostics and the trustee by the holders of 25% in aggregate principal amount of the Notes of that series then outstanding; or

     - Quest Diagnostics or any Subsidiary Guarantor files for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur.

     The trustee may withhold notice to the holders of Notes of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

     If an event of default with respect to the Notes of either series has occurred and has not been cured, the trustee or the holders of 25% in aggregate principal amount of the Notes of that series may declare the entire principal amount (and premium, if any) of, and all the accrued interest on the Notes of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default with respect to the Notes of either series occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of the Notes of that series will be automatically accelerated, without any action by the trustee or any holder. Holders of a majority in principal amount of the Notes of either series may also waive certain past defaults under the Indenture on behalf of all of the holders of the Notes of that series. A declaration of acceleration of maturity with respect to the Notes of either series may be canceled, under specified circumstances, by the holders of at least a majority in principal amount of the Notes of that series.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the Indenture at the request of any of the holders unless the holders offer the Trustee reasonable protection from expenses and liability called an "indemnity." If reasonable indemnity is provided, the holders of a majority in principal amount of the Notes of either series may, with respect to the Notes of that series, direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of the right, remedy or event of default.

     Before you are allowed to bypass the trustee and bring a lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes of either series, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured;

     - The holders of at least 25% in principal amount of the outstanding Notes of that series must make a written request that the trustee take action because of the default and must offer the trustee indemnity against the cost and other liabilities of taking that action;

     - The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

     - Holders of a majority in principal amount of the Notes of that series must not have given the trustee a direction inconsistent with the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

APPLICATION OF DEFEASANCE PROVISION

     In the accompanying prospectus, there is a section called "Description of Debt Securities -- Defeasance." This section describes provisions for the full defeasance and covenant defeasance of securities held under the senior indenture. These provisions will apply to the Notes.

BOOK ENTRY, DELIVERY AND FORM

     The Notes of each series will be issued in one or more fully registered global securities (the "Global Securities") which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of Cede & Co., the Depository's nominee. Quest Diagnostics will not issue Notes in certificated form. Beneficial interests in the Global Securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Securities through the Depository. Beneficial interests in the Global Securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in the accompanying prospectus, the Global Securities may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

DEFINITIONS

     The following definitions are applicable to this Description of Notes:

     "Acquired Indebtedness" means Indebtedness of a Person (1) existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

     "Attributable Debt" means, with respect to a Sale and Leaseback Transaction, an amount equal to the lesser of: (1) the fair market value of the property (as determined in good faith by our board of directors); and (2) the present value of the total net amount of rent payments to be made under the lease during its remaining term, discounted at the rate of interest set forth or implicit in the terms of the lease, compounded semi-annually. The calculation of the present value of the total net amount of rent payments is subject to adjustments specified in the Indenture.

     "Capitalized Lease" means any obligation of a Person to pay rent or other amounts incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with generally accepted accounting principles.

     "Consolidated Total Assets" means, with respect to any Person as of any date, the amount of total assets as shown on the consolidated balance sheet of such Person for the most recent fiscal quarter for which financial statements have been filed with the Securities and Exchange Commission, prepared in accordance with accounting principles generally accepted in the United States.

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

     "Existing Receivables Credit Facility" means the receivables-backed financing transaction pursuant to (1) the Receivables Sales Agreement, dated as of July 21, 2000 between Quest Diagnostics and each of its direct and indirect wholly owned Subsidiaries that is a seller thereunder, and Quest Diagnostics Receivables Inc., as the buyer, (2) the Credit and Security Agreement, dated as of July 21, 2000 among Quest Diagnostics Receivables Inc., as borrower, Quest Diagnostics, as initial servicer, each of the lenders from time to time party thereto, and Wachovia Bank, N.A., as administrative agent, and (3) the various related ancillary documents.

     "Indebtedness" of any Person means, without duplication (1) any obligation of such Person for money borrowed, (2) any obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, (3) any reimbursement obligation of such Person in respect of letters of credit or other similar instruments which support financial obligations which would otherwise become Indebtedness, and (4) any obligation of such Person under Capitalized Leases; provided, however, that "Indebtedness" of such Person shall not include any obligation of such Person to any Subsidiary of such Person or to any Person with respect to which such Person is a Subsidiary.

     "Initial Subsidiary Guarantors" means each of Quest Diagnostics Holdings Incorporated, Quest Diagnostics Clinical Laboratories, Inc., Quest Diagnostics Incorporated (CA), Quest Diagnostics Incorporated (MD), Quest Diagnostics LLC, Quest Diagnostics Incorporated (MI), Quest Diagnostics Incorporated (CT), Quest Diagnostics Incorporated (MA), Quest Diagnostics of Pennsylvania Inc., Quest Diagnostics Incorporated (OH), Metwest Inc., Nichols Institute Diagnostics, DPD Holdings, Inc., Diagnostics Reference Services Inc., Laboratory Holdings Incorporated, Pathology Building Partnership, Quest Diagnostics Investments Incorporated and Quest Diagnostics Finance Incorporated.

     "Lien" means any pledge, mortgage, lien, encumbrance or other security interest.

     "Officer's Certificate" means a certificate signed by any Officer of Quest Diagnostics or any Subsidiary Guarantor, as the case may be, in his or her capacity as such Officer and delivered to the trustee.

     "Permitted Acquired Indebtedness" means any Acquired Indebtedness that remains outstanding following the expiration of a good faith offer by Quest Diagnostics or the Subsidiary of Quest Diagnostics obligated under such Acquired Indebtedness to acquire such Acquired Indebtedness, including, without limitation, an offer to exchange such Acquired Indebtedness for debt securities of Quest Diagnostics, on terms, which in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature; provided that the initial expiration date of any such offer shall be not later than the expiration of the 270-day period referred to in the first paragraph of the "Limitation on Subsidiary Indebtedness and Preferred Stock" covenant; provided further, that the amount of Acquired Indebtedness that shall constitute "Permitted Acquired Indebtedness" shall only be equal to the amount of Acquired Indebtedness that Quest Diagnostics or such Subsidiary has made an offer to acquire in accordance with the foregoing.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other similar entity.

     "Preferred Stock" means, with respect to any Person, any and all shares of preferred stock (however designated) issued by such Person, that is entitled to preference or priority over one or more series or classes of capital stock issued by such Person upon any distribution of such Person's property and assets, whether by dividend or on liquidation, whether now outstanding, or issued after the date that the Notes are issued.

     "Principal Property" means any real property and any related buildings, fixtures or other improvements located in the United States owned by Quest Diagnostics or its Subsidiaries (1) on or in which one of its 30 largest domestic clinical laboratories conducts operations, as determined by net revenues for the four most recent fiscal quarters for which financial statements have been filed with the Securities and Exchange Commission, or (2) the net book value of which at the time of the determination exceeds 1% of the Consolidated Total Assets of Quest Diagnostics. As of the date of this prospectus supplement, Quest Diagnostics and its Subsidiaries owned 13 of the 30 largest domestic clinical laboratories operated by Quest Diagnostics and its Subsidiaries. These 13 owned domestic clinical laboratories and Quest Diagnostic's administrative office located in Collegeville, Pennsylvania are "Principal Properties" under the above definition.

     "Receivables Credit Facility" means any receivables-backed financing transaction including the Existing Receivables Credit Facility, in each case as such transaction may be amended or otherwise modified from time to time or refinanced or replaced with respect to all or any portion of the indebtedness under such transaction.

     "Restricted Subsidiary" means any Subsidiary of Quest Diagnostics that owns a Principal Property.

     "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by Quest Diagnostics or any Restricted Subsidiary of any Principal Property that has been or is to be sold or transferred by Quest Diagnostics or any Restricted Subsidiary to such person, as the case may be.

     "Subsidiary" of any Person means (1) a corporation, a majority of the outstanding voting stock of which is, at the time, directly or indirectly, owned by such Person by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries thereof or (2) any other Person (other than a corporation), including, without limitation, a partnership or joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

     "Subsidiary Guarantors" means, at any time, (1) each Initial Subsidiary Guarantor and (2) each existing and future domestic Subsidiary of Quest Diagnostics which is required to guarantee the obligations of Quest Diagnostics under the Notes, provided that, in each case, such Initial Subsidiary Guarantor or such other domestic Subsidiary continues to guarantee the Notes at such time.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations issued thereunder, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the Notes. This discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, "United States Holders" (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction. In addition, this discussion is limited to persons purchasing the Notes for cash at original issue and at their "issue price" within the meaning of Section 1273 of the Code. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as "capital assets" within the meaning of Section 1221 of the Code.

     As used in this prospectus supplement, "United States Holder" means a beneficial owner of the Notes that is:

     - a citizen or resident alien individual of the United States;

     - a corporation, partnership or other entity taxable as a corporation created or organized in or under the laws of the United States or political subdivision thereof;

     - an estate the income of which is subject to United States federal income tax regardless of its source; or

     - a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

     A non-United States Holder is a beneficial owner of Notes other than a United States Holder.

     PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSEQUENCES DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS, INCLUDING GIFT AND ESTATE TAX LAWS.

UNITED STATES HOLDERS

     Interest

     Payments of stated interest on the Notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder's method of accounting for United States federal income tax purposes.

     Sale or Other Taxable Disposition of the Notes

     A United States Holder will recognize gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a Note equal to the difference between the amount realized upon the disposition (less any portion allocable to any accrued and unpaid interest not previously included in gross income, which will be taxable as ordinary income) and the United States Holder's adjusted tax basis in the Note. Such gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder has held the Note for more than one year. A United States Holder's adjusted basis in a Note generally will be the cost of the Note, less any principal payments received by such holder.

     Backup Withholding

     A United States Holder may be subject to a 31% backup withholding tax when such holder receives interest and principal payments on the Notes, or upon the proceeds received from the sale or other disposition of such Notes. Certain United States Holders (including, among others, corporations and certain tax-exempt organizations) generally are exempt from backup withholding. A non-exempt United States Holder will be subject to this backup withholding tax if such holder:

     - fails to furnish its taxpayer identification number ("TIN"), which, for an individual, ordinarily is his or her social security number;

     - furnishes an incorrect TIN;

     - is notified by the IRS that it has failed to properly report payments of interest or dividends; or

     - fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

     United States Holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and United States Holders may use amounts withheld as a refund or credit against their United States federal income tax liability so long as the requisite information is furnished to the IRS.

NON-UNITED STATES HOLDERS

     Interest Payments and Gains from Dispositions

     Interest paid to a non-United States Holder generally will not be subject to United States federal income tax and withholding tax of 30% (or, if applicable, a lower treaty rate) will not apply provided:

     - such holder does not directly or indirectly, actually or constructively, own 10% or more of our voting stock;

     - such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

     - such interest is not effectively connected with a trade or business conducted by the non-United States Holder within the United States; and

     - either (1) the non-United States Holder certifies to us or our paying agent, under penalties of perjury, that it is not a "United States person" within the meaning of the Code and provides its name and address, or (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the Notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-United States Holder, has received from the non-United States Holder a statement, under penalties of perjury, that such non-United States Holder is not a "United States person" and provides us or our paying agent with a copy of this statement.

     The certification requirement described above may require a non-United States Holder that provides an IRS form, and that claims the benefit of an income tax treaty, to also provide its TIN. The applicable Treasury Regulations also generally require, in the case of a Note held by a foreign partnership, that:

     - the certification described above be provided by the partners; and

     - the partnership provide certain information, including a TIN.

     Further, a look-through rule will apply in the case of tiered partnerships. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States Holders.

     A non-United States Holder generally will not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a

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Note unless (1) such gain is effectively connected with a trade or business conducted by the Non-United States Holder within the United States or (2) such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

     If interest or gain from a disposition of the Notes is effectively connected with a non-United States Holder's conduct of a United States trade or business (and, if an income tax treaty applies, the non-United States Holder maintains a United States "permanent establishment" to which the interest or gain is attributable), the non-United States Holder generally will be subject to United States federal income tax on the interest or gain on a net basis in the same manner as United States Holders. If interest income received with respect to the Notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a Note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

     Backup Withholding and Information Reporting

     Backup withholding and information reporting generally will not apply to payments made by us or our paying agents, in their capacities as such, to a non-United States Holder of a Note if the holder has provided the required certification that it is not a United States person as described above, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person. Payments of the proceeds from a disposition by a non-United States Holder of a Note made to or through a foreign office of a broker will likely not be subject to information reporting or backup withholding, except that information reporting will apply to those payments if the broker is:

     - a United States person;

     - a controlled foreign corporation for United States federal income tax purposes;

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

     - a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business;

unless such broker has documentary evidence in its files of the holder's foreign status and has no knowledge to the contrary, or the owner otherwise establishes an exemption.

     Payment of the proceeds from a disposition by a non-United States Holder of a Note made to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is not a "United States person" or otherwise establishes an exemption from information reporting and backup withholding.

     Non-United States Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a refund or a credit against the holder's United States federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

     We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Banc of America Securities LLC, UBS Warburg LLC, Wachovia Securities, Inc. and BNY Capital Markets, Inc. are acting as underwriters. Subject to the terms and conditions contained in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                        PRINCIPAL              PRINCIPAL
                                                         AMOUNT                 AMOUNT
                                                       OF % SENIOR            OF % SENIOR
                   UNDERWRITER                          NOTES DUE              NOTES DUE
                   -----------                         -----------            -----------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.........................       $                      $
Credit Suisse First Boston Corporation...........
Banc of America Securities LLC...................
UBS Warburg LLC..................................
Wachovia Securities, Inc. .......................
BNY Capital Markets, Inc. .......................
                                                        --------               --------
             Total...............................       $                      $
                                                        ========               ========

     The underwriters have agreed to purchase all of the notes sold pursuant to the purchase agreement if any of these notes are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the
  % senior notes due                to the public at the public offering price
on the cover page of this prospectus supplement, and to dealers at that price
less a concession not in excess of      % of the principal amount of the notes.
The underwriters may allow, and the dealers may reallow, a discount not in
excess of      % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The underwriters have advised us that they propose initially to offer the
  % senior notes due                to the public at the public offering price
on the cover page of this prospectus supplement, and to dealers at that price
less a concession not in excess of      % of the principal amount of the notes.
The underwriters may allow, and the dealers may reallow, a discount not in
excess of      % of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are
estimated to be $          and are payable by us.

NEW ISSUE OF NOTES

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD REGULATION

     Because more than ten percent of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8). See "-- Other Relationships" below.

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

     Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and BNY Capital Markets, Inc. are lenders under our existing senior secured credit facility and will receive their proportionate share of the repayment by us of amounts outstanding under our existing senior secured credit facility from the net proceeds of this offering. See "Use of Proceeds."

     Affiliates of each of the underwriters of this offering of notes are expected to be lenders under our new senior unsecured credit facility.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

REPRESENTATIONS OF PURCHASERS

     By purchasing notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of notes to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any notes acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the notes offered hereby will be passed upon for Quest Diagnostics by Leo C. Farrenkopf, Jr., Deputy General Counsel of Quest Diagnostics, and by Shearman & Sterling, New York, New York. Certain legal matters in connection with the notes offered hereby will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The consolidated financial statements of Quest Diagnostics Incorporated and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference into this prospectus supplement in reliance upon the report of

PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

     The combined balance sheets at December 31, 1998 and 1997 and the related combined statements of operations, changes in parent's equity and cash flows for each of the three years ended December 31, 1998, of SmithKline Beecham Clinical Laboratories, Inc. and Certain Related Affiliates have been incorporated by reference into this prospectus supplement in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus supplement. This prospectus supplement is part of that registration statement. As permitted by SEC rules, this prospectus supplement does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

     The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

     We incorporate by reference the documents listed below:

          1. Our current reports on Form 8-K, filed on October 31, 2000 and June 1, 2001;

          2. Our annual report on Form 10-K for the fiscal year ended December 31, 2000; and

          3. Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001.

     You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at the following address:

        Quest Diagnostics Incorporated
        One Malcolm Avenue
        Teterboro, New Jersey 07608
        Attention: Corporate Secretary
        (201) 393-5000

     We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of the effectiveness of such registration statement and prior to the termination of the offering made hereby.

PROSPECTUS

                         QUEST DIAGNOSTICS INCORPORATED

                                DEBT SECURITIES

                         GUARANTEES OF DEBT SECURITIES

                                PREFERRED STOCK

                                  COMMON STOCK

                            [QUEST DIAGNOSTICS LOGO]

     We may offer and sell, from time to time, in one or more offerings, up to $600,000,000 of any combination of the debt and equity securities we describe in this prospectus. If we decide to offer and sell our common stock, SmithKline Beecham plc may also use this prospectus to offer and sell up to 3 million shares of our common stock owned by it. We will not receive any proceeds from the sale of our common stock by SmithKline Beecham plc.

     Our debt securities may be fully and unconditionally guaranteed on an unsecured basis by our subsidiaries as described in "Description of Debt Securities -- Guarantees."

     We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. WE URGE YOU TO READ CAREFULLY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE SECURITIES OFFERED, BEFORE YOU MAKE YOUR INVESTMENT DECISION.

     Our common stock trades on the New York Stock Exchange under the symbol "DGX."

     INVESTING IN OUR COMMON STOCK, PREFERRED STOCK OR DEBT SECURITIES INVOLVES RISKS, SEE "RISK FACTORS" BEGINNING ON PAGE 1.
                            ------------------------

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                            ------------------------
                  The date of this prospectus is June 1, 2001

                               TABLE OF CONTENTS



                                                              PAGE
                                                              ----
About this Prospectus.......................................   ii
Quest Diagnostics Incorporated..............................   ii
Risk Factors................................................    1
Ratio of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Dividends...............    9
Use of Proceeds.............................................    9
Where You Can Find More Information.........................   10
Forward-Looking Statements..................................   11
Securities We May Issue.....................................   12
Description of Debt Securities..............................   16
Description of the Preferred Stock and the Depositary Shares
  Representing Fractional Shares of Preferred Stock.........   28
Description of Common Stock.................................   33
Selling Stockholder.........................................   36
Plan of Distribution........................................   37
Validity of the Securities..................................   38
Independent Accountants.....................................   38


                            ------------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") using the SEC's shelf registration rules. Under the shelf registration rules, using this prospectus, together with a prospectus supplement, we may sell from time to time, in one or more offerings, up to $600,000,000 of any of the securities described in this prospectus. SmithKline Beecham may use this prospectus to offer and sell our common stock that it owns as described in "Selling Stockholder" only as part of an underwritten public offering. In December 2000, Glaxo Wellcome and SmithKline Beecham merged to form GlaxoSmithKline plc.

     In this prospectus we use the terms "Quest Diagnostics," "we," "us," and "our" to refer to Quest Diagnostics Incorporated, a Delaware corporation.

     This prospectus provides you with a general description of the securities we may sell and the common stock that SmithKline Beecham may sell. Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under "Where You Can Find More Information."

                         QUEST DIAGNOSTICS INCORPORATED

     We are the nation's leading provider of diagnostic testing and related services for the healthcare industry. We offer a broad range of clinical laboratory testing services to physicians, hospitals, managed care organizations, employers, governmental institutions and other independent clinical laboratories. We have the leading market share in clinical laboratory testing and esoteric testing, including molecular diagnostics, as well as anatomic pathology services and testing for drugs of abuse. Esoteric tests are those tests that are performed less frequently than routine tests and require more sophisticated equipment and materials, professional "hands-on" attention and more highly skilled personnel to perform and analyze results.

     We currently process over 100 million requisitions each year. Each requisition form accompanies a patient specimen, indicating the tests to be performed and the party to be billed for the tests. Our national network of laboratories and patient service centers is more extensive than those of our competitors, with principal laboratories located in approximately 30 major metropolitan areas throughout the United States, several joint venture laboratories, approximately 150 smaller "rapid response" laboratories and approximately 1,300 patient service centers. We also operate a leading esoteric testing laboratory and development facility known as Nichols Institute located in San Juan Capistrano, California as well as laboratory facilities in Mexico City, Mexico and near London, England.

     In addition to our laboratory testing business, our clinical trials business is one of the leading providers of testing to support clinical trials of new pharmaceuticals worldwide. We also collect and analyze laboratory, pharmaceutical and other data through our Quest Informatics division in order to help pharmaceutical companies with their marketing and disease management efforts, as well as to help healthcare customers better manage the health of their patients.

     Our company is a Delaware corporation. Our principal executive offices are located at One Malcolm Avenue, Teterboro, New Jersey 07608, and our telephone number is (201) 393-5000.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in our securities. Some of the following factors relate principally to our business and the industry in which we operate. Other factors relate principally to your investment in our securities. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business and operations.

     If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.


INTEGRATING OUR BUSINESS OPERATIONS WITH THOSE BUSINESSES THAT WE HAVE ACQUIRED OR MAY ACQUIRE IN THE FUTURE MAY BE DIFFICULT AND MAY HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS.


     We are in the process of integrating into our company the operations of SmithKline Beecham Clinical Laboratories, Inc., or SBCL, which we acquired in August 1999. While we have substantially completed the transition of our business affected by this integration, including consolidation of redundant facilities and infrastructure and administrative and other duplicative functions, certain other activities, such as standardization of information systems, will continue beyond 2001. Given the large size of SBCL's operations and the complexity of the clinical laboratory testing business, we expect that it will take as long as three years from the date of this prospectus before we fully complete the process. In addition, in February 2001 we acquired the assets of Clinical Laboratories of Colorado. We may also acquire additional clinical laboratories in the future as part of our growth strategy. Each of these acquisitions involves the integration of separate companies that have previously operated independently and have different corporate cultures. The process of combining such companies may be disruptive to their businesses and may cause an interruption of, or a loss of momentum in, such businesses as a result of the following difficulties, among others:

     - loss of key customers or employees;

     - inconsistencies in standards, controls, procedures and policies among the companies being combined make it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems;

     - failure to maintain the quality of services that such companies have historically provided;

     - coordination of geographically diverse organizations; and

     - diversion of management's attention from the day-to-day business of our company as a result of the need to deal with the above disruptions and difficulties and the added costs of dealing with such disruptions.

In particular, since most of our clinical laboratory testing is performed under arrangements that are terminable at will or on short notice, any such interruption of or deterioration in our services may result in a customer's decision to stop using us for clinical laboratory testing.


OUR ACQUISITIONS MAY NOT PRODUCE THE ANTICIPATED BENEFITS.


     Even if we are able to successfully integrate the operations of SBCL into our company, or the operations of other companies or businesses we may acquire in the future, we may not be able to realize the full benefits that we currently expect to result from such integration, either at all or in a timely manner. Overall, we expect that the integration of SBCL will result in approximately $150 million in annual synergies, to be achieved by the end of 2002. For the year ended December 3l, 2000, we estimated that we achieved approximately $50 million of these synergies. However, we may not continue to realize these synergies or we may not realize any of the additional anticipated benefits, either at all or in a timely manner.

FAILURE TO TIMELY OR ACCURATELY BILL FOR OUR SERVICES COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NET REVENUES AND BAD DEBT EXPENSE.


     Billing for laboratory services is extremely complicated. Laboratories must bill various payers, such as patients, insurance companies, Medicare, Medicaid, physicians and employer groups, all of which have different billing requirements. In addition, auditing for compliance with applicable laws and regulations as well as internal compliance policies and procedures adds further complexity to the billing process. Among many other factors complicating billing are:

     - pricing differences between our fee schedules and the reimbursement rates of the payers;

     - disputes with payers as to which party is responsible for payment; and

     - disparity in coverage among various carriers.

     We believe that most of our bad debt expense, which was 7% of our net revenues in 2000, is the result of several non-credit-related issues, primarily missing or incorrect billing information on requisitions received from healthcare providers. In general, we perform the requested tests and report test results regardless of whether the billing information is incorrect or missing. We subsequently attempt to contact the provider to obtain any missing information or rectify incorrect billing information. Missing or incorrect information on requisitions adds complexity to and slows the billing process, creates backlogs of unbilled requisitions, and generally increases the aging of accounts receivable. When all issues relating to the missing or incorrect information are not resolved in a timely manner, the related receivables are written-off to the allowance for doubtful accounts.


FAILURE IN OUR INFORMATION TECHNOLOGY SYSTEMS, INCLUDING FAILURES RESULTING FROM OUR SYSTEMS CONVERSIONS, COULD SIGNIFICANTLY INCREASE TURN-AROUND TIME AND OTHERWISE DISRUPT OUR OPERATIONS, WHICH COULD REDUCE OUR CUSTOMER BASE AND RESULT IN LOST NET REVENUES.


     Our success depends, in part, on the continued and uninterrupted performance of our information technology, or IT, systems. Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause failures in our IT systems. Sustained or repeated system failures that interrupt our ability to process test orders, deliver test results or perform tests in a timely manner would adversely affect our reputation and result in a loss of customers and net revenues.

     In addition, we are in the process of standardizing our systems as a result of the SBCL acquisition, which process is difficult and will take several years to complete. SBCL had standardized billing and laboratory information systems throughout its laboratory network, which are different from our existing systems. We plan to begin to develop and implement a new laboratory information system and a new billing system that combine the functionality of the existing systems of Quest Diagnostics and SBCL. We expect that the development and implementation of the new systems will take several years. During systems conversions of this type, workflow may be temporarily interrupted, which may cause backlogs. In addition, the implementation process, including the transferring of databases and master files to new data centers, presents significant conversion risks which could cause failures in our IT systems and disrupt our operations.


THE DEVELOPMENT OF NEW, MORE COST-EFFECTIVE TESTS THAT CAN BE PERFORMED BY PHYSICIANS IN THEIR OFFICES OR BY PATIENTS COULD NEGATIVELY IMPACT OUR TESTING VOLUME AND NET REVENUES.


     The diagnostics testing industry is faced with changing technology and new product introductions. Advances in technology may lead to the development of more cost-effective tests that can be performed outside of an independent clinical laboratory such as (1) point-of-care tests that can be performed by physicians in their offices and (2) home testing that can be performed by patients. Development of such technology and its use by our customers would reduce the demand for our laboratory testing services and negatively impact our revenues. Currently, most clinical laboratory testing is categorized as "high" or "moderate" complexity, and thereby subject to extensive and costly regulation, under the Clinical Laboratory Improvement Amendments of 1988, or CLIA. The cost of compliance with CLIA makes it not cost effective for most physicians to operate clinical laboratories in their offices; other laws limit the ability of physicians to have ownership in a laboratory and refer tests to such laboratory. However, manufacturers of laboratory equipment and test kits could seek to increase their sales by marketing point of care laboratory equipment to physicians and by selling test kits approved for home use to both physicians and patients. Over-the-counter diagnostics tests are automatically deemed to be "waived" tests under CLIA, which may then be performed in physician office laboratories as well as by patients in their homes with minimal regulatory oversight. The Food and Drug Administration, or FDA, has regulatory responsibility over instruments, test kits, reagents and other devices used by clinical laboratories and recently has taken responsibility from Center for Disease Control, or CDC, for test classification. Increased approval of home test kits could lead to increased testing by physicians in their offices, which could affect our market for laboratory testing services and negatively impact our revenues.


EFFORTS BY THIRD PARTY PAYERS, INCLUDING THE GOVERNMENT, TO REDUCE UTILIZATION AND PRICING COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NET REVENUES AND PROFITABILITY.


     Government payers, such as Medicare and Medicaid, as well as private payers, including managed care organizations, have taken steps and may continue to take steps to control the cost, utilization and delivery of healthcare services, including clinical laboratory services. Primarily as a result of recent reimbursement rate reductions and utilization controls implemented by government regulations, the percentage of our aggregate net revenues derived from Medicare programs declined from 20% in 1995 to 13% in 2000. For a more detailed description of the developments in government regulations, we urge investors to read carefully our most recent annual report on Form 10-K filed with the SEC and incorporated by reference into this prospectus.

     In addition to changes in government reimbursement programs, private payers, including managed care organizations, are demanding discounted fee structures or the assumption by clinical laboratory service providers of all or a portion of the financial risk through capitated payment contracts. Under capitated payment contracts, clinical laboratories receive a fixed monthly fee per individual enrolled with the managed care organization for all laboratory tests performed during the month. In particular, managed care organizations, which have significant bargaining power, frequently negotiate for capitated payment contracts. In 2000, we derived approximately 9% of our revenues from capitated payment contracts with managed care organizations. As the number of patients covered by managed care organizations increased, more patients were covered under capitated payment contracts, which resulted in reduced opportunities for higher priced fee-for-service business and adversely affected our profit margin.

     We expect efforts to impose reduced reimbursements and more stringent cost controls by government and other payers to continue. If we cannot offset additional reductions in the payments we receive for our services by reducing costs, increasing test volume and/or introducing new procedures, it could have a material adverse impact on our net revenues and profitability.


FAILURE TO PROVIDE A HIGHER QUALITY OF SERVICE THAN THAT OF OUR COMPETITORS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR NET REVENUES.


     While there has been significant consolidation in the clinical laboratory testing business in recent years, it remains a fragmented and highly competitive industry. We compete with three types of laboratory providers: hospital-affiliated laboratories, other independent clinical laboratories and physician-office laboratories. Most physicians have admitting privileges or other relationships with hospitals as part of their medical practice. Almost all hospitals maintain an on-site laboratory to perform routine clinical testing on their in-patients and out-patients. Many hospitals leverage their relationships with community physicians and encourage the physicians to send their outreach (non-hospital patients) testing to the hospital's laboratory. In addition, hospitals that own physician practices generally require the physicians to refer tests to the hospital's affiliated laboratories. As a result of this affiliation between hospitals and community physicians, we compete against hospital-affiliated laboratories primarily based on quality of service. Our failure to provide service superior to hospital-affiliated laboratories and other laboratories could have a material adverse impact on our net revenues.


IF WE FAIL TO COMPLY WITH EXTENSIVE LAWS AND REGULATIONS, WE COULD SUFFER PENALTIES OR BE REQUIRED TO MAKE SIGNIFICANT CHANGES TO OUR OPERATIONS.


     We are subject to extensive and frequently changing federal, state and local laws and regulations. We believe that, based on our experience with government settlements and public announcements by various government officials, the federal government's position on healthcare fraud continues to harden. In addition, legislative provisions relating to healthcare fraud and abuse give federal enforcement personnel substantially increased funding, powers and remedies to pursue suspected fraud and abuse. While we believe that we are in material compliance with all applicable laws, many of the regulations applicable to us, including those relating to billing and reimbursement of tests and those relating to relationships with physicians and hospitals, are vague or indefinite and have not been interpreted by the courts. They may be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that could require us to make changes in our operations, including our billing practices. If we fail to comply with applicable laws and regulations, we could suffer civil and criminal penalties, including the loss of licenses or our ability to participate in Medicare, Medicaid and other federal and state healthcare programs.

     During the mid-1990s, Quest Diagnostics and SBCL settled government claims that primarily involved industry-wide billing and marketing practices that both companies believed to be lawful. The aggregate amount of the settlements for these claims exceeded $500 million. The federal or state governments may bring additional claims based on new theories as to our practices that we believe to be in compliance with law. The federal government has substantial leverage in negotiating settlements since the amount of potential fines far exceeds the rates at which we are reimbursed and the government has the remedy of excluding a non-compliant provider from participation in the Medicare program, which represented approximately 13% of our consolidated net revenues during 2000.

     There remain pending against Quest Diagnostics and SBCL private claims arising out of the settlement of the government claims, including several class actions brought against SBCL. We believe that our reserves with respect to such claims are adequate. However, we understand that there may be pending qui tam, or "whistle blower," claims brought by former employees or others as to which we have not been provided with a copy of the complaint and accordingly cannot determine the extent of any potential liability. Liabilities with respect to the claims that we know are pending against SBCL are generally covered by an indemnification from SmithKline Beecham. The indemnities we obtained from SmithKline Beecham in connection with liabilities from government investigations do not cover governmental claims that arise after the closing date of the SBCL acquisition, private claims unrelated to the governmental claims or investigations subject to SBCL indemnification, and any consequential or incidental damages relating to the billing claims, including losses of revenues and profits as a consequence of exclusion from participation in federal or state health care programs. For additional information, see our most recent annual report on Form 10-K and quarterly reports on Form 10-Q filed with the Commission and incorporated by reference into this prospectus.

THE FINAL PRIVACY REGULATIONS THAT WILL TAKE EFFECT IN 2003 AND PROPOSED FEDERAL SECURITY REGULATIONS UNDER THE HEALTH INSURANCE PORTABILITY AND ACCOUNTABILITY ACT OF 1996 WILL INCREASE OUR COSTS AND COULD LIMIT OUR ABILITY TO PROVIDE MEDICAL INFORMATION.

     Pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, on December 28, 2000, the Secretary of the Department of Health and Human Services, or HHS, issued final regulations that established comprehensive federal standards with respect to the use and disclosure of protected health information by health plans, healthcare providers and healthcare data clearinghouses. The regulations establish a complex regulatory framework on a variety of subjects, including:

     - the circumstances under which disclosures and uses of protected health information require a general patient consent, specific authorization by the patient, or no patient consent or authorization;

     - the content of notices of privacy practices for protected health information;

     - patients' rights to access, amend, and receive an accounting of the disclosures and uses of protected health information; and

     - administrative, technical and physical safeguards required of entities that use or receive protected health information.

     The regulations establish a "floor" and do not supersede state laws that are more stringent. Therefore, we are required to comply with both federal privacy standards and varying state privacy laws. In addition, for healthcare data transfers relating to citizens of other countries, we will need to comply with the laws of other countries. The federal privacy regulations became effective in April 2001 for healthcare providers, but healthcare providers have until April 2003 to comply with the regulations. In addition, final standards for electronic transactions were issued in August 2000 and will become effective in October 2002. These regulations provide uniform standards for code sets (codes representing medical procedures and laboratory tests and diagnosis codes which are used, among others, in connection with the identification and billing of medical procedures and laboratory tests), electronic claims, remittance advice, enrollment, eligibility and other electronic transactions. Finally, the proposed security and electronic signature regulations issued by the Secretary of HHS in August 1998 pursuant to HIPAA are expected to be finalized this year. HIPAA provides for significant fines and other penalties for wrongful disclosure of protected health information. Compliance with the HIPAA requirements, when finalized, will require significant capital and personnel resources from all healthcare organizations, including ours. However, we will not be able to estimate the cost of complying with all of these regulations, which we expect to be significant, until after all the regulations are finalized. These regulations, when finalized and effective, could also restrict our ability to use our laboratory database to provide medical information for purposes other than payment, treatment or healthcare operations, except for information that does not identify a patient.


OUR TESTS AND BUSINESS PROCESSES MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH COULD CAUSE US TO ENGAGE IN COSTLY LITIGATION, PAY SUBSTANTIAL DAMAGES OR PROHIBIT US FROM SELLING OUR TESTS.


     Other companies or individuals, including our competitors, may obtain patents or other property rights that would prevent, limit or interfere with our ability to develop, perform or sell our tests or operate our business. As a result, we may be involved in intellectual property litigation and we may be found to infringe on the proprietary rights of others, which could force us to do one or more of the following:

     - cease developing, performing or selling products or services that incorporate the challenged intellectual property;

     - obtain and pay for licenses from the holder of the infringed intellectual property right;

     - redesign or reengineer our tests;

     - change our business processes; or

     - pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement held to be willful.

     Patents generally are not issued until several years after an application is filed. The fact that, before a patent is issued to a third party, we may be performing a test or other activity covered by the patent is not a defense to an infringement claim. Thus, tests that we develop could become the subject of infringement claims if a third party obtains a patent covering those tests.

     Infringement and other intellectual property claims, whether with or without merit, can be expensive and time-consuming to litigate. In addition, any requirement to reengineer our tests or change our business processes could substantially increase our costs, force us to interrupt product sales or delay new test releases. In the past, we have settled several disputes regarding our alleged infringement of intellectual property of third parties. We are currently involved in settling several additional disputes. We do not believe that resolution of these disputes will have a material adverse effect on our operations or financial condition. However, infringement claims could arise in the future as patents could be issued on tests or processes that we may be performing, particularly in such emerging areas as gene based testing and other specialty testing.


PROFESSIONAL LIABILITY LITIGATION COULD HAVE AN ADVERSE IMPACT ON OUR CLIENT BASE AND REPUTATION.


     As a general matter, providers of clinical laboratory testing services may be subject to lawsuits alleging negligence or other similar legal claims. These suits could involve claims for substantial damages. Any professional liability litigation could also have an adverse impact on our client base and reputation. We maintain liability insurance for professional liability claims, subject to maximum limits and self-insured retention. Our management believes that the levels of coverage are adequate to cover currently estimated exposures.


FEDERAL AND STATE LAWS PERMIT A COURT TO VOID A GUARANTEE ISSUED BY ANY OF OUR SUBSIDIARIES IF THE COURT FINDS THE GUARANTEE TO CONSTITUTE A FRAUDULENT CONVEYANCE.


     Our obligations under the debt securities may be guaranteed to the extent described in this prospectus, and as further described in any prospectus supplement, by our subsidiaries. These guarantees are subject to attack under various federal and state fraudulent conveyance laws enacted for the protection of creditors.

     The issuance of a guarantee by any of our subsidiaries will constitute a fraudulent conveyance if

     - the guarantee was incurred by the subsidiary with the intent to hinder, delay or defraud any present or future creditor; or

     - the subsidiary did not receive fair consideration for issuing the guarantee and such subsidiary (1) was insolvent or rendered insolvent by reason of the issuance of the guarantee, (2) was engaged or about to engage in a business or transaction for which the remaining assets of the subsidiary constituted unreasonably small capital to carry on its business or (3) intended to incur debts beyond its ability to pay such debts as they matured.

     Generally, an entity will be considered insolvent if:

     - the sum of its debts is greater than the fair value of its property,

     - the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due, or

     - it cannot pay its debts as they become due.

     If a court finds a guarantee issued by a subsidiary of ours to constitute a fraudulent conveyance, the court could give a lower priority to, or subordinate, the claims of our debt securities against this subsidiary to the claims of other creditors of this subsidiary. In addition, a court could avoid all or part of the guarantee. To the extent the guarantee issued by a subsidiary of ours was voided as a fraudulent conveyance, the holders of our debt securities would cease to have any claim against the subsidiary and would be creditors solely of Quest Diagnostics and any other subsidiary guarantor which was not found to have made a fraudulent conveyance. See "Description of Debt
Securities -- Guarantees."

OUR SUBSTANTIAL DEBT MAY IMPAIR OUR FINANCIAL AND OPERATING FLEXIBILITY.


     We have a significant amount of debt. As of March 31, 2001, we had approximately $1 billion of debt outstanding. As of March 31, 2001, the aggregate amount of principal and interest payment obligations in respect of our debt, including capital leases, for each of the next five years are as follows:

TWELVE MONTHS ENDED DECEMBER 31,  PRINCIPAL    INTEREST     TOTAL
--------------------------------  ---------    --------    --------
                                           (IN THOUSANDS)
2001..........................    $265,408     $98,147     $363,555
2002..........................       7,337      95,465      102,802
2003..........................      32,434      90,584      123,018
2004..........................       6,666      88,875       95,541
2005..........................       6,706      88,091       94,797

     We determined the interest payment amounts in the table above using actual interest expense for the three months ended March 31, 2001, and for subsequent periods, the interest rates in effect as of March 31, 2001, after considering the impact of our interest rate swap agreements on amounts of interest payable on our debt carrying variable interest rates.

     At March 31, 2001, we had approximately $848 million of variable interest rate debt outstanding. Our credit agreement requires us to mitigate the risk of changes in interest rates associated with a portion of our debt carrying variable interest rates through the use of interest rate swap agreements. Under such arrangements, we convert the variable interest rates on a portion of our debt to fixed interest rates. As of March 31, 2001, we have entered into interest rate swap agreements pursuant to which we have effectively converted $410 million of our variable interest rate debt into fixed interest rate debt. These agreements, which relate to different amounts of variable interest rate debt, mature at various dates through November 2002.

     Based on our net exposure to interest rate changes, an assumed 10% increase in interest rates would result in an increase between $3 million and $5 million in annual interest payments during the next five twelve month periods ending December 31, 2005, after considering the impact of our interest rate swap agreements on amounts of interest payable on our debt carrying variable interest rates. The primary interest rate exposures on our debt carrying variable interest rates are with respect to interest rates on United States dollars as quoted in the London interbank market.

     Our debt agreements contain various restrictive covenants. All these restrictions, together with our high level of debt, could:

     - limit our ability to use operating cash flow in other areas of our business, because we must use a portion of these funds to make principal and interest payments on our debt; and

     - increase our vulnerability to interest-rate fluctuations because the debt under our credit facility is at variable interest rates.

     Our ability to make principal and interest payments on our debt and to satisfy our other debt obligations will depend upon our ability to generate cash in the future. If we do not generate sufficient cash flow to meet our debt service requirements, we may need to seek additional financing. This may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. For additional information regarding our debt, including interest rates and related payment obligations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000 filed with the SEC and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our quarterly report on Form 10-Q for the quarter ended March 31, 2001 filed with the SEC.

FUTURE SALES BY OUR STOCKHOLDERS COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE.


     As of June 1, 2001, in addition to the shares of our common stock that may be offered by this prospectus, approximately 10.4 million shares of our common stock are issuable upon exercise of outstanding stock options under our employee stock options plan and non-employee director stock option plan and an additional approximately 9.1 million shares of our common stock are reserved for issuance of additional options and shares under these plans. We also issue shares of our common stock under our employee stock purchase plan, employee stock ownership plan and supplemental deferred compensation plan. In addition, SmithKline Beecham, which owns about 22.2 million shares of our common stock or about 23.5% of our outstanding common stock as of June 1, 2001, is entitled to demand up to four times that we register its shares of our common stock and to participate in registered offerings initiated by us or a third party. Sale of a substantial number of our common stock in the market could adversely affect the price of our common stock.


CERTAIN PROVISIONS OF OUR CHARTER, BY-LAWS AND DELAWARE LAW MAY DELAY OR PREVENT A CHANGE OF CONTROL OF OUR COMPANY.


     Our corporate documents and Delaware law contain provisions that may enable our management to resist a change of control of our company. These provisions include a staggered board of directors, limitations on persons authorized to call a special meeting of stockholders and advance notice procedures required for stockholders to make nominations of candidates for election as directors or to bring matters before an annual meeting of stockholders. We also have a rights plan designed to make it more costly and thus more difficult to gain control of our company. These anti-takeover defenses might discourage, delay or prevent a change of control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and cause us to take other corporate actions. In addition, the existence of these provisions, together with Delaware law, might hinder or delay an attempted takeover other than through negotiations with our board of directors.

               RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Set forth below is information concerning our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends. These ratios show the extent to which our business generates enough earnings after the payment of all expenses other than interest and preferred stock dividends to make required interest and dividend payments on our debt and preferred stock.

     For this purpose, earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense and one-third of rental expense, representing that portion of rental expense we deemed representative of an appropriate interest factor. Preferred stock dividends consist of the amount of pretax earnings required to pay the dividends on outstanding preference securities.

                                                  THREE
                                                  MONTHS
                                                  ENDED
                                                MARCH 31,            YEAR ENDED DECEMBER 31,
                                               ------------    ------------------------------------
                                                   2001        2000    1999    1998    1997    1996
                                               ------------    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges...........      3.1x        2.4x    1.2x    2.0x     (a)     (a)
Ratio of earnings to combined fixed charges
  and preferred stock dividends..............      3.1x        2.4x    1.3x    2.0x     (a)     (a)

---------------
(a) Earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividend requirements by the following amounts in the years indicated:

                              YEAR ENDED DECEMBER 31,
                              -----------------------
                                1997          1996
                              ---------    ----------
                                  (IN THOUSANDS)
                               $16,578      $676,202

                                USE OF PROCEEDS

     Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for general corporate purposes, including, but not limited to, repayment or refinancing of borrowings, working capital, capital expenditures and acquisitions. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the prospectus supplement relating to such offering. We will not receive any proceeds from the sale of our common stock by SmithKline Beecham pursuant to the registration statement of which this prospectus is a part.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov. In addition, you can inspect and copy our reports, proxy statements and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     Our subsidiary guarantors do not file separate financial statements with the SEC and do not independently publish their financial statements. Instead, our subsidiary guarantors' financial condition, results of operation and cash flows are consolidated into our financial statements.

     We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and accompanying exhibits for more information about us and our securities.

     The SEC allows us to incorporate by reference into this document the information we filed with it. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. All information incorporated by reference is part of this document, unless and until that information is updated and superseded by the information contained in this document or any information incorporated later.

     We incorporate by reference the documents listed below:

     1. Our current report on Form 8-K filed on October 31, 2000;

     2. Our annual report on Form 10-K for the fiscal year ended December 31, 2000;

     3. Our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001;

     4. Our current report on Form 8-K filed on June 1, 2001; and

     5. The description of our common stock contained in our registration statement on Form 10, filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 on September 23, 1996, as amended by Amendment No. 1 on Form 10/A, filed on November 6, 1996, Amendment No. 2 on Form 10/A, filed on November 19, 1996, Amendment No. 3 on Form 10/A filed on November 25, 1996 and Amendment No. 4 on Form 10/A filed on November 26, 1996.

     You may request a copy of these filings, at no cost, by writing or telephoning our Corporate Secretary at the following address:

         Quest Diagnostics Incorporated
         One Malcolm Avenue
         Teterboro, New Jersey 07608
         Attention: Corporate Secretary
         (201) 393-5000

     We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934 on or (i) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus and prior to the termination of the offering made hereby.

     You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus and information incorporated by reference into this prospectus, is accurate only as of the date of the documents containing the information. Our business, financial condition, results of operation and prospects may have changed since that date.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and other materials we have filed or may file with the SEC, as well as information included in other written statements made, or to be made, by us, contain, or will contain, disclosures which are "forward-looking statements." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "believe," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements address, among other things, our strategic objectives, the benefits of and potential cost savings from our acquisition of SmithKline Beecham Clinical Laboratories, Inc. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations and future financial condition and results, including, but not limited to, the risks described in our Annual Report on Form 10-K and under "Risk Factors" in this prospectus and the applicable prospectus supplement.

     As a consequence, current plans, anticipated actions and future financial conditions and results may differ significantly from those expressed in any forward-looking statements made by or on behalf of our company.

                            SECURITIES WE MAY ISSUE

OVERVIEW

     This prospectus describes the securities we may issue from time to time. The remainder of this section provides some background information about the manner in which the securities may be held, then describes the terms of the three basic categories of securities:

     - our debt securities, which may be senior or subordinated;

     - our preferred stock, which may be issued in the form of depositary shares representing fractions of shares of preferred stock; and

     - our common stock.

PROSPECTUS SUPPLEMENTS

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     The prospectus supplement to be attached to the front of this prospectus will describe the terms of any securities that we offer and any initial offering price to the public in that offering, the purchase price and net proceeds that we will receive and the other specific terms related to our offering of the securities. For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is a part.

LEGAL OWNERSHIP OF SECURITIES

     HOLDERS OF SECURITIES

     BOOK-ENTRY HOLDERS. We will issue debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. We may issue shares of common stock and shares of preferred stock in book-entry form. If securities are issued in book-entry form, this means the securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary's book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

     We will only recognize the person in whose name a security is registered as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and all payments on the securities will be made to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

     As a result, investors will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary's book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

     STREET NAME HOLDERS. In the future, we may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in "street name." Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

     For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and all payments on those securities will be made to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

     LEGAL HOLDERS. We, and any third parties employed by us or acting on your behalf, such as trustees, depositories and transfer agents, are obligated only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

     For example, once we make a payment or give a notice to the legal holder, we have no further responsibility for the payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve ourselves of the consequences of a default or of our obligation to comply with a particular provision of the indenture), we would seek the approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the legal holders contact the indirect holders is up to the legal holders.

     When we refer to you, we mean those who invest in the securities being offered by this prospectus, whether they are the legal holders or only indirect holders of those securities. When we refer to your securities, we mean the securities in which you hold a direct or indirect interest.

     SPECIAL CONSIDERATIONS FOR INDIRECT HOLDERS. If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

     - how it handles securities payments and notices;

     - whether it imposes fees or charges;

     - how it would handle a request for the holders' consent, if ever required;

     - whether and how you can instruct it to send you securities registered in your own name so you can be a legal holder, if that is permitted in the future;

     - how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

     - if the securities are in book-entry form, how the depositary's rules and procedures will affect these matters.

     GLOBAL SECURITIES

     WHAT IS A GLOBAL SECURITY? A global security represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple securities that have different terms and are issued at different times. We call this kind of global security a master global security.

     Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution that we select or its nominee. The financial institution that is selected for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

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

     A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise or as otherwise described in the prospectus supplement. We describe those situations below under "-- Special Situations When a Global Security Will Be Terminated." As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

     SPECIAL CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a global security will be governed by the account rules of the investor's financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead will deal only with the depositary that holds the global security.

     If securities are issued only in the form of a global security, an investor should be aware of the following:

     - An investor cannot cause the securities to be registered in his or her name, and cannot obtain physical certificates for his or her interest in the securities, except in the special situations we describe below.

     - An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe under "-- Holders of Securities" above.

     - An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form.

     - An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

     - The depositary's policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor's interest in a global security. Neither we nor any third parties employed by us or acting on your behalf, such as trustees and transfer agents, have any responsibility for any aspect of the depositary's actions or for its records of ownership interests in a global security. We and the trustee do not supervise the depositary in any way.

     - DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well.

     - Financial institutions that participate in the depositary's book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

     SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under "-- Legal Ownership of Securities -- Holders of Securities."

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

     The special situations for termination of a global security are as follows:

     - if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within a specified time period;

     - if we elect to terminate that global security; or

     - if an event of default has occurred with regard to securities represented by that global security and it has not been cured or waived.

     The prospectus supplement may also list additional situations for terminating a global security that would apply to a particular series of securities covered by the prospectus supplement. If a global security is terminated, only the depositary is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

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

                         DESCRIPTION OF DEBT SECURITIES

     We may issue debt securities from time to time in one or more distinct series. This section summarizes the material terms of our senior or subordinated debt securities that are common to all series. Most of the financial and other terms of any series of debt securities that we offer will be described in the prospectus supplement to be attached to the front of this prospectus.

     As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the debt securities will be governed by a document called an "indenture." An indenture is a contract between us and a financial institution, in this case, The Bank of New York, acting as trustee on your behalf. The indenture will be subject to and governed by the Trust Indenture Act of 1939. The trustee has two main roles:

     - First, subject to some limitations, the trustee can enforce your rights against us if we default.

     - Second, the trustee performs certain administrative duties for us, which include sending you interest payments and notices.

     Because we may issue both senior debt securities and subordinated debt securities, our references to the indenture are to each of the senior indenture and the subordinated indenture, unless the context requires otherwise. In this section, we refer to these indentures collectively as the "indentures." In addition, because our debt securities may or may not be guaranteed by our subsidiary guarantors, our references to subsidiary guarantors are applicable only if the prospectus supplement indicates that the debt securities will be guaranteed by our subsidiary guarantors.

     Because this section is a summary of the material terms of the indentures, it does not describe every aspect of the debt securities. We urge you to read the indentures because they, and not this description, define your rights as a holder of debt securities. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indentures. We have filed the forms of the indentures as exhibits to a registration statement that we have filed with the SEC, of which this prospectus is a part. See "Where You Can Find More Information," for information on how to obtain copies of the indentures.

GENERAL

     The debt securities will be unsecured obligations of our company. The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinate and junior in right of payment to all our existing and future senior indebtedness, as defined below.

     To the extent that our debt securities are guaranteed, the debt securities described in this prospectus may be fully and unconditionally guaranteed on a joint and several basis by any of the following wholly-owned subsidiaries: Quest Diagnostics Holdings Incorporated, Quest Diagnostics Clinical Laboratories, Inc., Quest Diagnostics Incorporated (CA), Quest Diagnostics Incorporated (MD), Quest Diagnostics LLC, Quest Diagnostics Incorporated (MI), Quest Diagnostics Incorporated (CT), Quest Diagnostics Incorporated (MA), Quest Diagnostics of Pennsylvania Inc., Quest Diagnostics Incorporated (OH), Metwest Inc., Nichols Institute Diagnostics, DPD Holdings, Inc., Diagnostics Reference Services Inc., Pathology Building Partnership, Quest Diagnostics Investments Incorporated, Quest Diagnostics Finance Incorporated and Laboratory Holdings Incorporated. Guarantees of our senior debt securities will be unsecured senior obligations of our subsidiary guarantors and will rank equally with all other unsecured and unsubordinated obligations of such subsidiary guarantors. Guarantees of our subordinated debt securities will be unsecured subordinated obligations of our subsidiary guarantors and will be subordinate in right of payment to the prior payment in full of all guarantees by our subsidiary guarantors of our senior indebtedness.

     Our debt securities are effectively subordinated to all existing and future indebtedness and other liabilities (including trade payables and capital lease obligations) of any of our subsidiaries not giving a guarantee, and would be so subordinated if a guarantee issued by any of our subsidiary guarantors were avoided or subordinated in favor of the subsidiary guarantor's other creditors. See "Risk Factors -- Federal

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

and state laws permit a court to void a guarantee issued by any of our subsidiaries if the court finds the guarantee to constitute a fraudulent conveyance."

     You should read the prospectus supplement for the following terms of the series of debt securities offered by the prospectus supplement:

     - The title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities.

     - The aggregate principal amount of the debt securities, the percentage of their principal amount at which the debt securities will be issued and the date or dates when the principal of the debt securities will be payable or how those dates will be determined.

     - The interest rate or rates, which may be fixed or variable, that the debt securities will bear, if any, and how the rate or rates will be determined.

     - The date or dates from which any interest will accrue or how the date or dates will be determined, the date or dates on which any interest will be payable, any regular record dates for these payments or how these dates will be determined and the basis on which any interest will be calculated, if other than on the basis of a 360-day year of twelve 30-day months.

     - The place or places, if any, other than or in addition to New York City, of payment, transfer, conversion and exchange of the debt securities and where notices or demands to or upon us in respect of the debt securities may be served.

     - Any optional redemption provisions.

     - Any sinking fund or other provisions that would obligate us to repurchase or redeem the debt securities.

     - Whether the amount of payments of principal of, or premium, if any, or interest on the debt securities will be determined with reference to an index, formula or other method, which could be based on one or more commodities, equity indices or other indices, and how these amounts will be determined.

     - Any changes or additions to the events of default under the applicable indenture or our covenants, including additions of any restrictive covenants, with respect to the debt securities.

     - If not the principal amount of the debt securities, the portion of the principal amount that will be payable upon acceleration of the maturity of the debt securities or how that portion will be determined.

     - Any changes or additions to the provisions concerning defeasance and covenant defeasance contained in the indenture that will be applicable to the debt securities.

     - Any provisions granting special rights to the holders of the debt securities upon the occurrence of specified events.

     - If other than the trustee, the name of any paying agent, security registrar and transfer agent for the debt securities.

     - If the debt securities are not to be issued in book-entry form only and held by The Depositary Trust Company, as depositary, the form of such debt securities, including whether such debt securities are to be issuable in permanent or temporary global form, as registered securities, bearer securities or both, any restrictions on the offer, sale or delivery of bearer securities and the terms, if any, upon which bearer securities of the series may be exchanged for registered securities of the series and vice versa, if permitted by applicable law and regulations.

     - If other than US dollars, the currency or currencies of such debt securities.

     - The person to whom any interest in a debt security will be payable, if other than the registered holder at the close of business on the regular record date.

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

     - The denomination or denominations that the debt securities will be issued, if other than denominations of $1,000 or any integral multiples in the case of the registered securities and $5,000 or any integral multiples in the case of the bearer securities.

     - Whether such debt securities will be convertible into or exchangeable for any other securities and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable.

     - A discussion of federal income tax, accounting and other special considerations, procedures and limitations with respect to the debt securities.

     - Whether and under what circumstances we will pay additional amounts to holders in respect of any tax assessment or government charge, and, if so, whether we will have the option to redeem the debt securities rather than pay such additional amounts.

     - Whether payment of any amounts due under the applicable indenture will be guaranteed by one or more of our subsidiaries.

     - Any other terms of the debt securities that are consistent with the provisions of the indenture.

     For purposes of this prospectus, any reference to the payment of principal of, premium or interest, if any, on debt securities will include additional amounts if required by the terms of such debt securities.

     The indentures do not limit the amount of debt securities that we are authorized to issue from time to time. The indentures also provide that there may be more than one trustee thereunder, each for one or more series of debt securities. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term "debt securities" means the series of debt securities for which each respective trustee is acting. If there is more than one trustee under the indenture, the powers and trust obligations of each trustee will apply only to the debt securities for which it is trustee. If two or more trustees are acting under the indenture, then the debt securities for which each trustee is acting would be treated as if issued under separate indentures.

     We may issue debt securities with terms different from those of debt securities that may already have been issued. Without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of that series unless the reopening was restricted when that series was created.

     There is no requirement that we issue debt securities in the future under any indenture, and we may use other indentures or documentation, containing different provisions in connection with future issues of other debt securities.

     We may issue the debt securities as original issue discount securities, which are debt securities, including any zero-coupon debt securities, that are issued and sold at a discount from their stated principal amount. Original issue discount securities provide that, upon acceleration of their maturity, an amount less than their principal amount will become due and payable. We will describe the U.S. federal income tax consequences and other considerations applicable to original issue discount securities in any prospectus supplement relating to them.

GUARANTEES

     Each of our subsidiaries may fully and unconditionally guarantee the payment of the principal of, premium and interest on our debt securities. The guarantees of the debt securities will be endorsed on the debt securities and will be unsecured obligations of our subsidiary guarantors. Guarantees of our senior debt securities will be unsecured senior obligations of our subsidiary guarantors. The guarantees of a particular subsidiary guarantor will rank equally with all other unsecured and unsubordinated obligations of that subsidiary guarantor. Guarantees of our subordinated debt securities will be unsecured subordinated obligations of our subsidiary guarantors. The guarantees of a particular subsidiary guarantor will be subordinate in right of payment to the prior payment in full of all guarantees by that subsidiary guarantor of our senior indebtedness and will rank equally with all other unsecured and subordinated obligations of that subsidiary guarantor.

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

     Our wholly-owned subsidiaries that may from time to time guarantee our debt securities are the following: Quest Diagnostics Holdings Incorporated, Quest Diagnostics Clinical Laboratories, Inc., Quest Diagnostics Incorporated (CA), Quest Diagnostics Incorporated (MD), Quest Diagnostics LLC, Quest Diagnostics Incorporated (MI), Quest Diagnostics Incorporated (CT), Quest Diagnostics Incorporated (MA), Quest Diagnostics of Pennsylvania Inc., Quest Diagnostics Incorporated (OH), Metwest Inc., Nichols Institute Diagnostics, DPD Holdings, Inc., Diagnostics Reference Services Inc., Pathology Building Partnership, Quest Diagnostics Investments Incorporated, Quest Diagnostics Finance Incorporated and Laboratory Holdings Incorporated. Together, these subsidiaries operate substantially all of our business.

     Applicable indentures will provide that the obligations of each subsidiary guarantor under its guarantee will be limited so as not to constitute a fraudulent conveyance under applicable United States federal or state laws. Application of this clause could limit the amount that holders of debt securities may be entitled to collect under the guarantees. Holders, by their acceptance of our debt securities, will have agreed to such limitations. See "Risk Factors -- Federal and state laws permit a court to void a guarantee issued by any of our subsidiaries if the court finds the guarantee to constitute a fraudulent conveyance."

CONVERSION AND EXCHANGE

     If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of such conversion or exchange, including:

     - the conversion price or exchange ratio, or the calculation method for such price or ratio;

     - the conversion or exchange period, or how such period will be determined;

     - if conversion or exchange will be mandatory or at the option of the holder or our company;

     - provisions for adjustment of the conversion price or the exchange ratio; and

     - provisions affecting conversion or exchange in the event of the redemption of the debt securities.

     Such terms may also include provisions under which the number or amount of other securities to be received by the holders of such debt securities upon conversion or exchange would be calculated according to the market price of such other securities as of a time stated in the prospectus supplement.

ADDITIONAL MECHANICS

     FORM, EXCHANGE AND TRANSFER

     The debt securities will be issued:

     - as registered securities; or

     - as bearer securities (unless otherwise stated in the prospectus supplement, with interest coupons attached); or

     - in global form, see "Securities We May Issue -- Global Securities;" or

     - in denominations that are even multiples of $1,000, in the case of registered securities, and in even multiples of $5,000, in the case of bearer securities.

     You may have your registered securities divided into registered securities of smaller denominations or combined into registered securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer registered securities of a series at the office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 21W, New York, New York 10286, Attn:
Corporate Trust -- Trustee Administration. The trustee maintains the list of registered holders and acts as our agent for registering debt securities in the names of holders and transferring debt securities. However, we may appoint another trustee to act as our agent or act as our own agent. If provided in the prospectus supplement, you may exchange your bearer securities for registered securities of the same series so long as the total principal amount is not changed. Unless otherwise specified in the prospectus supplement, bearer securities will not be issued in exchange for registered securities.

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

     You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the transfer agent is satisfied with your proof of ownership.

     If we designate additional transfer agents, they will be named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities for 15 days before the day we mail the notice of redemption or publish such notice (in the case of bearer securities) and ending on the day of that mailing or publication in order to freeze the list of holders to prepare the mailing. At our option, we may mail or publish such notice of redemption through an electronic medium. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

     PAYING AND PAYING AGENTS

     If you are a holder of registered securities, we will pay interest to you if you are a direct holder in the list of registered holders at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular time and day, usually about two weeks in advance of the interest due date, is called the "Regular Record Date" and is stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the Regular Record Date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called "accrued interest."

     With respect to registered securities, we will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That office is currently located at The Bank of New York, 101 Barclay Street, Floor 21 West, New York, New York 10286, Attn:
Corporate Trust Administration. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks or making wire transfers.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     If bearer securities are issued, unless otherwise provided in the prospectus supplement, we will maintain an office or agency outside the United States for the payment of all amounts due on the bearer securities. If debt securities are listed on the Luxembourg Stock Exchange or any other stock exchange located outside the United States, we will maintain an office or agency for such debt securities in any city located outside the United States required by such stock exchange. The initial locations of such offices and agencies will be specified in the prospectus supplement. Unless otherwise provided in the prospectus supplement, payment of interest on any bearer securities on or before maturity will be made only against surrender of coupons for such interest installments as they mature. Unless otherwise provided in the prospectus supplement, no payment with respect to any bearer security will be made at any office or agency of our company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal, premium and interest, if any, on bearer securities payable in US dollars will be made at the office of our paying agent in The City of New York if (but only if) payment of the full amount in US dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

     Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to registered holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

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

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. We may also choose to act as our own paying agent. We must notify you of changes in identities of the paying agents for any particular series of debt securities.

     NOTICES

     With respect to registered securities, we and the trustee will send notices regarding the debt securities only to registered holders, using their addresses as listed in the list of registered holders. With respect to bearer securities, we and the trustee will give notice by publication in a newspaper of general circulation in the City of New York or in such other cities that may be specified in a prospectus supplement. At our option, we may send or publish notices through an electronic medium as specified in the applicable prospectus supplement.

EVENTS OF DEFAULT

     You will have special rights if an event of default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

     WHAT IS AN EVENT OF DEFAULT? The term "event of default" in respect of the debt securities of your series means any of the following:

     - We and any of our subsidiary guarantors do not pay the principal of or any premium on a debt security of such series on its due date.

     - We and any of our subsidiary guarantors do not pay interest on a debt security of such series within 30 days of its due date whether at maturity, upon redemption or upon acceleration.

     - We do not deposit any sinking fund payment in respect of debt securities of such series on its due date.

     - We or any of our subsidiary guarantors remains in breach of a covenant in respect of debt securities of such series for 60 days after we receive a written notice of default stating we are in breach and requiring that we remedy the breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of such series.

     - We or any of our subsidiary guarantors files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     - Any of our of subsidiary guarantors repudiates its obligations under any subsidiary guarantee or, except to the extent contemplated by the related indenture, any subsidiary guarantee is determined to be unenforceable or invalid or shall for any reasons cease to be in full force and effect.

     - Any other event of default in respect of debt securities of such series described in the prospectus supplement occurs.

     The events of default described above may be modified as described in the applicable prospectus supplement. An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

     REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. There are special notice and timing rules which apply to the acceleration of subordinated debt securities which are designed to protect the interests of holders of senior debt. A declaration of acceleration of maturity may be cancelled by the holders of at least a majority in principal amount of the debt securities of the affected series if (1) all existing events of default, other than the nonpayment of principal of or premium or

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

interest, if any, on the debt securities of such series which have become due solely because of the acceleration, have been cured or waived and (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of the holders unless the holders offer the trustee reasonable protection from expenses and liability, called an "indemnity". If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of such right, remedy or event of default.

     Before you are allowed to bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured.

     - The holders of not less than 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

     - The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

     - The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during the 60-day period.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

     Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than (1) the payment of principal, any premium or interest or (2) in respect of a covenant or other provision that cannot be modified or amended without the consent of each holder.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION OR TO MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.

     Each year, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indentures and the debt securities, or else specifying any default.

MERGER OR CONSOLIDATION

     Under the terms of the indentures, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

     - either we will be the surviving corporation or, if we merge out of existence or sell assets, the entity into which we merge or to which we sell assets must agree to be legally responsible for the debt securities;

     - immediately after the merger or transfer of assets, no default on the debt securities can exist. A default for this purpose includes any event that would be an event of default if the requirements for giving a default notice or of having the default exist for a specific period of time were disregarded;

     - we must deliver certain certificates and documents to the trustee; and

     - we must satisfy any other requirements specified in the prospectus supplement.

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

MODIFICATION OR WAIVER

     There are three types of changes we can make to the indentures and the debt securities.

     CHANGES REQUIRING YOUR APPROVAL. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - changing the stated maturity of the principal of or interest on a debt security;

     - reducing any amounts due on a debt security or payable upon acceleration of the maturity of a security following a default;

     - adversely affecting any right of repayment at the holder's option;

     - changing the place (except as otherwise described in this prospectus) or currency of payment on a debt security;

     - impairing your right to sue for payment or to convert or exchange a security;

     - in the case of subordinated debt securities, modifying the subordination provisions in a manner that is adverse to holders of the subordinated debt securities;

     - in the case of senior debt securities, modifying the securities to subordinate the securities to other indebtedness;

     - reducing the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

     - reducing the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

     - reducing the requirements for quorum or voting with respect to the debt securities;

     - modifying any other aspect of the provisions of the indenture dealing with modification and waiver except to increase the voting requirements;

     - change in any of our obligations to pay additional amounts which are required to be paid to holders with respect to taxes imposed on such holders in certain circumstances; and

     - other provisions specified in the prospectus supplement.

     CHANGES REQUIRING A MAJORITY VOTE. The second type of change to the indenture and the outstanding debt securities is the kind that requires a vote in favor by holders of outstanding debt securities owning a majority of the principal amount of the particular series affected. Separate votes will be needed for each series even if they are affected in the same way. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. The same vote would be required for us and our subsidiary guarantors to obtain a waiver of all or part of certain covenants in the applicable indenture, or a waiver of a past default. However, we and our subsidiary guarantors cannot obtain a waiver of a payment default or any other aspect of the indentures or the outstanding debt securities listed in the first category described previously under "-- Changes Requiring Your Approval" unless we and our subsidiary guarantors obtain your individual consent to the waiver.

     CHANGES NOT REQUIRING APPROVAL. The third type of change does not require any vote by holders of outstanding debt securities. This type is limited to clarifications; curing ambiguities, defects or inconsistencies and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. Qualifying or maintaining the qualification of the indentures under the Trust Indenture Act do not require any vote by holders of debt securities.

     FURTHER DETAILS CONCERNING VOTING. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

     - for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

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

     - for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

     Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance -- Full Defeasance."

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indentures.

     We are not required to set a record date. If we set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

     "STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE DEBT SECURITIES OR REQUEST A WAIVER.

SATISFACTION AND DISCHARGE

     The indentures will cease to be of further effect, and we and our subsidiary guarantors will be deemed to have satisfied and discharged the indentures with respect to a particular series of debt securities, when the following conditions have been satisfied:

     - all debt securities of that series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year,

     - we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the debt securities of that series that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit (for debt securities that have become due and payable) or to the stated maturity or the redemption date, as the case may be (for debt securities that have not become due and payable),

     - we have paid or caused to be paid all other sums payable under the indentures in respect of that series, and

     - we have delivered to the trustee an officer's certificate and opinion of counsel, each stating that all these conditions have been complied with.

     We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.

DEFEASANCE

     The following discussion of full defeasance and covenant defeasance will be applicable to your series of debt securities only if we choose to have them apply to that series. If we choose to do so, we will state that in the applicable prospectus supplement and describe any changes to these provisions.

     FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves and our subsidiary guarantors from any payment or other obligations on the debt securities, called "full defeasance", if we put in place the following other arrangements for you to be repaid:

     - We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates including, possibly, their earliest redemption date.

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

     - Under current federal tax law, the deposit and our legal release from the debt securities would likely be treated as though you surrendered your debt securities in exchange for your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you surrendered. In order for us to effect a full defeasance, we must deliver to the trustee a legal opinion confirming that you will not recognize income gain or loss for federal income tax purposes as a result of the defeasance and that you will not be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     - We must comply with any additional provisions set forth in the prospectus supplement.

     If we accomplish a full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us or our subsidiary guarantors for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any applicable subordination provisions on the subordinated debt securities described below under "-- Subordination."

     COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released and cause our subsidiary guarantors to be released, from the restrictive covenants in the debt securities, if any. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities, and you would be released from any applicable subordination provisions on the subordinated debt securities described later under "-- Subordination." In order to achieve covenant defeasance, we must do the following:

     - We must deposit in trust for your benefit and the benefit of all other registered holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

     - We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

     - We must comply with any additional provisions set forth in the prospectus supplement.

     If we accomplish covenant defeasance, the following provisions of the indenture and the debt securities would no longer apply unless otherwise specified:

     - any promises of our subsidiary guarantors relating to their guarantees, the conduct of their business and any other covenants applicable to the series of debt securities that will be described in the prospectus supplement;

     - our promises regarding conduct of our business and other matters and any other covenants applicable to the series of debt securities that will be described in the prospectus supplement; and

     - the definition of an event of default as a breach of such covenants that may be specified in the prospectus supplement.

     If we accomplish covenant defeasance, you can still look to us and our subsidiary guarantors for repayment of the debt securities if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, of course, you may not be able to obtain payment of the shortfall.

     In order to exercise either full defeasance or covenant defeasance, we must comply with certain conditions, and no event or condition can exist that would prevent us and our subsidiary guarantors from making payments of principal, premium, and interest, if any, on the senior debt securities or subordinated debt securities of such series on the date the irrevocable deposit is made or at any time during the period ending on the 91st day after the deposit date.

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

RANKING

     Unless provided otherwise in the applicable prospectus supplement, the debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. The subordinated debt securities are subordinated to some of our existing and future debt and other liabilities. See "-- Subordination" for additional information on how subordination limits your ability to receive payment or pursue other rights if we default or have certain other financial difficulties. In addition, the senior and subordinated debt securities, if they are not guaranteed by our subsidiaries, will be effectively subordinated to the indebtedness of our subsidiaries.

SUBORDINATION

     Unless the prospectus supplement provides otherwise, the following provisions will apply to the subordinated debt securities:

     The payment of principal, any premium and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all of our senior indebtedness. This means that in certain circumstances where we may not be making payments on all of our debt obligations as they become due, the holders of all of our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on the senior indebtedness before you and the other holders of subordinated debt securities will be entitled to receive any payment or distribution (other than in the form of subordinated securities) on the subordinated debt securities. These circumstances include the following circumstances:

     - We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, or as part of an assignment or marshalling of our assets for the benefit of our creditors.

     - We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur.

     - The maturity of the subordinated debt securities is accelerated. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and payable and immediately payable or may be automatically accelerated due to an event of default as described under "-- Events of Default."

     In addition, we are generally not permitted to make payments of principal, any premium or interest on the subordinated debt securities if we default in our obligation to make payments on our senior indebtedness and do not cure such default. We are also prohibited from making payments on subordinated debt securities if an event of default (other than a payment default) that permits the holders of senior indebtedness to accelerate the maturity of the senior indebtedness occurs and we and the trustee have received a notice of such event of default. However, unless the senior indebtedness has been accelerated because of that event of default, this payment blockage notice cannot last more than 179 days.

     These subordination provisions mean that if we are insolvent a holder of senior indebtedness is likely to ultimately receive out of our assets more than a holder of the same amount of our subordinated debt securities, and a creditor of our company that is owed a specific amount but who owns neither our senior indebtedness nor our subordinated debt securities may ultimately receive less than a holder of the same amount of senior indebtedness and more than a holder of subordinated debt securities.

     The subordinated indenture does not limit the amount of senior indebtedness we are permitted to have and we may in the future incur additional senior indebtedness.

     "Senior indebtedness" is defined in the subordinated indenture as the principal of, and premium, if any, and unpaid interest on

     - indebtedness of Quest Diagnostics whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed, for money borrowed, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is provided that

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

       such indebtedness is not senior or prior in right of payment to the subordinated debt securities. This includes the indebtedness of others guaranteed by Quest Diagnostics but excludes the debt securities Quest Diagnostics issued under the subordinated indenture and the 10 3/4% senior subordinated notes due 2006 of Quest Diagnostics, and

     - renewals, extensions, modifications and refunding of any such indebtedness.

     If this prospectus is being delivered in connection with a series of subordinated securities, the accompanying prospectus supplement or the information incorporated by reference will set forth the approximate amount of senior indebtedness outstanding as of a recent date.

THE TRUSTEE

     The initial trustee under each indenture will be The Bank of New York. The Bank of New York will also be the initial paying agent and registrar for the debt securities. The Bank of New York is also the trustee and note registrar for our 10 3/4% senior subordinated notes due 2006.

     Each indenture provides that, except during the continuance of an event of default under the indenture, the trustee under the indenture will perform only such duties as are specifically set forth in the indenture. Under the indenture, the holders of a majority in outstanding principal amount of the debt securities will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indenture, subject to certain exceptions. If an event of default has occurred and is continuing, the trustee under the indenture will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     Each indenture and provisions of the Trust Indenture Act incorporated by reference in the indenture contain limitations on the rights of the trustee under such indenture, should it become a creditor of our company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The trustee under the indenture is permitted to engage in other transactions. However, if the trustee under the indenture acquires any prohibited conflicting interest, it must eliminate the conflict or resign.

     Each trustee may resign or be removed with respect to one or more series of securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of securities under one of the indentures, each such trustee shall be a trustee of a trust separate and apart from the trust administered by any other such trustee and any action described herein to be taken by the "trustee" may then be taken by each such trustee with respect to, and only with respect to, the one or more series of securities for which it is trustee.

GOVERNING LAW

     The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

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

                       DESCRIPTION OF THE PREFERRED STOCK
                     AND THE DEPOSITARY SHARES REPRESENTING
                      FRACTIONAL SHARES OF PREFERRED STOCK

     This section describes the general terms and provisions of the preferred stock that we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

     This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our certificate of incorporation and the certificate of designation we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.

BOOK-ENTRY SECURITIES

     The preferred stock may be issued in whole or in part in the form of one or more global securities. See "Securities We May Issue" for additional information about your limited rights as the beneficial owner of a global security.

OUR SERIES OF PREFERRED STOCK

     Our certificate of incorporation permits us to issue, without prior permission from our stockholders, up to 10,000,000 shares of preferred stock. As of June 1, 2001, we had previously authorized:

     - 1,000 shares of voting cumulative preferred stock, par value $1.00 per share, all of which are issued and outstanding; and

     - 1,300,000 shares of series A preferred stock par value $1.00 per share, none of which are expected to be issued nor are any outstanding; series A preferred stock will be issued pursuant to our rights agreement as described under "Description of Common Stock -- Rights Agreement."

     VOTING CUMULATIVE PREFERRED STOCK

     We have 1,000 outstanding shares of voting cumulative preferred stock, all of which are owned by Corning Incorporated. The shares of our voting cumulative preferred stock rank senior to our common stock and series A preferred stock; they have a liquidation preference of $1,000 per share over the shares of our common stock and receive quarterly dividends payable in cash at the greater of
(1) 10% per annum or (2) the yield to maturity of our 10 3/4% notes expressed as a percentage plus 1%. The voting cumulative preferred stock has one vote per share and votes together with our common stock as a single class. The voting cumulative preferred stock also votes as a separate class on any amendment to our certificate of incorporation that adversely affects the rights of such preferred stock, subject to certain exceptions. We may redeem all the shares of our voting cumulative preferred stock beginning on January 1, 2003. The initial redemption price is 106% of the liquidation preference per share, plus accrued and unpaid dividends. The redemption price will decline each year after 2003 and will be 100% of the liquidation preference, plus accrued and unpaid dividends, on or after January 1, 2006. On January 1, 2022, we must redeem all of the then outstanding shares of voting cumulative preferred stock at a redemption price equal to the liquidation preference.

     TERMS OF FUTURE SERIES OF PREFERRED STOCK

     Our board of directors may, without further action of the stockholders, issue undesignated preferred stock in one or more classes or series. Any undesignated preferred stock issued by us may:

     - rank prior to our common stock as to dividend rights, liquidation preference or both;

     - have full or limited voting rights; and

     - be convertible into shares of common stock or other securities.

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

     The powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, of the preferred stock of each series will be fixed or designated by our board of directors pursuant to a certificate of designation. We will describe in the applicable prospectus supplement the specific terms of a particular series of preferred stock, which may include the following:

     - the maximum number of shares in the series;

     - the designation of the series;

     - the terms of any voting rights of the series;

     - the dividend rate, if any, on the shares of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or on any other series of capital stock, and whether such dividends shall be cumulative or non-cumulative;

     - whether the shares of such series shall be redeemable by us and, if so, the times, prices and other terms and conditions of such redemption;

     - the rights of the holders of shares of such series upon the liquidation, dissolution or winding up of our company;

     - whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

     - whether or not the shares of such series shall be convertible into, or exchangeable for, (a) our debt securities, (b) shares of any other class or classes of stock of our company, or of any other series of the same or different class of stock, or (c) shares of any class or series of stock of any other corporation, and if so convertible or exchangeable, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same;

     - the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by our company of, our common stock, or any other class or classes of stock of our company ranking junior to the shares of such series either as to dividends or upon liquidation;

     - the conditions or restrictions, if any, upon the creation of indebtedness of our company or upon the issue of any additional stock, including additional shares of such series or of any other series or of any other class, ranking on a parity with or prior to the shares of such series as to dividends or distribution of assets on liquidation, dissolution or winding up;

     - whether fractional interests in shares of the series will be offered in the form of depositary shares as described below under "-- Depositary Shares";

     - any other preference or provision and relative, participating, optional or other special rights or qualifications, limitations or restrictions thereof; and

     - our ability to modify the rights of holders otherwise than by a vote of a majority or more of the series outstanding.

     The preferred stock will, when issued, be fully paid and nonassessable. We will select the transfer agent, registrar and dividend disbursement agent for a series of preferred stock and will describe its selection in the applicable prospectus supplement. The registrar for shares of preferred stock will send notices to stockholders of any meetings at which holders of the preferred stock have the right to elect directors of our company or to vote on any other matter of our company.

DEPOSITARY SHARES

     This section describes the general terms and provisions of the depositary shares we may offer. The applicable prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement, including, but not limited to, the title of the depositary shares and the deposited security, the amount of deposited securities represented by one depositary share, and any general terms outlined in this section that will not apply to those depositary shares.

     We have summarized certain terms and provisions of the depositary agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We will file the form of depositary agreement, including the form of depositary receipt, as an exhibit to the registration statement, of which this prospectus is a part. You should read the forms of depositary agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

     GENERAL. We may offer fractional interests in preferred stock rather than full shares of preferred stock. If this occurs, we will provide for the issuance by a depositary to the public of receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preferred stock.

     The stock of any series of preferred stock underlying the depositary shares will be deposited under a separate depositary agreement between us and a depositary. For these purposes, the depositary will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. We will name the depositary and give the address of its principal executive office in the applicable prospectus supplement. Subject to the terms of the depositary agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying such depositary shares. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

     The depositary shares will be evidenced by depositary receipts issued under the depositary agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts although not in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

     If you surrender depositary receipts at the principal office of the depositary, unless the related depositary shares have previously been called for redemption, you are entitled to receive at such office the number of shares of preferred stock and any money or other property represented by such depositary shares. We will not issue partial shares of preferred stock. If you deliver depositary receipts evidencing a number of depositary shares that represent more than a whole number of shares of preferred stock, the depositary will issue you a new depositary receipt evidencing such excess number of depositary shares at the same time that the shares of preferred stock are withdrawn. Holders of preferred stock received in exchange for depositary shares will no longer be entitled to deposit such shares under the depositary agreement or to receive depositary shares in exchange for such preferred stock.

     DIVIDENDS AND OTHER DISTRIBUTIONS. The depositary will distribute all cash dividends or other distributions received with respect to the preferred stock to the record holders of depositary shares representing the preferred stock in proportion to the number of depositary shares owned by the holders on the relevant record date. The depositary will distribute only the amount that can be distributed without attributing to any holder of depositary shares a fraction of one cent. THE BALANCE NOT DISTRIBUTED WILL BE ADDED TO AND TREATED AS PART OF THE NEXT SUM RECEIVED BY THE DEPOSITARY FOR DISTRIBUTION TO RECORD HOLDERS OF DEPOSITARY SHARES.

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

     If there is a distribution other than in cash, the depositary will distribute property to the holders of depositary shares, unless the depositary determines that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of depositary shares.

     The depositary agreement will also contain provisions relating to how any subscription or similar rights offered by us to the holders of the preferred stock will be made available to the holders of depositary shares.

     CONVERSION AND EXCHANGE. If any series of preferred stock underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

     REDEMPTION OF DEPOSITARY SHARES. If the series of the preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the redemption proceeds, in whole or in part, of such series of the preferred stock held by the depositary. The depositary will mail notice of redemption between 30 to 60 days prior to the date fixed for redemption to the record holders of the depositary shares to be redeemed at their addresses appearing in the depositary's records. The redemption price per depositary share will bear the same relationship to the redemption price per share of preferred stock that the depositary share bears to the underlying preferred share. Whenever we redeem preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the preferred stock redeemed. If less than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding. When the depositary shares are no longer outstanding, all rights of the holders will cease, except the right to receive money or other property that the holders of the depositary shares were entitled to receive upon such redemption. Such payments will be made when holders surrender their depositary receipts to the depositary.

     VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail information about the meeting contained in the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of such depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to how the preferred stock underlying the holder's depositary shares should be voted.

     The depositary will try, if practical, to vote the number of shares of preferred stock underlying the depositary shares according to the instructions received. We will agree to take all action requested and deemed necessary by the depositary in order to enable the depositary to vote the preferred stock in that manner. The depositary will not vote any preferred stock for which it does not receive specific instructions from the holder of the depositary shares relating to such preferred stock.

     TAXATION. Provided that each obligation in the depositary agreement and any related agreement is performed in accordance with its terms, owners of depositary shares will be treated for federal income tax purposes as if they were owners of the shares of preferred stock represented by the depositary shares. Accordingly, for federal income tax purposes they will have the income and deductions to which they would be entitled if they were holders of the preferred stock. In addition:

     - No gain or loss will be recognized for federal income tax purposes upon withdrawal of preferred stock in exchange for depositary shares as provided in the depositary agreement.

     - The tax basis of each share of preferred stock to an exchanging owner of depositary shares will, upon the exchange, be the same as the aggregate tax basis of the depositary shares exchanged for such preferred stock.

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

     - The holding period for the preferred stock, in the hands of an exchanging owner of depositary shares who held the depositary shares as a capital asset at the time of the exchange, will include the period that the owner held such depositary shares.

     AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between our company and the depositary at any time. However, any amendment that materially and adversely alters the rights of the existing holders of depositary shares will not be effective unless approved by the record holders of at least a majority of the depositary shares then outstanding. A depositary agreement may be terminated by us or the depositary only if:

     - All outstanding depositary shares relating to the depositary agreement have been redeemed.

     - There has been a final distribution on the preferred stock of the relevant series in connection with the liquidation, dissolution or winding up of the business and the distribution has been distributed to the holders of the related depositary shares.

     CHARGES OF DEPOSITARY. We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary for the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary shares will pay transfer and other taxes and governmental charges and any other charges that are stated to be their responsibility in the depositary agreement.

     MISCELLANEOUS. We will forward to the holders of depositary shares all reports and communications that it must furnish to the holders of the preferred stock.

     Neither the depositary nor we will be liable if the depositary is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the depositary agreement. Our obligations and the depositary's obligations under the depositary agreement will be limited to performance in good faith of duties set forth in the depositary agreement. Neither the depositary nor we will be obligated to prosecute or defend any legal proceeding connected with any depositary shares or preferred stock unless satisfactory indemnity is furnished to us or the depositary. We and the depositary may rely upon written advice of counsel or accountants, or information provided by persons presenting preferred stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.

     RESIGNATION AND REMOVAL OF DEPOSITARY. The depositary may resign at any time by delivering notice to us. We may also remove the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

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

                          DESCRIPTION OF COMMON STOCK

     Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of June 1, 2001, there were 94,316,052 shares of common stock outstanding held of record by approximately 6,800 stockholders, and 1,000 shares of preferred stock outstanding held of record by Corning Incorporated. The following description of our common stock and provisions of our certificate of incorporation and bylaws are only summaries and we encourage you to review complete copies of our certificate of incorporation and bylaws, which we have previously filed with the SEC.

COMMON STOCK

     Holders of our common stock are entitled to receive, as, when and if declared by our board of directors, dividends and other distributions in cash, stock or property from our assets or funds legally available for those purposes subject to any dividend preferences that may be attributable to preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote. Holders of common stock are not entitled to cumulative voting for the election of directors. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution, subject to any prior rights of any holders of preferred stock then outstanding.

     Our common stock is traded on the New York Stock Exchange under the symbol "DGX."

DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS MAY HAVE AN ANTI-TAKEOVER EFFECT

     Provisions in our certificate of incorporation, bylaws and Delaware law could make it harder for someone to acquire us through a tender offer, proxy contest or otherwise. We are governed by the provisions of Section 203 of the Delaware General Corporate Law, which provides that a person who owns (or within three years, did own) 15% or more of a company's voting stock is an "interested stockholder." Section 203 prohibits a public Delaware corporation from engaging in a business combination with an interested stockholder for a period commencing three years from the date in which the person became an interested stockholder unless:

     - the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation (excluding shares owned by officers, directors, or certain employee stock purchase plans); or

     - at or subsequent to the time the transaction is approved by the board of directors, there is an affirmative vote of at least 66.67% of the outstanding voting stock.

     Section 203 could prohibit or delay mergers or other takeover attempts against us, and accordingly, may discourage attempts to acquire us through tender offer, proxy contest or otherwise.

     Our certificate of incorporation and bylaws include certain restrictions on who may call a special meeting of stockholders and prohibit certain actions by written consent of the holders of common stock. These provisions could delay, deter or prevent a future takeover or acquisition of us unless such takeover or acquisition is approved by the board of directors. We have a staggered board of directors, so that it would take three successive annual meetings to replace all directors. Our certificate of incorporation also requires the approval of holders of at least 80% of the voting power of the outstanding capital stock of our company entitled to vote generally in the election of directors as a condition for mergers and certain other business combinations with any beneficial owner of more than 10% of such voting power or an interested stockholder, unless (1) the transaction is approved by at least a majority of directors which are not affiliated or associated with the interested stockholder with whom we are seeking a business combination or (2) certain minimum price, form of consideration and procedural requirements are met.

RIGHTS AGREEMENT

     On December 31, 1996, we adopted a shareholder rights agreement. As with most shareholder rights agreements, the terms of our rights agreement are complex and not easily summarized. This summary may not contain all of the information that is important to you. Accordingly, you should carefully read our rights agreement, as amended, that is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

     Our rights agreement provides that each of our common shares will have the right to purchase a unit consisting of one-hundredth of our series A preferred stock at a purchase price of $250. Each share of series A preferred stock is entitled to 100 votes per share and votes together with our common stock as a single class. The series A preferred stock is not redeemable. Holders of rights will have no rights as our stockholders, including the right to vote or receive dividends, simply by virtue of holding the rights.

     Initially, the rights under our rights agreement are attached to outstanding certificates representing our common shares and no separate certificates representing the rights will be distributed. The rights will separate from our common shares and be represented by separate certificates approximately 10 days after someone acquires or commences a tender or exchange offer for 20% of our outstanding common stock except in the case of SmithKline Beecham and its affiliates, who may acquire up to 29.5% of our outstanding common stock without triggering the separation of the rights from our common stock.

     After the rights separate from our common shares, certificates representing the rights will be mailed to record holders of our common shares. Once distributed, the rights certificates alone will represent the rights. All of our common shares issued prior to the date the rights separate from the common shares will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common shares. The rights will expire on December 31, 2006 unless earlier redeemed or exchanged by us.

     If a person or group obtains or has the right to obtain 20% or more of our common shares, then each holder of a right shall be entitled to receive common stock in lieu of the series A preferred stock upon exercise of the right and payment of the purchase price. The number of shares of common stock the holder of the right shall be entitled to receive shall have a value equal to two times the purchase price paid by such holder upon exercise of the right, unless our board of directors exercises its option pursuant to the rights agreement to exchange all or part of the outstanding rights for common stock at an exchange ratio of one common stock per right prior to a person or group beneficially owning 50% or more of our common shares. If our company is acquired in a merger, consolidation or other business combination or more than 50% of our assets is sold or transferred, each right will thereafter entitle the holder thereof to receive, upon the exercise of such right, common stock of the acquiring corporation having a value equal to two times the purchase price of such right.

     Our rights agreement may have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, including, without limitation, directors serving on committees of our board of directors. Directors remain liable for:

     - any breach of the director's duty of loyalty to our or its stockholders;

     - any act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law;

     - any violation of Section 174 of the DGCL, which proscribes the payment of dividends and stock purchases or redemptions under certain circumstances; and

     - any transaction from which the directors derive an improper personal benefit.

     This provision, however, has no effect on the availability of equitable remedies such as an injunction or rescission. Additionally, this provision will not limit liability under state or federal securities laws.

     The certificate of incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by such law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Computershare Investors Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, and its telephone number at this location is (312) 588-4991.

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

                              SELLING STOCKHOLDER

     We have registered 3,000,000 shares of our common stock that may be offered by SmithKline Beecham in the registration statement of which this prospectus is a part. As of June 1, 2001, these shares represented 3.2% of the outstanding shares of our common stock and SmithKline Beecham held 22,128,672 shares of our common stock, representing approximately 23.5% of the outstanding shares of our common stock.

     In a letter agreement dated as of January 22, 2001, SmithKline Beecham has agreed that (1) it will not offer or sell any shares of common stock pursuant to such registration statement other than as part of an underwritten public offering; (2) the maximum number of shares of common stock that it will sell pursuant to such registration statement will equal the lesser of (a) 3,000,000 shares of common stock or (b) such number of shares of common stock having an aggregate offering price of $225 million; and (3) it will not make more than one offering of common stock pursuant to such registration statement. Since SmithKline Beecham may sell all or some of its shares of common stock that have been registered pursuant to such registration statement, no estimate can be made of the aggregate number of shares of common stock that will be owned by SmithKline Beecham upon completion of any such sale.

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

                              PLAN OF DISTRIBUTION

     We may sell the securities and SmithKline Beecham may sell shares of our common stock that it owns to one or more underwriters for public offering or to investors directly or through agents. The name of any such underwriter or agent involved in the offer and sale of the securities, the amounts underwritten and the nature of its obligation to take the securities will be named in the applicable prospectus supplement. We have reserved the right to sell the securities, and SmithKline Beecham has reserved the right to sell shares of our common stock that it owns, directly to investors on our own behalf in those jurisdictions where we are authorized to do so. The sale of the securities may be effected in transactions (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options. In a letter agreement dated as of January 22, 2001, SmithKline Beecham has agreed that it will not offer or sell any common stock pursuant to this prospectus other than as part of an underwritten public offering.

     Underwriters may offer and sell the securities at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. They may offer the securities on an exchange, which will be disclosed in the applicable prospectus supplement. We and SmithKline Beecham also may, from time to time, authorize dealers, acting as our agents, to offer and sell the securities, and in the case of SmithKline Beecham, our common stock, upon such terms and conditions as set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may receive compensation from us and SmithKline Beecham in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions (which may be changed from time to time) from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by our company and SmithKline Beecham to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. SmithKline Beecham, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with our company and SmithKline Beecham, to indemnification against and contribution towards certain civil liabilities, including any liabilities under the Securities Act.

     Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters to bid for and purchase the securities. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering, i.e., if they sell more securities than are set forth on the cover page of the applicable prospectus supplement, the underwriters may reduce that short position by purchasing securities in the open market. The underwriters may also impose a penalty bid on certain underwriters. This means that if the underwriters purchase the securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters who sold those securities as part of the offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

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

     Any securities other than our common stock issued hereunder may be new issues of securities with no established trading market. Any underwriters or agents to or through whom such securities are sold for public offering and sale may make a market in such securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such securities. The amount of expenses expected to be incurred by us in connection with any issuance of securities will be set forth in the prospectus supplement. Certain of the underwriters, dealers or agents and their associates may engage in transactions with, and perform services for, our company, SmithKline Beecham and certain of our affiliates and SmithKline Beecham's affiliate's in the ordinary course.

                           VALIDITY OF THE SECURITIES

     The validity of any securities issued hereunder will be passed upon for our company by Shearman & Sterling, New York, New York. Unless otherwise indicated in the applicable prospectus supplement, the validity of any securities issued hereunder will be passed upon for any agents or underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Quest Diagnostics Incorporated and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference into this prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

     The combined balance sheets at December 31, 1998 and 1997 and the related combined statements of operations, changes in parent's equity and cash flows for each of the three years ended December 31, 1998, of SmithKline Beecham Clinical Laboratories, Inc. and Certain Related Affiliates' have been incorporated by reference into this prospectus in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

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

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                                  $500,000,000

                            [QUEST DIAGNOSTICS LOGO]
                                  % SENIOR NOTES DUE
                                  % SENIOR NOTES DUE

                 ----------------------------------------------

                             PROSPECTUS  SUPPLEMENT
                -----------------------------------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                         BANC OF AMERICA SECURITIES LLC
                                  UBS WARBURG
                           WACHOVIA SECURITIES, INC.
                           BNY CAPITAL MARKETS, INC.

                                            , 2001

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